This Draft Registration Statement Has Not Been Publicly Filed with the United States Securities and Exchange Commission, and All Information Herein Remains Strictly Confidential.

As Confidentially Submitted to the Securities and Exchange Commission on February 14, 2023

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HEALTHY CHOICE WELLNESS CORP.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5411 (Primary Standard Industrial Classification Code Number)	88-4128927 (I.R.S. Employer Identification Number)

3800 North 28th Way

Hollywood, FL 33020

(305) 600-5004

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey Holman

Chief Executive Officer

3800 North 28th Way

Hollywood, FL 33020

(305) 600-5004

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Martin, T. Schrier, Esq. Cozen O’Connor 200 S. Biscayne Boulevard 30th Floor Miami, FL 33131 Tel: 305-704-5954

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☐

Non-accelerated filer ☒	Smaller reporting company	☒

	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price per Share(2)		Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Common Stock, par value $0.001 per share		(2)		(2)

(1)	This prospectus (“Prospectus”) relates to an indeterminate number of shares of common stock, par value $0.001 per share, of Healthy Choice Wellness Corp., which will be distributed pursuant to a spin-off transaction to the stockholders of Healthier Choices Management Corp.
(2)	Not included pursuant to Rule 457 under the Securities Act of 1933.
(3)	There is currently no market for the common stock. Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.
(4)	To be paid in connection with the initial filing of the registration statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting certain unaudited pro forma condensed combined financial information because such information relates to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                             , 2023

PRELIMINARY PROSPECTUS

Shares of Common Stock

This Prospectus is being furnished to you as a stockholder of Healthier Choices Management Corp. (“HCMC”) in connection with the planned distribution (the “Spin-Off” or the “Distribution”) by HCMC to its stockholders of all the shares of common stock, par value $0.001 per share (the “Common Stock”), of Healthy Choice Wellness Corp. (the “Company” or “SpinCo”) held by HCMC immediately prior to the Spin-Off. Immediately prior to the time of the Distribution, HCMC will hold 100% of the outstanding shares of Common Stock.

At the time of the Spin-Off, HCMC will distribute all the outstanding shares of Common Stock held by it on a pro rata basis to holders of HCMC’s common stock. Each share of HCMC’s common stock outstanding as of                , New York City, on              , 2023, the record date for the Spin-Off (the “Record Date”), will entitle the holder thereof to receive                     share of Common Stock. The Distribution will be made in book-entry form by a distribution agent. Fractional shares of Common Stock will not be distributed in the Spin-Off and any fractional amounts will be rounded down.

The Spin-Off will be effective as of                                   , New York City time, on              , 2023. Immediately after the Spin-Off, the Company will be an independent publicly-traded company.

HCMC’s stockholders are not required to vote on or take any other action in connection with the Spin-Off. We are not asking you for a proxy, and we request that you do not send us a proxy. HCMC stockholders will not be required to pay any consideration for the Common Stock they receive in the Spin-Off, and they will not be required to surrender or exchange their shares of HCMC’s common stock or take any other action in connection with the Spin-Off.

There is no current trading market for the Company common stock, although we expect “regular-way” trading of SpinCo common stock to begin on the first trading day following the completion of the distribution. SpinCo intends to apply to have its Common Stock authorized for listing on the NYSE American exchange under the symbol “              .”

Following the separation, the Company will be an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and, as such, is allowed to provide in this Prospectus more limited disclosures than an issuer that would not so qualify. In addition, for so long as the Company remains an emerging growth company, it may also take advantage of certain limited exceptions from investor protection laws such as the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the Investor Protection and Securities Reform Act of 2010, for limited periods. See “Information Statement Summary—Emerging Growth Company Status.”

In reviewing this Prospectus, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 10 of this Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this prospectus is                     , 2023.

           , 2023

Dear Stockholder:

I am pleased to report that the previously announced spin-off by Healthier Choices Management Corp., which we refer to as “HCMC,” of all of the outstanding shares of common stock of its Healthy Choice Wellness Corp. subsidiary is expected to become effective on             , 2023. Healthy Choice Wellness Corp., a Delaware corporation, which we refer to as “SpinCo,” will become a public company on that date and will own the HCMC subsidiaries that operate the HCMC retail stores, namely Ada’s Natural Market, Paradise Health and Nutrition, Mother Earth’s Storehouse, Green’s Natural Foods and Healthy Choice Wellness Centers, as well as the online entity at thevitaminstore.com and expect to be capitalized with approximately $16 million in net cash as described in this prospectus. SpinCo intends to apply to have its common stock be listed on the NYSE American exchange under the symbol “HCWC.”

Holders of record of HCMC’s common stock (including HCMC restricted stock awards) as of the close of business, New York City time, on            , 2023, which will be the record date, will receive        shares of SpinCo common stock for every             shares of HCMC’s common stock held. No action is required on your part to receive your SpinCo shares. You will not be required either to pay anything for the new SpinCo shares or to surrender any shares of HCMC stock.

The enclosed prospectus describes the distribution of shares of SpinCo common stock and contains important information about SpinCo, including financial statements. I suggest that you read it carefully. If you have any questions regarding the Distribution, please contact John Ollet at 305.600.5004, extension 219.

Sincerely,

Jeffrey E. Holman

Chief Executive Officer and Chairman of the Board

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). The exhibits to the registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase our securities, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the sections entitled “Where You Can Find Additional Information” and “Incorporation by Reference.”

You should rely only on the information contained in this prospectus and any free writing prospectus we may authorize to be delivered to you. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus and any related free writing prospectus. We take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is only accurate as of the date of this prospectus, regardless of the time of delivery of this prospectus.

Any reference in this prospectus to information that is “contained,” “referred to” or “included” in this prospectus, or any similar expression, includes not only the information expressly set forth in this prospectus but also the information incorporated by reference in this prospectus.

Unless the context requires otherwise, references in this prospectus to the “Company,” “SpinCo,” “HCWC,” “our company,” “we,” “our,” “us” and similar terms refer to Healthy Choice Wellness Corp., a Delaware corporation, and its subsidiaries, unless the context otherwise requires.

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SUMMARY OF THE BUSINESS

Healthy Choice Wellness Corp. is a holding company focused on providing consumers with healthier daily choices with respect to nutrition and other lifestyle alternatives. Through its wholly owned subsidiaries, the Company operates:

●	Ada’s Natural Market, a natural and organic grocery store offering fresh produce, bulk foods, vitamins and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items (www.Adasmarket.com)

●	Paradise Health & Nutrition’s three stores that likewise offer fresh produce, bulk foods, vitamins, and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items (www.ParadiseHealthDirect.com)

●	Mother Earth’s Storehouse, a two-store organic and health food and vitamin chain in New York’s Hudson Valley, which has been in existence for over 40 years (www.MotherEarthStorehouse.com)

●	Greens Natural Foods’ eight stores in New York and New Jersey, offering a selection of 100% organic produce and all-natural, non-GMO groceries and bulk foods; a wide selection of local products; an organic juice and smoothie bar; a fresh foods department, which offers fresh and healthy “grab & go” foods; a full selection of vitamins & supplements; as well as health and beauty products. (www.Greensnaturalfoods.com).

Through its wholly owned subsidiary, Healthy Choice Wellness, LLC, the Company operates IV-based Wellness Centers:

●	the Company has a licensing agreement for a Wellness Center at the Casbah Spa & Salon in Fort Lauderdale, Florida, offering IV hydration treatments and intramuscular shots within a spa setting.

●	the Company also has a services agreement for a Wellness Center with Boston Direct Health, which provides aesthetics and medical care for an optimized life, offering IV treatments and inter-muscular shots.

●	the Company entered into services agreements for additional Wellness Centers in Chicago that it expects to open during 2023.

Through its wholly owned subsidiary, Healthy U Wholesale, the Company sells vitamins and supplements, as well as health, beauty and personal care products on its website www.TheVitaminStore.com.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

The following questions and answers briefly address some commonly asked questions about the Spin-Off. They may not include all the information that is important to you. We encourage you to read carefully this entire Prospectus and the other documents to which we have referred you. We have included references in certain parts of this section to direct you to a more detailed discussion of each topic presented in this section.

Q:	What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from HCMC. In the Spin-Off, HCMC will distribute to holders of its common stock all the outstanding shares of our Common Stock. Following the Spin-Off, we will be an independent publicly traded company, and HCMC will not retain any ownership interest in us.

Q:	Will the number of HCMC shares of common stock I own change as a result of the Spin-Off?

A:	No, the number of shares of HCMC common stock you own will not change as a result of the Spin-Off.

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Q:	What are the reasons for the Spin-Off?

A:	The HCMC board of directors considered the following potential benefits in deciding to pursue the Spin-Off:

●	Establish SpinCo as a separate company with a greater ability to focus on and grow its business. The separation will provide investors with the opportunity to invest in two separate business lines with different business strategies, target customers, and equity currencies. By separating the businesses, SpinCo will have the flexibility to implement strategic initiatives aligned with its business plan and prioritize investment spending and capital allocation in a manner that will lead to growth and operational efficiencies that otherwise may not occur as part of a larger, more diversified enterprise like HCMC.

●	Create a company with balance sheet strength and equity currency to grow through both acquisitions and organically. SpinCo will have its own balance sheet and direct access to capital sources that will position the company to take advantage of growth opportunities suited to its business strategies. SpinCo’s expected low leverage and strong equity currency will enable management to advance its business strategy through both acquisitions and organically.

●	Provide an experienced and dedicated management team to execute on SpinCo’s growth strategy. SpinCo will have a management team focused on enhancing the performance of SpinCo’s assets and finding value-creating opportunities, without any ongoing costs burden from HCMC.

●	Tailor equity compensation to appropriately incentivize employees of each company. The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of each company’s business and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of their respective employer’s business.

●	Enhance the attributes of both companies. The separation will provide investors with two distinct, targeted investment opportunities and enable them to separately value HCMC and SpinCo based on their unique investment identities, including the merits, performance and future prospects of their respective businesses.

●	The Spin-Off will establish the Company as an independent publicly-traded corporation, which we believe will meaningfully enhance its industry market perception, thereby providing greater growth opportunities for us than our consolidated operation as a division of HCMC.

The HCMC board of directors considered a number of potentially negative factors in evaluating the separation, including risks relating to the creation of a new public company, possible increased administrative costs and one-time separation costs, but concluded that the potential benefits of the separation outweighed these factors. For more information, see the sections entitled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors.”

Q:	Why is the separation of the Company structured as a spin-off?

A:	HCMC believes that a tax-free distribution of the Common Stock is the most efficient way to separate our business from HCMC in a manner that will achieve the above benefits and provide the most stockholder value.

Q:	What will I receive in the Spin-Off?

A:	As a holder of HCMC common stock, you will receive a dividend of SpinCo shares that correlates to the percentage of HCMC common stock that you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our Common Stock in the Spin-Off. See “Questions and Answers About the Spin-Off—How will fractional shares be treated in the Spin-Off?” for more information on the treatment of the fractional shares in the Spin-Off. Your proportionate ownership interest in HCMC will not change as a result of the Spin-Off, and the number of HCMC shares owned by you will not be decreased as a result of the dividend. For a more detailed description, see “The Spin-Off.”

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Q:	What is being distributed to holders of HCMC common stock in the Spin-Off?

A:	HCMC anticipates that it will distribute approximately shares of SpinCo Common Stock in the Spin-Off. The actual number of shares of SpinCo Common Stock that HCMC will distribute will depend on several factors including the number of shares of HCMC common stock outstanding on the Record Date and valuation of SpinCo. Subject to the preceding, the shares of our Common Stock that HCMC distributes will constitute all of the issued and outstanding shares of our Common Stock immediately prior to the Spin-Off. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	HCMC will designate the close of business as of , New York City time, on , 2023, which we refer to as the “Record Date,” as the record ownership date for the Distribution.

Q:	When will the Distribution to holders of HCMC common stock occur?

A:	The Distribution will be effective as of , New York City time, on , 2023, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our Common Stock will be credited in book-entry accounts for stockholders entitled to receive those shares in the Distribution. See “Questions and Answers About the Spin-Off—How will HCMC distribute shares of our Common Stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Common Stock you will receive in the Distribution.

Q:	What do I have to do to participate in the Distribution?

A:	You are not required to take any action, but we urge you to read this Prospectus carefully. Holders of HCMC common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of HCMC common stock, in order to receive shares of our Common Stock in the Distribution. No stockholder approval of the Distribution is required. We are not asking you for a vote, and we request that you do not send us a proxy card.

Q:	If I sell my shares of HCMC common stock on or before the Distribution Date, will I still be entitled to receive shares of the Common Stock in the Distribution?

A:	If you hold shares of HCMC common stock on the Record Date and decide to sell them on or before the Distribution Date, you may be able choose to sell your HCMC common stock with or without your entitlement to our Common Stock. You should discuss these alternatives with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will HCMC distribute shares of our Common Stock?

A:	Registered stockholders: If you are a registered stockholder (meaning you own your shares of HCMC common stock directly through HCMC’s transfer agent, Equity Stock Transfer), our distribution agent will credit the whole shares of our Common Stock you receive in the Distribution to a new book-entry account with our transfer agent on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our Common Stock you own. You will be able to access information regarding your book-entry account holding our Common Stock at our transfer agent.

“Street name” or beneficial stockholders: If you own your shares of HCMC common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our Common Stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any stockholders, even if requested. See “The Spin-Off - When and How You Will Receive Company Common Stock” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?

A:	Fractional shares will be rounded down to the nearest whole share. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares.

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Q:	What are the U.S. federal income tax consequences to me of the Distribution?

A:	For U.S. federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution. In addition, the aggregate tax basis of the HCMC common stock and our Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the HCMC common stock held by the U.S. Holder immediately before the Distribution, allocated between the HCMC common stock and our Common Stock in proportion to their relative fair market values on the Distribution Date (subject to certain adjustments). See “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	Does the Company intend to pay cash dividends?

A:	Following the Spin-Off, we do not anticipate paying any dividends on our Common Stock in the foreseeable future. See “Dividend Policy” for more information.

Q:	How will the Common Stock trade?

A:	Currently, there is no public market for our Common Stock. We intend to list the Common Stock on NYSE American exchange under the symbol “ .”

We anticipate that trading in the Common Stock will begin on a “when-issued” basis from the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of the Common Stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for the Common Stock before, on or after the Distribution Date. No assurance can be given that a when-issued trading market for either HCMC common stock or SpinCo common stock will, in fact, develop or be sustained.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of HCMC common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for the Common Stock?

A:	Equity Stock Transfer is the transfer agent and registrar for the Common Stock.

Q:	Are there risks associated with owning shares of the Common Stock?

A:	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly-traded company. Accordingly, you should read carefully the information set forth in the section titled “Risk Factors” in this Prospectus.

Q:	Are there any conditions to completing the Spin-Off?

A:	Yes. The Spin-Off is conditional upon a number of matters, including the authorization and approval of the board of directors of HCMC, the declaration of effectiveness of our Registration Statement on Form S-1, of which this prospectus is a part, by the Securities and Exchange Commission, and listing of SpinCo Common Stock by the NYSE or another national securities exchange approved by the HCMC board of directors. See “Summary of the Spin-Off—Conditions to the Spin-Off” for a more detailed explanation of the conditions to completing the Spin-Off.

Q:	Could there be any other classes of capital stock of the Company outstanding after the Spin-Off?

A:	Yes. SpinCo has entered into an agreement to sell and issue 13,250 shares of Series A Convertible Preferred Stock (“Series A Stock”) at a purchase price of $1,000 per share on or about the Distribution Date. The Series A Stock will be convertible into Common Stock. See “Description of Our Capital Stock—Preferred Stock” for more information regarding the Series A Stock.

Q:	Where can I get more information?

A:	Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact:

Investor Relations

305.600.504 extension 219

https://www.healthiercmc.com/contact

After the Spin-Off, if you have any questions relating to the Company, you should contact:

Investor Relations

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SUMMARY OF THE SPIN-OFF

Distributing Company	HCMC will hold all of SpinCo’s Common Stock issued and outstanding prior to the Distribution. After the Distribution, HCMC will not own any shares of our Common Stock or our preferred stock.

Distributed Company	Healthy Choice Wellness Corp., a Delaware corporation and a wholly owned subsidiary of HCMC. At the time of the Distribution, we will hold, directly or through our wholly owned subsidiaries, the assets and liabilities of the grocery and wellness businesses of HCMC. After the Spin-Off, we will be an independent publicly traded company.

Distributed Securities	All of the shares of our Common Stock owned by HCMC, which will be 100% of our Common Stock issued and outstanding immediately prior to the Distribution. Based on the approximately shares of HCMC common stock outstanding on , 2023, and applying the distribution ratio of share of Common Stock for every share of HCMC common stock (and HCMC Preferred Stock, on an as converted basis), approximately million shares of our Common Stock will be distributed.

Record Date	The Record Date is the close of business on , 2023.

Distribution Date	The Distribution Date is , 2023.

Distribution Ratio	Each holder of HCMC common stock will receive share of our Common Stock for every share of HCMC common stock it holds on the Record Date (the “Distribution Ratio”). The distribution agent will distribute only whole shares of our Common Stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of HCMC common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our Common Stock to be distributed in respect of the HCMC shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.

The Distribution	On the Distribution Date, HCMC will release the shares of our Common Stock to the distribution agent to distribute to HCMC stockholders. HCMC will distribute our shares in book-entry form, and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our Common Stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of HCMC common stock or take any other action to receive your shares of our Common Stock.

Fractional Shares	All fractional shares will be rounded down. See “The Spin-Off—Treatment of Fractional Shares” for more detail.

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Conditions to the Spin-Off	The Spin-Off is subject to the satisfaction, or the HCMC board of directors’ waiver, of the following conditions:

	●	the HCMC board of directors shall have authorized and approved the Spin-Off and not withdrawn such authorization and approval, and shall have declared the dividend of our Common Stock to HCMC stockholders;

	●	the Separation Agreement and the ancillary agreements contemplated by the Separation Agreement shall have been executed by each party thereto;

	●	the Securities and Exchange Commission (the “SEC”) shall have declared effective our Registration Statement on Form S-1, of which this Prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of our Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

	●	our Common Stock shall have been accepted for listing on the New York Stock Exchange or another national securities exchange, subject to official notice of issuance;

	●	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off shall be in effect, and no other event outside the control of HCMC shall have occurred or failed to occur that prevents the consummation of the Spin-Off;

	●	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the HCMC board of directors, would result in the Spin-Off having a material adverse effect on HCMC or its stockholders;

	●	prior to the Distribution Date, this Prospectus shall have been mailed or delivered electronically to the holders of HCMC common stock as of the Record Date;

	●	HCMC shall have duly elected the individuals to be listed as members of our post-Spin-Off board of directors in this Prospectus, and such individuals shall be the members of our board of directors, which we refer to as our “Board,” immediately after the Spin-Off; provided that our current directors shall appoint at least one independent director to serve on our Board and Audit Committee prior to the date on which “when-issued” trading of our Common Stock commences;

	●	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each in substantially the form filed as an exhibit to the Registration Statement on Form S-1, of which this Prospectus is a part, shall be in effect; and

	●	HCMC shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying the satisfaction of certain conditions.

The fulfillment of the foregoing conditions will not create any obligation on the part of HCMC to effect the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our Common Stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Spin-Off. HCMC has the right not to complete the Spin-Off if, at any time, the HCMC board or directors determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of HCMC or its stockholders or is otherwise not advisable.

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Trading Market and Symbol	We intend to file an application to list the Common Stock on the NYSE American exchange under the symbol “ .” We anticipate that, after the Record Date, trading of shares of the Common Stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our Common Stock will begin the first trading day after the Distribution Date.

We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in HCMC common stock: (i) a “regular-way” market on which shares of HCMC common stock will trade with an entitlement for the purchaser of HCMC common stock to receive shares of our Common Stock to be distributed in the Distribution, and (ii) an “ex-distribution” market on which shares of HCMC common stock will trade without an entitlement for the purchaser of HCMC common stock to receive shares of our Common Stock. See “The Spin-Off—Trading Prior to the Distribution Date.”

Tax Consequences to HCMC Stockholders	For U.S. federal income tax purposes, the Company believes no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution. In addition, the aggregate tax basis of the HCMC common stock and our Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the HCMC common stock held by the U.S. Holder immediately before the Distribution, allocated between the HCMC common stock and our Common Stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with HCMC after the Spin-Off

We intend to enter into several agreements with HCMC related to the Spin-Off, which will govern the relationship between HCMC and us up to and after completion of the Spin-Off and allocate between HCMC and us various assets, liabilities, rights and obligations. These agreements include:

●	a Separation Agreement that will set forth HCMC’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

●	a Transition Services Agreement pursuant to which HCMC and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

●	a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of HCMC and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Spin-Off; and

●	an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities arising out of employee compensation and benefits programs in which our employees participated prior to the Spin-Off.

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We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with HCMC,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Dividend Policy	Following the Spin-Off, we do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. See “Dividend Policy” for more information.

Transfer Agent and Distribution Agreement	Equity Stock Transfer LLC

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent publicly traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

HCMC STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF HCMC COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF HCMC STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND HCMC STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies, including, but not limited to, compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the requirements to hold a non-binding advisory vote on executive compensation and any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of some or all of these exemptions, some investors may find our common stock less attractive. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. This election is irrevocable.

We could remain an emerging growth company until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (c) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

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RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information contained in this prospectus, before making an investment decision with respect to our securities. The occurrence of any of the following risks or those incorporated by reference, or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations or cash flows. In any such case, the trading price of common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below and those incorporated by reference.

RISKS RELATED TO OUR NATURAL GROCERY BUSINESS

We may not be successful in our efforts to grow our grocery business.

Our growth largely depends on our ability to increase sales in our existing natural grocery stores and successfully acquire new stores on a profitable basis. Our comparable store sales growth could be lower than our historical average for various reasons, including the opening of new competing stores that cannibalize sales in existing stores, increased competition, general economic conditions, regulatory changes, price changes as a result of competitive factors and product pricing and availability.

Failure to acquire new stores, or achieving lower than expected sales in the acquired stores, could materially and adversely affect our growth. Our plans for expansion could place increased demands on our financial, managerial, operational and administrative resources. For example, our planned expansion will require us to increase the number of people we employ and may require us to upgrade our management information system and our distribution infrastructure. These increased demands and operating complexities could cause us to operate our business less efficiently, which could materially and adversely affect our operations, financial performance and future growth.

Our natural grocery stores and any newly acquired stores may negatively impact our financial results in the short-term, and may not achieve expected sales and operating levels on a timely basis or at all.

We will actively pursue new store growth. Our new store openings may not be successful or reach the sales and profitability levels of our existing stores. Although we target particular levels of cash-on-cash returns and capital investment for each of our new stores, new stores may not meet these targets. Any store we open may not be profitable or achieve operating results similar to those of our existing store. New store openings may negatively impact our financial results in the short-term due to the effect of store opening costs and lower sales and contribution to overall profitability during the initial period following opening. New stores build their sales volume and their customer base over time and, as a result, generally have lower margins and higher operating expenses, as a percentage of net sales, than our existing store. New stores may not achieve sustained sales and operating levels consistent with our more mature store base on a timely basis or at all. This may have an adverse effect on our financial condition and operating results.

The Company could be adversely affected if consumers lose confidence in the safety and quality of the food supply chain. Adverse publicity about these types of concerns, whether or not valid, could discourage consumers from buying our products. The real or perceived sale of contaminated food products by us could result in a loss of consumer confidence and product liability claims, which could have a material adverse effect on our sales and operations.

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Inflation and deflation in the prices of food and other products we sell may affect our sales, gross profit and gross margin. The short-term impact of inflation and deflation is largely dependent on whether or not the effects are passed through to our customers, which is subject to competitive market conditions. Food inflation and deflation is affected by a variety of factors and our determination of whether to pass on the effects of inflation or deflation to our customers is made in conjunction with our overall pricing and marketing strategies. Although we may experience periodic effects on sales, gross profit and gross margins as a result of changing prices, the effect of inflation could have an adverse impact on our future revenues.

In addition, we may not be able to successfully integrate new stores into existing stores and those new stores may not be as profitable as existing stores. Further, we have experienced in the past, and expect to experience in the future, some sales volume transfer from our existing stores to our new stores as some of our existing customers switch to new, closer locations. If our new stores are less profitable than our existing stores, or if we experience sales volume transfer from our existing stores, our financial condition and operating results may be adversely affected.

If we are unable to successfully identify market trends and react to changing consumer preferences in a timely manner, our sales may decrease.

We believe our success depends, in substantial part, on our ability to:

●	anticipate, identify and react to natural and organic grocery and dietary supplement trends and changing consumer preferences in a timely manner;

●	translate market trends into appropriate, saleable product and service offerings in our stores before our competitors; and

●	develop and maintain vendor relationships that provide us access to the newest merchandise, and dairy products that satisfy upgraded standards, on reasonable terms.

Consumer preferences often change rapidly and without warning, moving from one trend to another among many product or retail concepts. Our performance is impacted by trends regarding natural and organic products, dietary supplements and at-home meal preparation. Consumer preferences towards dietary supplements or natural and organic food products might shift as a result of, among other things, economic conditions, food safety perceptions, reduced or changed consumer choices and the cost of these products. Our store offerings are comprised of natural and organic products and dietary supplements. A change in consumer preferences away from our offerings, including as a result of, among other things, reductions or changes in our offerings, would have a material adverse effect on our business. Additionally, negative publicity regarding the safety of natural and organic products or dietary supplements, or new or upgraded regulatory standards may adversely affect demand for our products and could result in lower customer traffic, sales and results of operations. In addition, reduced or changed consumer choices may result from, among other things, the implementation of our requirements for dairy products that satisfy our pasture-based, non-confinement standards.

If we are unable to anticipate and satisfy consumer preferences in the regions where we operate, our net sales may decrease, and we may be forced to increase markdowns of slow-moving products, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons.

Our comparable store sales and quarterly results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of other factors affect our comparable store sales and quarterly financial performance, including:

●	changes in our merchandising strategy or product mix;

●	performance of our newer and remodeled stores;

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●	the effectiveness of our inventory management;

●	the timing and concentration of new store openings, and the related additional human resource requirements and pre-opening and other start-up costs;

●	the cannibalization of existing store sales by new store openings;

●	levels of pre-opening expenses associated with new stores;

●	timing and effectiveness of our marketing activities;

●	seasonal fluctuations due to weather conditions and extreme weather-related disruptions;

●	actions by our existing or new competitors, including pricing changes;

●	regulatory changes affecting availability and marketability of products;

●	supply shortages; and

●	general United States economic conditions and, in particular, the retail sales environment.

Accordingly, our results for any one fiscal year or quarter are not necessarily indicative of the results to be expected for any other year or quarter, and comparable store sales of any particular future period may decrease. In the event of such a decrease, the price of our common stock would likely decline.

We may be unable to compete effectively in our markets, which are highly competitive.

The markets for natural and organic groceries and dietary supplements are large, fragmented and highly competitive, with few barriers to entry. Our competition varies by market and includes conventional supermarkets, natural, gourmet and specialty food markets, mass and discount retailers, warehouse clubs, independent health food stores, dietary supplement retailers, drug stores, farmers’ markets, food co-ops, mail order and online retailers and multi-level marketers. These businesses compete with us for customers on the basis of price, selection, quality, customer service, shopping experience or any combination of these or other factors. They also compete with us for products and locations. In addition, some of our competitors are expanding to offer a greater range of natural and organic foods. Many of our competitors are larger, more established and have greater financial, marketing and other resources than us, and may be able to adapt to changes in consumer preferences more quickly, devote greater resources to the marketing and sale of their products, or generate greater brand recognition. An inability to compete effectively may cause us to lose market share to our competitors and could have a material adverse effect on our business, financial condition and results of operations.

If we, or our third-party suppliers fail to comply with regulatory requirements or are unable to provide products that meet our specifications, our business and our reputation could suffer.

If we, or our third-party suppliers, including suppliers of our private label products, fail to comply with applicable regulatory requirements or to meet our quality specifications, we could be required to take costly corrective action and our reputation could suffer. We do not own or operate any manufacturing facilities, except for our bulk food repackaging facility and distribution center discussed below, and therefore depend upon independent third-party vendors to produce our private label branded products, such as vitamins, minerals, dietary supplements, body care products, food products and bottled water. Third-party suppliers of our private label products may not maintain adequate controls with respect to product specifications and quality. Such suppliers may be unable to produce products on a timely basis or in a manner consistent with regulatory requirements. We depend upon our bulk food repackaging facility and distribution center for the majority of our private label bulk food products. We may also be unable to maintain adequate product specification and quality controls at our bulk food repackaging facility and distribution center, or produce products on a timely basis and in a manner consistent with regulatory requirements. In addition, we may be required to find new third-party suppliers of our private label products or to find third-party suppliers to source our bulk foods. There can be no assurance that we would be successful in finding such third-party suppliers that meet our quality guidelines.

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Disruption of significant supplier relationships could negatively affect our business.

UNFI is our primary supplier of dry grocery and frozen food products, accounting for approximately 36% and 25% of our total purchases in fiscal 2022 and 2021, respectively, when giving effect to the Greens Transaction. Due to this concentration of purchases from a single third-party supplier, the disruption, delay or inability of UNFI to deliver product to our stores in quantities or within service parameters that meet our requirements may materially and adversely affect our operating results while we establish alternative supply chain channels. Consolidation of distributors or the manufacturers that supply them could reduce our supply options and detrimentally impact the terms under which we purchase products. We may not be able to find replacement suppliers on commercially reasonable terms, which would have a material adverse effect on our financial condition, results of operations and cash flows.

The current geographic concentration of our stores creates exposure to local economies, regional downturns or severe weather or catastrophic occurrences.

Our existing natural grocery stores are all located in New York, New Jersey and Florida. As a result, our business is currently more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially adversely affect our revenues and profitability. These factors include, among other things, changes in demographics, population, competition, consumer preferences, new or revised laws or regulations, hurricanes, fires, floods or other natural disasters in these regions.

Consumers or regulatory agencies may challenge certain claims made regarding our products.

Our reputation could also suffer from real or perceived issues involving the labeling or marketing of our products. Products that we sell may carry claims as to their origin, ingredients or health benefits, including, by way of example, the use of the term “natural.” Although the FDA and USDA each has issued statements regarding the appropriate use of the word “natural,” there is no single, United States government regulated definition of the term “natural” for use in the food industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against a number of food companies that market “natural” products, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients. In limited circumstances, the FDA has taken regulatory action against products labeled “natural” but that nonetheless contain synthetic ingredients or components. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which would have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on sales of fresh produce and quality natural and organic products, and product supply disruptions may have an adverse effect on our profitability and operating results.

We have a significant focus on perishable products, including fresh produce and natural and organic products. Sales of produce accounted for approximately 36% and 33% of our net grocery sales in fiscal 2022 and 2021, respectively. Despite temporary challenges related to the COVID-19 pandemic, we have generally not experienced significant difficulty to date in maintaining the supply of our produce and fresh, natural and organic products that meet our quality standards. However, there is no assurance that these products will be available to meet our needs in the future. The availability of such products at competitive prices depends on many factors beyond our control, including the number and size of farms that grow natural or organic crops or raise livestock that meet our quality, welfare and production standards, tariffs and import regulations or restrictions on foreign-sourced products and the ability of our vendors to maintain organic, non-genetically modified or other applicable third-party certifications for such products. Produce is also vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, storms, frosts, wildfires, earthquakes, hurricanes, pestilences and other extreme or abnormal environmental conditions (including the potential effects of climate change), any of which can lower crop yields and reduce crop size and quality. This could reduce the available supply of, or increase the price of, fresh produce, which may adversely impact sales of our fresh produce and our other products that rely on produce as a key ingredient.

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In addition, we and our suppliers compete with other food retailers in the procurement of fresh, natural and organic products, which are often less available than conventional products. If our competitors significantly increase their fresh, natural and organic product offerings due to increases in consumer demand or otherwise, we and our suppliers may not be able to obtain a sufficient supply of such products on favorable terms, or at all, and our sales may decrease, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We could also suffer significant inventory losses in the event of disruption of our supply chain network or extended power outages in our stores or distribution centers. If we are unable to maintain inventory levels suitable for our business needs, it would materially adversely affect our financial condition, results of operations and cash flows.

The decision by certain of our suppliers to distribute their specialty products through other retail distribution channels could negatively impact our revenue from the sale of such products.

Some of the specialty retail products that we sell in our stores are not generally available through other retail distribution channels such as drug stores, conventional grocery stores or mass merchandisers. In the future, our suppliers could decide to distribute such products through other retail distribution channels, allowing more of our competitors to offer these products, and adversely affecting the desirability of these products to our core customers, which could negatively impact our revenues.

A widespread health epidemic could materially impact our business.

Our business could be severely impacted by a widespread regional, national or global health epidemic. A widespread health epidemic may cause customers to avoid public gathering places such as our stores or otherwise change their shopping behaviors. Additionally, a widespread health epidemic could adversely impact our business by disrupting production and delivery of products to our stores and by impacting our ability to appropriately staff our stores.

Union activity at third-party transportation companies or labor organizing activities among our employees could disrupt our operations and harm our business.

Independent third-party transportation companies deliver the majority of our merchandise to our stores and to our customers. Some of these third parties employ personnel represented by labor unions. Disruptions in the delivery of merchandise or work stoppages by employees of these third parties could delay the timely receipt of merchandise, which could result in cancelled sales, a loss of loyalty to our stores and excess inventory.

While all of our employees are currently non-union, our employees may attempt to organize and join a union.We could face union organizing activities at other locations. The unionization of all or a portion of our workforce could result in work slowdowns, could increase our overall costs and reduce the efficiency of our operations at the affected locations, could adversely affect our flexibility to run our business competitively, and could otherwise have a material adverse effect on our business, financial condition and results of operations.

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Our products could suffer from real or perceived quality or food safety concerns and may cause unexpected side effects, illness, injury or death that could result in their discontinuance or expose us to lawsuits, any of which could result in unexpected costs and damage to our reputation.

We could be materially, adversely affected if consumers lose confidence in the safety and quality of products we sell. There is substantial governmental scrutiny of and public awareness regarding food safety. We believe that many customers hold us to a higher quality standard than other retailers. Many of our products are vitamins, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. Unexpected side effects, illness, injury or death caused by our products could result in the discontinuance of sales of our products or prevent us from achieving market acceptance of the affected products. Such side effects, illnesses, injuries and death could also expose us to product liability or negligence lawsuits. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment in which case our creditors could levy against our assets. The real or perceived sale of contaminated or harmful products would cause negative publicity regarding our company, brand or products, including negative publicity in social media, which could in turn harm our reputation and net sales and could have a material adverse effect on our business, financial condition and results of operations, or result in our insolvency.

Fluctuations in commodity prices and availability may impact profitability.

Many products we sell include ingredients such as wheat, corn, oils, milk, sugar, cocoa, nuts and other key commodities. Many commodity prices are subject to significant fluctuations and may be impacted by tariffs. Any increase in prices of such key ingredients may cause our vendors to seek price increases from us, and price decreases may result in our competitors reducing retail prices on items containing such ingredients. If we are unable to mitigate these fluctuations, our profitability may be impacted either through increased costs to us or lower prices and loss of customers due to competitive conditions, which may impact gross margins, or through reduced revenue as a result of a decline in the number and average size of customer transactions.

Higher wage and benefit costs could adversely affect our business.

Changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs. Increased labor costs brought about by changes in minimum wage laws, other regulations or prevailing market conditions could increase our expenses, which could have an adverse impact on our profitability, or decrease the number of employees we are able to employ, which could decrease customer service levels and therefore adversely impact sales.

Legal proceedings could adversely affect our business, financial condition and results of operations.

Our operations, which are characterized by transactions involving a high volume of customer traffic and a wide variety of product selections, carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in certain other industries. Consequently, we have been, are, and may in the future become a party to individual personal injury, product liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature, incidental to the operation of our business and immaterial in scope, the outcome of litigation is difficult to assess or quantify. Additionally, we could be exposed to industry-wide or class-action claims arising from the products we carry or industry-specific business practices. Further, we have been, are and may in the future become subject to claims for discrimination, harassment, wages and hours and other federal or state employment matters. While we maintain insurance, such coverage may not be adequate or may not cover a specific legal claim. Moreover, the cost to defend against litigation may be significant. As a result, litigation could have a material adverse effect on our business, financial position and results of operations.

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RISKS RELATED TO OUR WELLNESS BUSINESS

Our long-term strategy involves opening new Wellness Centers, and is subject to many unpredictable factors.

One key component of our long-term growth strategy is to open new IV hydration centers (“Wellness Centers”) and to operate those Wellness Centers on a profitable basis. We may not be able to open new Wellness Centers as quickly as planned, if at all. We could experience delays or roadblocks in opening Wellness Centers for various reasons, including obtaining labor for construction, hiring adequate staffing and obtaining sufficient supplies to build and operate such Wellness Centers. Delays or failures in opening new Wellness Centers could adversely affect our growth strategy and our business, financial condition and results of operations. As we operate more Wellness Centers, our rate of expansion relative to the size of our Wellness base will eventually decline.

In addition, we may face challenges locating and securing suitable new Wellness Center sites in our target markets. There is no guarantee that a sufficient number of suitable sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan. Our ability to open new Wellness Centers also depends on other factors, including:

●	negotiating leases with acceptable terms;

●	identifying, hiring and training qualified employees in each local market; and

●	identifying and entering into agreements with suitable medical directors (“MDs”) in certain target markets.

We may face additional unknown risks if in the future our business extends beyond our current focus.

Our expansion into new markets may be more costly and difficult than we currently anticipate which would result in slower growth than we expect.

Wellness Centers we open in new markets may take longer to reach expected revenue and profit levels on a consistent basis and may have higher construction, occupancy, marketing or operating costs than Wellness Centers we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes or discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees. For these reasons, among others, our new Wellness Centers may be less successful than our existing Wellness Centers. If we do not successfully execute our plans to enter new markets, our business, financial condition and results of operations could be materially adversely affected.

A lack of qualified employees would significantly hinder our growth plans and adversely affect our results of operations.

As we grow, our ability to increase productivity and profitability will be limited by our ability to employ, train, and retain skilled personnel. There can be no assurance that we will be able to maintain an adequate skilled labor force necessary to operate efficiently, that our labor expenses will not disproportionately increase as a result of a shortage in the supply of skilled personnel or that we will not have to curtail our planned internal growth as a result of labor shortages. If we are unable to attract, train and retain qualified personnel, we may be unable to provide our services, the quality of our services may decline and we could lose customers or our brand and reputation may be harmed, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, the inability to recruit personnel to staff our Wellness Centers, will substantially slow our ability to expand and build new Wellness Centers, which would have an adverse impact on our growth. From time to time, and particularly in recent years, the lack of availability of personnel, including qualified technicians and medical personnel, has been a significant operating issue in our industry in certain local and regional markets. If the demand exceeds the supply of available and qualified personnel, we and our competitors may be forced to offer higher compensation and other benefits to attract and retain them. Even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals will choose to join or continue to work for us. Furthermore, the competitive market for this labor force has created turnover as many seek to take advantage of the available positions offering new and more attractive wage and benefit packages. We may be required to hire more expensive temporary personnel or increase our recruiting and marketing costs relating to labor. The use of temporary or agency staff or employee turnover could also heighten the risks of quality control and medical malpractice. In addition to the wage pressures inherent in this environment, the cost of training new employees amid the turnover rates may cause added pressure on our operating results. In addition, while none of our employees are currently represented by a labor union, if some of our employees were to become unionized, it could increase labor costs or otherwise disrupt our operations.

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We may not be able to successfully recruit and retain qualified nurses, nurse practitioners, technicians and other providers.

Our success depends upon our continuing ability to recruit and retain qualified nurses, nurse practitioners and other providers. In the event we are unable to attract a sufficient number of such qualified providers, our growth rate may suffer.

Our Wellness Centers compete for customers in a highly competitive environment that may make it more difficult to increase our customer volumes and revenues.

The business of providing IV hydration services is highly competitive in each of the markets in which our Wellness Centers operate. The primary bases of such competition are quality of services and reputation, price of services, marketing and advertising strategy and implementation, convenience of office locations and hours of operation. Our Wellness Centers compete with other IV hydration providers in their local market. Many of those competitors have established brands and reputations in their markets. Some of these competitors and potential competitors may have financial resources, reputations or management expertise that provide them with competitive advantages over us, which may make it difficult to compete against them. Competitors may attempt to copy our business model, or portions thereof, which could erode our market share and brand recognition and impair our growth rate and profitability.

Use of the internet and social media may adversely impact our business and reputation.

We are highly dependent on our online brand and reputation for future business. Consumers increasingly turn to online reviews and other social media platforms for information and decisions about consumer products and services. Negative reviews, or reviews in which our competitors’ services are rated more highly than ours, irrespective of their accuracy, could negatively affect our brand and reputation. The internet could be used to spread disinformation regarding the safety or efficacy of our treatments and services, and we will have limited ability to control the content or reach of such disinformation whether or not such information is accurate. There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of digital communications, and the importance of social media influencers in the personal care, that allow individuals access to a broad audience of consumers. Negative commentary regarding us or our services may be posted on social media platforms or other electronic means at any time and may be materially adverse to our reputation or business. Customers value readily available information and often act on such information without further investigation and without regard to its accuracy. Any harm to us or our services may be immediate without allowing us an opportunity for redress or correction. Social media platforms may also make it easier for smaller competitors to compete with us.

We are subject to numerous state, federal and local laws and regulations, and non-compliance with these laws and regulations may expose us to significant costs or liabilities.

We are subject to numerous state, federal and local laws and regulations relating to, among other matters, licensure and registration of our Wellness Centers as well as nurses and other individuals we employ or contract with to provide IV hydration services and use of regulated products such as our IV hydration equipment. In addition, these laws may require technicians and other healthcare professionals to maintain licensure, registration, certification or accreditation in order to perform IV hydration services. Certain of these laws also restrict the scope of services that technicians and other individuals can provide or may require supervision from a physician to provide IV hydration services. These state, federal and local laws and regulations are complex, are subject to change and have tended to become more stringent over time. These laws vary from state to state. The failure to comply with licensure laws could result in professional discipline for our healthcare providers and technicians, civil or criminal penalties, including fines, or could require us to restructure our MDs’ operations, any of which could adversely affect our business, financial condition and results of operations. Our ability to operate profitably will depend, in part, on our MDs and our ability to obtain and maintain any necessary licenses and other approvals and operate in compliance with applicable state, federal and local laws and regulations. A determination by any regulator or regulatory authority that we are in violation of applicable laws and regulations have a material adverse effect on us, particularly if we are unable to restructure our operations and arrangements to comply with such the requirements, if we are required to restructure our operations and arrangements at a significant cost, or if we are subject to penalties or other adverse action. Violations of applicable laws or regulations by us, or allegations that we have violated applicable laws or regulations, may also adversely affect our brand and public perception about our business. We cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

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Currently, in many of our centers, our IV hydration equipment is permitted to be operated by non-physician practitioners or other personnel pursuant to certain physician supervision and oversight requirements depending on state law. U.S. and state regulations could change at any time, limiting the ability of non-physicians to our IV hydration equipment. We cannot predict the impact or effect of changes in U.S. or state laws or regulations on our business.

We could be party to litigation that could adversely affect us by distracting management, increasing our expenses or subjecting us to material monetary damages and other remedies.

In addition to malpractice claims, we are, or may in the future be, also subject to a variety of other claims arising in the ordinary course of our business, which include, but are not limited to, claims relating to adverse side effects and reactions resulting from the IV hydration process, improper administration of services, personal injury claims, contract claims and claims alleging violations of federal and state law regarding workplace and employment matters, equal opportunity, harassment, discrimination and similar matters, and we could become subject to class action or other lawsuits related to these or different matters in the future. Regardless of whether any claims against us are valid, or whether we are ultimately held liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment in excess of our insurance coverage for any claims could materially and adversely affect our business, financial condition and results of operations. Any adverse publicity resulting from these allegations may also materially and adversely affect our reputation or prospects, which in turn could materially adversely affect our business, financial condition and results of operations.

We are subject to the risk that our current insurance may not provide adequate levels of coverage against claims.

Our current insurance policies may not be adequate to protect us from liabilities that we incur in our IV hydration business. Additionally, in the future, our insurance premiums may increase, and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any substantial inadequacy of, or inability to obtain insurance coverage could materially adversely affect our business, financial condition and results of operations.

Furthermore, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business, financial condition and results of operations. Failure to obtain and maintain adequate directors’ and officers’ insurance would likely adversely affect our ability to attract and retain qualified officers and directors.

GENERAL RISKS

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel and the continued contributions of our executive officers, each of whom may be difficult to replace. In particular, Jeffrey Holman, our Chief Executive Officer, is important to the management of our business and operations and the development of our strategic direction. The loss of the services of this officer, and the process to replace him would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

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Pandemics and related economic repercussions may affect our business.

The COVID-19 pandemic and related economic repercussions created significant volatility, uncertainty, and turmoil in businesses globally.  While these events did not have a material adverse effect on our business and B2C platforms like ours have seen elevated sales levels from consumer shifts to online purchasing, we can offer no assurance that any future pandemic will not have an adverse effect in the future.

At the onset of the COVID-19 pandemic we implemented several changes to enhance safety and mitigate health risk in our work environment. For our warehouse and manufacturing operations, these included split shifts, temperature scans, additional contactless hand sanitizing stations, protective equipment, social distancing guidelines, and increased cleaning and sanitization. These changes resulted in higher operational costs, and as a result, we instituted cost savings programs to offset these increased costs. We also put a hold on new spending commitments as we cautiously manage through this environment.

Reliance on information technology means a significant disruption could affect our communications and operations.

We increasingly rely on information technology systems for our internal communications, controls, reporting and relations with customers and suppliers and information technology is becoming a significantly important tool for our sales staff. In addition, our reliance on information technology exposes us to cyber-security risks, which could have a material adverse effect on our ability to compete. Security and privacy breaches may expose us to liability and cause us to lose customers or may disrupt our relationships and ongoing transactions with other entities with whom we contract throughout our supply chain. The failure of our information systems to function as intended, or the penetration by outside parties’ intent on disrupting business processes, could result in significant costs, loss of revenue, assets or personal or other sensitive data and reputational harm.

RISKS RELATING TO THE SPIN-OFF

The Spin-Off could result in significant tax liability to HCMC and its stockholders.

If the Spin-Off were determined not to qualify for non-recognition of gain and loss, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our Common Stock in the Spin-Off would generally be treated as receiving a distribution in an amount equal to the fair market value of our Common Stock received, which would generally result in (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of HCMC’s current and accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in HCMC common stock to the extent the amount received exceeds the stockholder’s share of HCMC’s earnings and profits; and (iii) a taxable gain from the exchange of HCMC common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of HCMC’s earnings and profits and the U.S. Holder’s basis in its HCMC common stock.

If the Spin-Off were determined not to qualify for non-recognition of gain and loss, then HCMC would recognize gain in an amount up to the fair market value of our Common Stock held by it immediately before the Spin-Off. Under certain circumstances, we could have an indemnification obligation to HCMC with respect to tax on any such gain. See below and “Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information.

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We could have an indemnification obligation to HCMC if the Spin-Off were determined not to qualify for non-recognition treatment.

If, due to any of our covenants in the Tax Matters Agreement being breached, it were determined that the Spin-Off did not qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), we could be required to indemnify HCMC for the resulting taxes and related expenses. In addition, Section 355(e) of the Code generally creates a presumption that the Spin-Off would be taxable to HCMC, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our Common Stock during the four-year period beginning on the date that begins two years before the date of the Spin-Off, unless it were established that such transactions and the Spin-Off were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Spin-Off were taxable to HCMC due to such 50% or greater change in the ownership of our Common Stock, HCMC would recognize gain in an amount up to the fair market value of our Common Stock held by it immediately before the Spin-Off, and we generally would be required to indemnify HCMC for the tax on such gain and related expenses. See “Certain Relationships and Related Party Transactions—Agreements with HCMC—Tax Matters Agreement” for more information.

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Spin-Off, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355(e) of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might maximize the value of our business, and could discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with HCMC—Tax Matters Agreement” for more information.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent publicly-traded company, we will be able to, among other things, better focus our financial and operational resources on our specific business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from HCMC, we may be more susceptible to market fluctuations and have less leverage with suppliers, and we may experience other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent publicly-traded company, and we may experience increased costs after the Spin-Off.

HCMC has provided us with various corporate services. Following the Spin-Off, HCMC will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions—Agreements with HCMC.” These services do not include every service that we have received from HCMC in the past, and HCMC is only obligated to provide these services for limited periods from the date of the Spin-Off. Accordingly, following the Spin-Off, we will likely need to provide internally or obtain from unaffiliated third parties the services we currently receive from HCMC. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from HCMC. We may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If we fail to obtain the services necessary to operate effectively or if we incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.

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We have no operating history as an independent publicly-traded company, and our historical financial information is not necessarily representative of the results we would have achieved as an independent publicly-traded company and may not be a reliable indicator of our future results.

We derived the historical financial information included in this Prospectus from HCMC’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent publicly-traded company during the periods presented or those that we will achieve in the future. This is primarily because of the following factors:

●	Prior to the Spin-Off, we operated as part of HCMC’s broader corporate organization, and HCMC performed various corporate functions for us. Our historical financial information reflects allocations of corporate expenses from HCMC for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent publicly-traded company.

●	We will enter into transactions with HCMC that did not exist prior to the Spin-Off or modify our existing agreements with HCMC, such as HCMC’s provision of transition services, which will cause us to incur new costs.

●	Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from HCMC, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of HCMC, we enjoyed certain benefits from HCMC’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses or access capital markets on terms as favorable to us as those we obtained as part of HCMC prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent publicly-traded company, including costs related to corporate governance, investor and public relations and public reporting. In addition, certain costs incurred by HCMC, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services, have historically been allocated to us by HCMC; but these allocations may not reflect the future level of these costs to us as we begin to provide these services ourselves. Therefore, our historical financial statements may not be indicative of our future performance as an independent publicly-traded company. We cannot assure you that our operating results will continue at a similar level when we are an independent publicly-traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this Prospectus.

We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.

From time to time we may need to access the long-term and short-term capital markets to obtain financing. Although we believe that the sources of capital in place at the time of the Spin-Off will permit us to finance our operations for the foreseeable future on acceptable terms and conditions, we have not previously accessed the capital markets as an independent public company, and our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. We cannot assure you that we will have access to the capital markets at the times and in the amounts needed or on terms acceptable to us.

Some of our contracts contain provisions requiring the consent of third parties in connection with the Spin-Off. If these consents are not obtained, we may be unable to enjoy the benefit of these contracts in the future.

Some of our contracts contain provisions that require the consent of third parties to the Spin-Off. Failure to obtain such consents on commercially reasonable and satisfactory terms may impair our entitlement to the benefit of these contracts in the future.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with HCMC.

We will negotiate agreements with HCMC related to our separation from HCMC, including the Separation Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement, while we are still part of HCMC. Accordingly, these agreements may not reflect terms that would have resulted from arms-length negotiations between unaffiliated parties. The terms of the agreements being negotiated relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between HCMC and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions” for more information.

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RISKS RELATING TO OUR COMMON STOCK AND THE SECURITIES MARKET

No market for the Common Stock currently exists, and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly.

There is currently no public market for the Common Stock. We intend to apply to list the Common Stock on the New York Stock Exchange. We anticipate that before the Distribution Date, trading of shares of the Common Stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for the Common Stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which the Common Stock may trade after the Spin-Off. The market price of the Common Stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

●	actual or anticipated fluctuations in our operating results due to factors related to our businesses;

●	our quarterly or annual earnings or those of other companies in our industries;

●	our ability to obtain financing as needed;

●	announcements by us or our competitors of significant acquisitions or dispositions;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the failure of securities analysts to cover the Common Stock after the Spin-Off;

●	changes in earnings estimates by securities analysts or our ability to meet those estimates;

●	the operating and stock price performance of other comparable companies;

●	overall market fluctuations;

●	results from any material litigation or government investigation;

●	changes in laws and regulations (including tax laws and regulations) affecting our business;

●	changes in capital gains taxes and taxes on dividends affecting stockholders; and

●	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some HCMC stockholders and, as a result, these HCMC stockholders may sell their shares of our Common Stock after the Spin-Off. See “Risk Factors—Substantial sales of the Common Stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for the Common Stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

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Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of the Common Stock.

Substantial sales of the Common Stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

HCMC stockholders receiving shares of Common Stock in the Spin-Off generally may sell those shares immediately in the public market. Although we have no actual knowledge of any plan or intention of any significant stockholder to sell our Common Stock following the Spin-Off, it is likely that some HCMC stockholders, possibly including some of its larger stockholders, will sell their shares received in the Spin-Off if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of the Common Stock or the perception in the market that this will occur may decrease the market price of the Common Stock.

We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on your investment in our Common Stock must come from increases in the fair market value and trading price of the Common Stock.

We do not intend to pay cash dividends on our Common Stock in the foreseeable future. We expect to retain future earnings, if any, for reinvestment in our business. Also, any credit agreements, which we may enter into, may restrict our ability to pay dividends. Whether we pay cash dividends in the future will be at the discretion of our Board and will be dependent upon our financial condition, results of operations, cash requirements, future prospects and any other factors our Board deems relevant. Therefore, any return on your investment in our Common Stock must come from increases in the fair market value and trading price of the Common Stock. For more information, see “Dividend Policy.”

Your percentage ownership in the Company may be diluted in the future.

Your percentage ownership in the Company may be diluted in the future because of (1) equity awards that we expect to grant to our directors, officers and other employees and (2) the conversion of our Series A Stock. Prior to the Spin-Off, we expect to approve an incentive plan that will provide for the grant of Common Stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Provisions in our Certificate of Incorporation and By-laws and of Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of the Common Stock.

Prior to the Spin-Off, we will amend and restate our certificate of incorporation and by-laws. Those amended and restated documents will contain provisions, which together with applicable Delaware law, may discourage, delay or prevent a merger or acquisition that our stockholders consider favorable.

These provisions may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of the Company, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their Common Stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-laws” for more information.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 or the Securities Act, Section 21E of the Securities Exchange Act of 1934 or the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that reflect our current views with respect to future events and financial performance, and all statements other than statements of historical fact are statements that are, or could be, deemed forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “estimate,” “plan,” “target,” “project,” “forecast,” “envision” or the negative of these terms, and other similar phrases. All statements contained in this prospectus and any prospectus supplement regarding future financial position, sales, costs, earnings, losses, cash flows, other measures of results of operations, capital expenditures or debt levels and plans, objectives, outlook, targets, guidance or goals are forward-looking statements.

You should not place undue reliance on our forward-looking statements because they are not guarantees of future performance or expectations, and involve risks and uncertainties. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this prospectus, the date of any prospectus supplement, or, in the case of forward-looking statements incorporated by reference, the date of the filing that includes the statement. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Except as required by applicable law, we assume no obligation, and disclaim any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.

The forward-looking statements contained in this prospectus are set forth principally in “Risk Factors” above, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections herein. In addition, there may be events in the future that we are not able to predict accurately or control which may cause actual results to differ materially from expectations expressed or implied by forward-looking statements. Please consider our forward-looking statements in light of these risks as you read this prospectus and any prospectus supplement.

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BUSINESS

Through its wholly owned subsidiaries, the Company operates:

●	Ada’s Natural Market, a natural and organic grocery store offering fresh produce, bulk foods, vitamins and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items (www.Adasmarket.com).

●	Paradise Health & Nutrition’s three stores that likewise offer fresh produce, bulk foods, vitamins and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items (www.ParadiseHealthDirect.com).

●	Mother Earth’s Storehouse, a two-store organic and health food and vitamin chain in New York’s Hudson Valley, which has been in existence for over 40 years (www.MotherEarthStorehouse.com).

●	Greens Natural Foods’ eight stores in New York and New Jersey, offering a selection of 100% organic produce and all-natural, non-GMO groceries & bulk foods; a wide selection of local products; an organic juice and smoothie bar; a fresh foods department, which offers fresh and healthy “grab & go” foods; a full selection of vitamins & supplements; as well as health and beauty products (www.Greensnaturalfoods.com).

Through its wholly owned subsidiaries:

●	the Company has a licensing agreement for a Healthy Choice Wellness Center at the Casbah Spa & Salon in Fort Lauderdale, FL, offering IV hydration treatments and intramuscular shots within a spa setting.

●	the Company also has a services agreement for a Healthy Choice Wellness Center with Boston Direct Health, which provides aesthetics and medical care for an optimized life, offering IV treatments and inter-muscular shots.

●	the Company entered into services agreements for additional Wellness Centers in Chicago that it expects to open during 2023.

Through its wholly owned subsidiary, Healthy U Wholesale, the Company sells vitamins and supplements, as well as health, beauty and personal care products on its website www.TheVitaminStore.com.

NATURAL AND ORGANIC GROCERIES AND DIETARY SUPPLEMENTS BUSINESS

Local. Organic. Fresh. Three words that define Healthy Choice Markets! With Ada’s Natural Market, a full-service grocery store and Greenleaf Grill, Ada’s flagship fast casual in-store restaurant, serving Fort Myers, FL, along with the eight Greens Natural Foods Stores in New Jersey and New York, three Paradise Health & Nutrition locations in the greater Melbourne, FL area, and our two Mother Earth’s Storehouse locations in Hudson Valley, NY, all serving their respective local communities, our stores provide all-natural and organic products in a friendly and helpful atmosphere, with aisles of traditional grocery complete with frozen, healthy home, vitamins & supplements, health & beauty, fresh produce, hormone and antibiotic free meats and bulk foods. Ada’s Natural Market, Greens Natural Foods, Paradise Health & Nutrition, and Mother Earth’s Storehouse all offer chef-prepared ready-to-go foods and fresh-baked-daily baked goods. All store locations, with the exception of Saugerties, NY and Malabar, FL, offer a 100% organic juice & smoothie bar.

Collectively, we focus on providing high-quality products at affordable prices, exceptional customer service, nutrition education and community outreach. We strive to generate long-term relationships with our customers based on quality and service by:

●	selling only all-natural and organic groceries;

●	offering affordable prices and a shopper-friendly retail environment; and

●	providing dine-in options at our Greenleaf Grill, Organic Juice Bar, and our free-trade coffee bar.

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Our History and Founding Principles

We are committed to maintaining the following founding principles, which have helped foster our growth:

●	Quality. Every product on our shelves must go through a rigorous screening and approval process. Our mission includes providing the highest quality groceries and supplements, Natural Grocers branded products, European and United States Department of Agriculture (USDA) certified organic and fresh produce at the best prices in the industry.

●	Community. The Ada’s, Paradise, and now Mother Earth’s Storehouse brands have each been serving their respective communities for 30+ years.

●	Employees. Our employees make our companies great. We work hard to ensure that our employees are able to live a healthy, balanced lifestyle. We support them with free nutrition education programs, competitive pay and excellent benefits.

Our Market

We operate within the natural products retail industry, which is a subset of the United States grocery industry and the dietary supplement business. This industry includes conventional supermarkets, natural, gourmet and specialty food markets, mass and discount retailers, warehouse clubs, independent health food stores, dietary supplement retailers, drug stores, farmers’ markets, food co-ops, mail order and online retailers and multi-level marketers. Industry-wide sales of natural and organic foods and dietary supplements have experienced meaningful growth over the past several years, and we believe that growth will continue for the foreseeable future.

We believe the growth in sales of natural and organic foods and dietary supplements continues to be driven by numerous factors, including:

●	greater consumer focus on high-quality nutritional products;

●	an increased awareness of the importance of good nutrition to long-term wellness;

●	an aging population that are seeking healthy lifestyle alternatives;

●	heightened consumer awareness about the importance of food quality and a desire to avoid pesticide residues, growth hormones, artificial ingredients and genetically engineered ingredients in foods;

●	growing consumer concerns over the use of harmful chemical additives in body care and household cleaning supplies;

●	well-established natural and organic brands, which generate additional industry awareness and credibility with consumers; and

●	the growth in the number of consumers with special dietary requirements as a result of allergies, chemical sensitivities, auto-immune disorders and other conditions.

Our Competitive Strengths

We are well-positioned to capitalize on favorable natural and organic grocery and dietary supplement industry dynamics as a result of the following competitive strengths:

Strict focus on high-quality natural and organic grocery products. We offer high-quality products and brands, including an extensive selection of widely-recognized natural and organic food, dietary supplements, body care products, pet care products and books. We offer our customers approximately 10,000 Stock Keeping Units (SKUs) of natural and organic products. We believe our broad product offering enables our customers to shop our stores for substantially all of their grocery and dietary supplement purchases. In our grocery departments, we primarily sell USDA certified organic produce and do not approve for sale grocery products that are known to contain artificial colors, flavors, preservatives or sweeteners or partially hydrogenated or hydrogenated oils. In addition, we only sell pasture-raised, humanely-raised dairy products. Consistent with this strategy, our product selection does not include items that do not meet our strict quality guidelines. Our store managers enhance our robust product offering by customizing their stores’ selections to address the preferences of local customers.

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Engaging customer service experience based on education and empowerment. We strive to offer consistently exceptional customer service in a shopper-friendly environment, which we believe creates a differentiated shopping experience, enhances customer loyalty and generates repeat visits from our clientele. A key aspect of our customer service model is to provide free nutrition education to our customers. We believe this focus provides an engaging retail experience while also empowering our customers to make informed decisions about their health. We offer our science-based nutrition education through our trained employees, our newsletter and sales flyer, community out-reach programs, one-on-one nutrition health coaching, nutrition classes and cooking demonstrations.

Our Growth Strategies

We expect to pursue several strategies to continue our profitable growth, including:

Expand our store base. We intend to expand our store base through the acquisition of new stores.

Increase sales from existing customers. In order to increase our average ticket and the number of customer transactions, we plan to continue offering an engaging customer experience by providing science-based nutrition education and a differentiated merchandising strategy that delivers affordable, high-quality natural and organic grocery products and dietary supplements. We also plan to continue to utilize targeted marketing efforts to reach our existing customers, which we anticipate will drive customer transactions and convert occasional, single-category customers into core, multi-category customers.

Grow our customer base. We plan to implement several measures aimed at building our brand awareness and growing our customer base, including: (i) redesigning our individual store websites to enhance functionality, create a more engaging user experience and increase its reach and effectiveness; (ii) introducing customer appreciation programs at all our stores; and (iii) developing new collateral marketing materials. We believe offering nutrition education has historically been one of our most effective marketing strategies for reaching new customers and increasing the demand for natural and organic groceries and dietary supplements in our markets.

Improve operating margins. We expect to continue to improve our operating margins as we benefit from investments we have made or are making in fixed overhead and information technology. As we add additional stores, we expect to achieve greater economies of scale through sourcing and distribution. To achieve additional operating margin expansion, we intend to further optimize performance, maintain appropriate store labor levels and effectively manage product selection and pricing.

Our Products

Product Selection Guidelines. We have a set of strict quality guidelines covering all products we sell. For example:

●	we do not approve for sale food known to contain artificial colors, flavors, preservatives or sweeteners or partially hydrogenated or hydrogenated oils or phthalates or parabens, regardless of the proportion of its natural or organic ingredients;

●	we sell USDA certified organic produce; and

●	we sell meats naturally raised without hormones, antibiotics or treatments and that were not fed animal by-products.

Our product review team analyzes all new products and approves them for sale based on ingredients, price and uniqueness within the current product set. We actively research new products in the marketplace through our product vendors, private label manufacturers, scientific findings, customer requests and general trends in popular media. Our stores are able to fully merchandise all departments by providing an extensive assortment of natural and organic products. We do not believe we need to sell conventional products to fill our selection, increase our margins or attract more customers.

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What We Sell. We operate both full-service natural and organic grocery stores and dietary supplement stores within our retail locations. The following is a breakdown of our product mix:

●	Grocery. We offer a broad selection of natural and organic grocery products with an emphasis on minimally processed and single ingredient products that are not known to contain artificial colors, flavors, preservatives or sweeteners or partially hydrogenated or hydrogenated oils. Additionally, we carry a wide variety of products associated with special diets such as gluten free, vegetarian and non-dairy.

●	Produce. We sell USDA-certified organic produce and source from local, organic producers whenever feasible. Our selection varies based on seasonal availability, and we offer a variety of organic produce offerings that are not typically found at conventional food retailers.

●	Bulk Food and Private Label Products. We sell a wide selection of private label repackaged bulk and other products, including nuts, water, pasta, canned seafood, dried fruits, grains, granolas, honey, eggs, herbs, spices and teas.

●	Dry, Frozen and Canned Groceries. We offer a wide variety of natural and organic dry, frozen and canned groceries, including cereals, soups, baby foods, frozen entrees and snack items. We offer a broad selection of natural chocolate bars, and energy, protein and food bars.

●	Meats and Seafood. We offer naturally-raised or organic meat products. The meat products we offer come from animals that have never been treated with antibiotics or hormones or fed animal by-products. Additionally, we only buy from companies we believe employ humane animal-raising practices. Our seafood items are generally frozen at the time of processing and sold from our freezer section, thereby ensuring freshness and reducing food spoilage and safety issues.

●	Dairy Products and Dairy Substitutes. We offer a broad selection of natural and organic dairy products such as milk, eggs, cheeses, yogurts and beverages, as well as non-dairy substitutes made from almonds, coconuts, rice and soy.

●	Prepared Foods. Our stores have a convenient selection of refrigerated prepared fresh food items, including salads, sandwiches, salsa, humus and wraps. The size of this offering varies by location.

●	Bread and Baked Goods. We receive regular deliveries of a wide selection of bakery products for our bakery section, which includes an extensive selection of gluten-free items. The Mother Earth’s Storehouse location in Kingston, NY has own its own baking facilities on-site.

●	Beverages. We offer a wide variety of non-alcoholic and alcoholic beverages containing natural and organic ingredients.

●	Dietary Supplements. We offer a wide selection of vitamins, supplements and natural remedies. Our staff is well educated and trained on multiple aspects of natural medicine.

●	Health, Beauty, and Personal Care. We offer a full range of cosmetics, skin care, hair care, fragrance and personal care products containing natural and organic ingredients. Our body care offerings range from bargain-priced basics to high-end formulations.

●	Household and General Merchandise. Our offerings include sustainable, hypo-allergenic and fragrance-free household products, including cleaning supplies, paper products, dish and laundry soap and other common household products, including diapers.

●	Quality Assurance. We endeavor to ensure the quality of the products we sell. We work with reputable suppliers we believe are compliant with established regulatory and industry guidelines. Our purchasing department requires a complete supplier and product profile as part of the approval process. Our dietary supplement suppliers must follow Food and Drug Administration (FDA) current good manufacturing practices supported by quality assurance testing for both the base ingredients and the finished product. We expect our suppliers to comply with industry best practices for food safety.

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Many of our suppliers are inspected and certified under the USDA National Organic Program, voluntary industry associations, and other third-party auditing programs with regards to additional ingredients, manufacturing and handling standards. We operate all our stores in compliance with the National Organic Program standards, which restricts the use of certain substances for cleaning and pest control and requires rigorous recordkeeping, among other requirements.

Our Pricing Strategy

We believe our pricing strategy allows our customers to shop our stores on a regular basis for their groceries and dietary supplements.

The key elements of our pricing strategy include:

●	heavily advertised discounts supported by manufacturer participation;

●	in-store specials generally lasting for 30 days and not advertised outside the store;

●	managers’ specials, such as clearance, overstock, short-dated or promotional incentives; and

●	specials on seasonally harvested produce.

As we expand our store base, we believe there are opportunities for increased leverage in fixed costs, such as administrative expenses, as well as increased economies of scale in sourcing products. We strive to keep our product, operating and general and administrative costs low, which allows us to continue to offer attractive pricing for our customers.

Store Management and Staffing. Our store staffing includes a manager and assistant manager, with department managers in each of the dietary supplement, grocery, dairy and frozen, produce, body care and receiving departments, as well as several non-management employees. Our regional manager is responsible for monthly store profit and loss, including labor, merchandising and inventory costs.

To ensure a high level of service, all employees receive training and guidance on customer service skills, product attributes and nutrition education. Employees are carefully trained and evaluated based on a requirement that they present nutrition information in an appropriate and legally compliant educational context while interacting with customers. Additionally, store employees are cross-trained in various functions, including cashier duties, stocking and receiving product.

Inventory. We use a robust merchandise management and perpetual inventory system that values goods at average cost. We manage shelf stock based on weeks-on-hand relative to sales, resupply time and minimum economic order quantity.

Sourcing and Vendors. We source from approximately 1,000 suppliers, and offer well-over 4,000 brands. These suppliers range from small independent businesses to multi-national conglomerates. As of December 31, 2022, we purchased approximately 68% of the goods we sell from our top 20 suppliers. For the fiscal year ended 2022, approximately 36% of our total purchases were from one vendor. We maintain good relations with all our suppliers and believe we have adequate alternative supply methods, including self-distribution.

We have longstanding relationships with our suppliers, and we require disclosure from them regarding quality, freshness, potency and safety data information. Our bulk food private label products are packaged by us in pre-packed sealed bags to help prevent contamination while in transit and in our stores. Unlike most of our competitors, most of our private label nuts, trail mix and flours are refrigerated in our warehouse and stores to maintain freshness.

Our Employees

Commitment to our employees is one of our five founding principles. Employees are eligible for health, long-term disability, vision and dental insurance coverage, as well as Company paid short-term disability and life insurance benefits, after they meet eligibility requirements. Additionally, our employees are offered a 401(k) retirement savings plan with discretionary contribution matching opportunities. This further offers our employees the opportunity to become more familiar with our products, which we believe improves the customer service our employees are able to provide. We believe these and other factors result in higher retention rates and encourage our employees to appreciate our culture, which helps them better promote our brand.

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Our Customers

The growth in the natural and organic grocery and dietary supplement industries and growing consumer interest in health and nutrition have led to an increase in our core customer base. We believe the demands for affordable, nutritious food and dietary supplements are shared attributes of our core customers, regardless of their socio-economic status. Additionally, we believe our core customers prefer a retail store environment that offers carefully selected natural and organic products and dietary supplements. Our customers tend to be interested in health and nutrition, and expect our store employees to be highly knowledgeable about these topics and related products.

Competition

The grocery and dietary supplement retail business is a large, fragmented and highly competitive industry, with few barriers to entry. Our competition varies by market and includes conventional supermarkets such as Publix and Winn-Dixie, mass or discount retailers such as Sprout’s Farmers Market, Wal-Mart and Target, natural and gourmet markets such as Whole Foods and The Fresh Market, specialty food retailers such as Trader Joe’s, independent health food stores, dietary supplement retailers, drug stores, farmers’ markets, food co-ops, mail order and online retailers and multi-level marketers. These businesses compete with us for customers on the basis of price, selection, quality, customer service, shopping experience or any combination of these or other factors. They also compete with us for products and locations. In addition, some of our competitors are expanding to offer a greater range of natural and organic foods. We believe our commitment to carrying only carefully vetted, affordably priced and high-quality natural and organic products and dietary supplements, as well as our focus on providing nutritional education, differentiate us in the industry and provide a competitive advantage.

Properties

The locations and square footage of our grocery stores are as follows:

Store Location	Square Footage
Ada’s Natural Market Store, Fort Myers, FL	16,089
Paradise Health & Nutrition Wickham Store, Melbourne, FL	5,396
Paradise Health & Nutrition Minton Store, Melbourne, FL	4,200
Paradise Health & Nutrition Malabar Store, Palm Bay, FL	2,100
Mother Earth’s Storehouse Kingston Store, Kingston, NY	17,964
Mother Earth’s Storehouse Saugerties Store, Saugerties, NY	2,000
Green’s Natural Foods Eastchester Store, Scarsdale, NY	7,500
Green’s Natural Foods Mt. Kisco Store, Mt. Kisco, NY	6,700
Green’s Natural Foods Briarcliff Store, Briarcliff Manor, NY	9,700
Green’s Natural Foods Somers Store, Baldwin Place, NY	4,800
Green’s Natural Foods Basking Ridge Store, Basking Ridge, NJ	4,800
Green’s Natural Foods Chester Store, Chester, NJ	5,800
Green’s Natural Foods Ocean Store, Ocean, NJ	10,500
Green’s Natural Foods Shrewsbury Store, NJ	6,200

We lease all of our stores from unaffiliated third parties except for the store in Saugerties, NY. We own the store in Saugerties, NY. A typical store lease is for an initial 5 to 10-year term with renewal options of five years each. We expect that we will be able to renegotiate these leases or relocate these stores as necessary. In addition to new store openings, we remodel or relocate stores periodically in order to improve performance. We lease our corporate office in Florida from unaffiliated third parties. We believe our portfolio of long-term leases is a valuable asset supporting our retail operations, but we do not believe that any individual store property or distribution center is material to our financial condition or results of operations.

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Regulatory Compliance

We are subject to various federal, state and local laws, regulations and administrative practices that affect our business. The safety, formulation, manufacturing, processing, packaging, importation, labeling, promotion, advertising and distribution of products we sell in our stores, including private label products, are subject to regulation by several federal agencies, including the FDA, the Federal Trade Commission (the FTC), the USDA, the Consumer Product Safety Commission (the CPSC) and the Environmental Protection Agency (the EPA), as well as by various state and local agencies.

Food Products. The FDA has comprehensive authority to regulate the safety of food and food ingredients (including pet food and pet food ingredients but excluding meat, poultry, catfish and certain egg products, which are regulated by USDA) under the Federal Food, Drug, and Cosmetic Act (the FDCA). The USDA’s Food Safety Inspection Service regulates and regularly inspects meat, poultry, catfish and certain egg products to assure that these products are safe, wholesome and correctly labeled and packaged under the Federal Meat Inspection Act and the Poultry Products Inspection Act.

The Food Safety Modernization Act (the FSMA), enacted in 2011, amended the FDCA and significantly expanded food safety requirements and the FDA’s regulatory authority over food safety. The FSMA requires the FDA to impose comprehensive, prevention-based controls across the food supply chain, further regulates food products imported into the United States and provides the FDA with authority to enforce mandatory recalls. In addition, the FSMA requires the FDA to undertake numerous rulemakings and to issue numerous guidance documents, as well as reports, plans, standards, notices and other tasks. Further, even provisions that have been enacted, such as nutritional labeling, are periodically reviewed and updated with new requirements. As a result, final implementation of the legislation remains ongoing.

The FDA also exercises broad jurisdiction over the labeling and promotion of cosmetics, food and dietary supplements. Labeling is a broad concept that, under most circumstances, extends even to product-related claims and representations made on a company’s website and printed or digital media. All foods, including dietary supplements, must bear labeling that provides consumers with essential information with respect to standards of product identity, net quantity/weight, nutrition facts labeling, ingredient statements, contact information for the manufacturer/packer/distributor, allergen, and certain other disclosures. Similarly, cosmetic products labeling must also contain certain information, including the nature and use of the product such as net quantity/weight, ingredient statements, and contact information for the manufacturer/packer/distributor. The FDA also regulates the use of claims made about these products, including structure/function claims (e.g., “calcium builds strong bones”), qualified health claims (e.g., “adequate calcium throughout life may reduce the risk of osteoporosis”), and nutrient content claims (e.g., “high in antioxidants”), and others. “Organic” claims, however, are primarily regulated by the USDA. Certain new food labeling requirements, primarily related to the Nutrition Facts Label, went into full effect on January 1, 2021.

Dietary Supplements. The FDA also has comprehensive authority to regulate the safety of dietary supplements, dietary ingredients, labeling and current good manufacturing practices. The Dietary Supplement Health and Education Act (DSHEA), enacted in 1994, greatly expanded the FDA’s regulatory authority over dietary supplements. Through DSHEA, dietary supplements became a separately regulated subcategory of food and the FDA was empowered to establish good manufacturing practice regulations governing key aspects of the production of dietary supplements, including quality control, packaging and labeling. DSHEA also expressly permits dietary supplements to make label claims and promotional statements describing how a product affects the structure, function and general well-being of the body if adequate scientific evidence exists to support the claim, although no statement may expressly or implicitly represent that a dietary supplement will diagnose, cure, treat or prevent a disease, which are claims reserved for drug products that are regulated separately by the FDA.

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FDA Enforcement. The FDA has broad authority to enforce the provisions of the FDCA applicable to the safety, labeling, manufacturing, transport and promotion of cosmetics, foods and dietary supplements, including powers to issue a public warning letter to a company, publicize information about illegal products, institute an administrative detention of food, request or order a recall of illegal food products from the market, and request the Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution. Pursuant to the FSMA, the FDA also has the power to deny the import of any food or dietary supplement from a foreign supplier that is not appropriately verified as being compliant with all FDA laws and regulations. Moreover, the FDA has the authority to administratively suspend the registration of any facility that produces or processes food, including supplements, that it deems to present a reasonable probability of causing serious adverse health consequences. In the past few years, the FDA has commenced enforcement actions against nutritional supplement companies by issuing warning letters regarding products that make impermissible claims related to treatments and cures for various diseases.

Food and Dietary Supplement Advertising. In addition to the FDA’s regulatory control over product labeling, the FTC also exercises jurisdiction over the advertising of foods and dietary supplements, including health benefit claims, general claims about environmental benefits, and claims about the geographic origin of products (e.g. “Made in the USA”) and claims about whether product packaging is recyclable or compostable, as well as deceptive advertising methods. The FTC has the power to levy monetary sanctions and impose “consent decrees” and penalties that can severely limit a company’s business practices. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. In addition, private parties are increasingly initiating broad consumer class actions against food and dietary supplement manufacturers for false or misleading labeling and/or advertising.

Compliance. As is common in our industry, we rely on our suppliers and contract manufacturers to ensure that the products they manufacture and sell to us comply with all applicable regulatory and statutory requirements. In general, we seek certifications of compliance, representations and warranties, indemnification and insurance from our suppliers and contract manufacturers. However, even with adequate certifications, representations and warranties, insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in the products we sell. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or withdraw such products from our stores. In order to comply with applicable statutes and regulations, our suppliers and contract manufacturers have from time to time reformulated, eliminated or relabeled certain of their products and we have revised certain provisions of our sales and marketing program.

New or revised federal, state and local laws and regulations affecting our business or our industry, such as those relating to industrial hemp products and genetically modified (bioengineered) foods, could result in additional compliance costs and civil remedies. In some instances, laws and regulations may be amended in the future to allow for private rights of action to enforce laws and regulations through lawsuits. The risks associated with these laws and regulations are further described under the caption “Risk Factors.”

HEALTHY CHOICE WELLNESS CENTERS

Healthier choices extend past just healthy eating. SpinCo, through its Healthy Choice Wellness Centers, offer premium and optimized whole person-centered care and services, tailored to promote and maximize one’s general health and well-being. Healthy Choice Wellness Centers’ services are designed to address one or more common concerns, including but not limited to immunity, anxiety, mental fortitude, sports recovery, and more. Through these services, which include IV Nutrient Drip Infusions and Intramuscular (IM) Injection Treatments, Healthy Choice Wellness Centers seek to provide healthy alternatives that treat the mind and body to its core, thus offering optimized healthier living.

Our Mission

●	To assist in one’s achievement of personal well-being, which is an optimal and dynamic state that allows people to achieve their full potential through both the individual pursuit of wellness and the commitment and support of the communities to which they belong.

●	To assist in maximizing overall individual wellness, which is an active process that helps individuals reach their optimal well-being by integrating all the dimensions of wellness into their lives; physical, social, emotional, spiritual, environmental, intellectual, occupational, and financial.

●	To provide the highest standards of professionalism, emphasizing on quality of care, ethical behavior, ensuring client confidentiality, and the treatment of all individuals with respect and dignity.

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●	To provide clients an immaculate wellness facility designed for the optimal benefit of the clients to receive their desired treatments in a clean and sterile environment that fosters a tranquil space to maximize one’s overall wellness and well-being.

●	To continue the powerful pursuit of knowledge and education by all of our professionals and practitioners, to better provide consult to our clients for them to best maximize their overall wellness and well-being.

Our Vision

Life comes with a lot of choices - some easier to make than others. Healthier living should be the easiest of those choices, and so Healthy Choice Wellness Centers offers Health & Wellness services that assist in making those choices a lot easier. Healthy Choice Wellness Centers seek to continue the commitment of its parent company, Healthier Choices Management Corp., in providing consumers with healthier alternatives to everyday lifestyle choices.

Healthy Choice Wellness Centers offer premium and optimized whole person-centered care and services, tailored to promote and maximize one’s general health and well-being. All of our services are designed to address one or more common concerns, including but not limited to immunity, anxiety, mental fortitude, sports recovery, health and beauty, and more. Through these services, Healthy Choice Wellness Centers seek to provide healthy alternatives that treat the mind and body to its core, thus offering optimized healthier living.

Our Values

Healthy Choice Wellness Centers are committed to building a culture of well-being. Our goal is to optimize wellness, both for today and all of our tomorrows.

Healthy Choice Wellness Centers view the communities we serve as being comprised of whole and dynamic individuals. We are sensitive to the communal stresses of life that impact our health, wellness, and overall well-being. We promote and encourage personal responsibility and accountability in one’s pursuit of achieving and maintaining their health and wellness. Our Healthy Choice Wellness team not only participates in the facilitation of services in the process of achieving one’s wellness, but also are present to provide information, care, and knowledge to maintain course and maximize one’s well-being according to their individual health goals, wants, and needs.

Healthy Choice Wellness Centers also realizes that the whole is only as strong as its parts when it comes to those communities we serve. Thus, we put forth effort to strengthen the environments in which we live and work as they directly impact our well-being. This effort to support wellness for the individuals (the parts) must include working to create a healthy community at large (the whole) that supports the well-being of its members at large.

Our Growth Strategy

We seek to operate and expand our Wellness Centers by approaching growth via three different pathways:

1)	Corporately owned and operated wellness centers.

2)	Wellness Centers implementing the services of Healthy Choice Wellness Centers by way of licensing agreements.

3)	Franchising locations.

Our Products & Services

Healthy Choice Wellness Centers specialize most in IV Nutrient Drip Infusion and Intramuscular (IM) Injection treatments, however we seek to expand these offerings (both in the number of IV and IM options offered, but also by adding additional whole-person centered services for optimizing overall general health.

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IV Nutrient Drip Infusion Treatments: Healthy Choice Wellness Center’s IV Nutrient Drip Infusions are used to deliver vitamins and Minerals directly into the bloodstream, offering superior absorption over oral supplements. We offer server pre-formulated customized solutions to address a variety of issues including:

●	Immune System Strengthening
●	Anti-Aging
●	Optimal Athletic Performance & Recovery
●	Metabolism
●	Hangover & Headache Relief
●	Cold & Flu Symptoms
●	Chronic Fatigue
●	Brain Fog

Currently, we offer fourteen IV Nutrient Treatment Options: Quench, Get-Up-And-Go, Recovery & Performance, Immunity, Alleviate, Inner Beauty, Myers’ Cocktail, Nad+ (Premium Drip), Reboot, Glutathion, Endurance, Energize, Revitalize, and Brainstorm.

Intramuscular (IM) Injection Treatments: Healthy Choice Wellness Center’s Intramuscular (IM) Injection treatments delivery vitamins and minerals directly into the bloodstream, offering superior absorption over oral supplements. We offer server pre-formulated customized solutions to address a variety of issues including:

●	Immune Functioning
●	General Health
●	Fight Illness
●	Boost Metabolism
●	Improve Mood
●	Increase Energy
●	Appetite Suppression
●	Burning Fat

Currently we offer eleven Injection Treatment Options: Vitamin B-12, Vitamin D-3, Glutathione, Amino Blend, Ascorbic Acid, L-Taurine, Extreme Skinny, Mineral Blend, Biotin, Tri-Immune, and Vita-Complex.

Our Employees

Each Wellness Center is led by licensed and accredited medical professionals and practitioners.

Our Customers

The client base for our Wellness Centers is not bound by age groups or genders. Our clients consist of a broad range of individuals all seeking a common universal goal of seeking to improve their overall wellness. These individuals tend to be those who consciously live a healthy lifestyle, and are seeking treatments to maximize and optimize their overall well-being. This includes athletes seeking treatments to help recover quicker from injury and/or rehydrate, middle aged men and women seeking treatments to maximize their cognitive fortitude, those wanting to help alleviate indigestion or stomach pains, and a slew of other reasons all ending with the drive for healthier living.

ONLINE SALES

The Vitamin Store.com is your online source for the leading products in the all-natural vitamin and supplement, and health, beauty, and personal care categories of healthier living.

Backed by 30+ years of combined experience of our management in the health and nutrition industry, we provide our customers with only the best products on the market. We sell our exclusive offering of Ada’s Naturals brand products and many of the top products from the most recognized national natural health brands in the industry.

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●	Vitamins & Supplements:

○	Product Categories Include, but not limited to: Vitamins, Minerals & Herbals, Immunity, Multivitamins, Sports Nutrition, Protein Powders, Collagen, Stress & Anxiety, Sleep & Relax, Brain Health, Pain & Inflammation, Probiotics, Energy & Stamina, Joint & Bone Support, Digestion, Fish Oils, Just for Men, Kids/Children/Teens, and more.

○	Product Varieties Include, but not limited to: Apple Cider Vinegar, BCAA, Biotin, Calcium, Chlorophyll, CLA, Collagen Peptides, Creatine, Elderberry, Omega-3’s, Garlin, Glucosamine, Iron, Magnesium, Melatonin, Potassium, Prenatals, Probiotics, Protein Powders (Plant and Whey), Ashwaghanda Turmeric, Ginseng, Vitamin B, C, D ,E, K+, Zinc, and more.

○	Product Brands Include, but not limited to: Ada’s Naturals, Enzymedica, Garden of Life, Natural Vitality, New Chapter, Renew Life, Solgar, and more.

●	Health, Beauty and Personal Care:

○	Product Categories Include, but not limited to: Oral Care, Hair Care, Body Wash, Skin & Face, Deodorant, Suncare, Soaps, Shaving, Feminine Hygiene, Lip Balms, Ear Candles, Lotions, Hand Sanitizers, Essential Oils, and more.

○	Product Varieties Include, but not limited to: Body Wash, Deodorant, Ear Candles, Shampoos, Conditioners, Toothpaste, Mouthwashes, Shaving, Bar Soaps, Liquid Soaps, Suncare, and more.

○	Product Brands Include, but not limited to: Ada’s Naturals, Alba Botanica, Aura Cacia, Derma-E, Desert Essence, Dr. Bronners, Every Man Jack, Heritage Store, Himalaya Botanique, Life-Flo, Lily of the Desert, Natracare, Naturally Fresh, Oral Essentials, South of France, Tea Tree Therapy, Thai Deodorant Stone, Thayers, and more.

Financing

We intend to assume certain financing arrangements of HCMC and its subsidiaries prior to or concurrent with the separation. Upon completion of the separation, we expect to have approximately $3 million of total debt outstanding. If we enter into any such arrangements, they will be described in a subsequent amendment to this information statement. In August of 2022, HCMC has secured commitments of $13.25 million in equity financing for SpinCo from existing investors of HCMC. This equity financing is expected to be completed on or about the Distribution Date.

Employees

Following the separation, we expect to have approximately 405 employees.

Legal Proceedings

We are involved from time to time in various legal proceedings that arise in the ordinary course of our business. We believe that such litigation, claims and administrative proceedings will not have a material adverse impact on our financial position or our results of operations. We record a liability when a loss is considered probable and the amount can be reasonably estimated.

Segment Information

We have one reporting segment, natural and organic retail stores, through which we conduct all of our business.

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THE SPINOFF

Background of Spinoff

On August 22, 2022, HCMC announced plans for the complete legal and structural separation of the Company from HCMC. HCMC will distribute all of its equity interest in us, consisting of all of the outstanding shares of our Common Stock, to HCMC’s stockholders on a pro rata basis, with some adjustments for rounding down of fractional shares. Following the Spin-Off, HCMC will not own any equity interest in us, and we will operate independently from HCMC. No approval of HCMC’s common stockholders is required in connection with the Spin-Off, and HCMC’s common stockholders will not have any appraisal rights in connection with the Spin-Off.

The Spin-Off is subject to the satisfaction, or the HCMC board of directors’ waiver, of a number of conditions. In addition, HCMC has the right not to complete the Spin-Off if, at any time, the HCMC Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of HCMC or its stockholders or is otherwise not advisable. For a more detailed description, see “The Spin-Off—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The HCMC board of directors believes that separating HCMC’s grocery and wellness business into an independent, publicly traded company is in the best interests of HCMC and its stockholders for a number of reasons, including the following:

●	Establish SpinCo as a separate company with a greater ability to focus on and grow its business. The separation will provide investors with the opportunity to invest in two separate business lines with different business strategies, target customers, and equity currencies. By separating the businesses, SpinCo will have the flexibility to implement strategic initiatives aligned with its business plan and prioritize investment spending and capital allocation in a manner that will lead to growth and operational efficiencies that otherwise may not occur as part of a larger, more diversified enterprise like HCMC.

●	Create a company with balance sheet strength and equity currency to grow through acquisitions. SpinCo will have its own balance sheet and direct access to capital sources that will position the company to take advantage of growth opportunities suited to its business strategies. SpinCo’s expected low leverage and strong equity currency will enable management to advance its business strategy through acquisitions and organic growth.

●	Provide an experienced and dedicated management team to execute on SpinCo’s growth strategy. SpinCo will have a management team focused on enhancing the performance of SpinCo’s assets and finding value-creating opportunities.

●	Tailor equity compensation to appropriately incentivize employees of each company. The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of each company’s business and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of their respective employer’s business.

●	Enhance investor transparency and better highlight the attributes of both companies. The separation will provide investors with two distinct, targeted investment opportunities and enable them to separately value HCMC and SpinCo based on their unique investment identities, including the merits, performance and future prospects of their respective businesses.

●	The Spin-Off will establish the Company as an independent publicly traded corporation, which we believe will meaningfully enhance its industry market perception, thereby providing greater growth opportunities for us than our consolidated operation as a division of HCMC.

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Neither SpinCo nor HCMC can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The HCMC board of directors also considered a number of potentially negative factors in evaluating the separation, including the following:

●	Loss of synergies and increased costs. SpinCo may incur costs for certain functions previously performed by HCMC, such as accounting, tax and information technology functions, that are higher than the amounts reflected in SpinCo’s historical financial statements, which could cause SpinCo’s profitability to decrease.

●	Disruptions to the business as a result of the separation. The actions required to separate HCMC’s and SpinCo’s respective businesses could disrupt SpinCo’s operations.

●	Increased significance of certain costs and liabilities. Certain costs and liabilities that were otherwise less significant to HCMC as a whole will be more significant for SpinCo as a standalone company.

●	One-time costs of the separation. SpinCo will incur costs in connection with the transition to being a standalone public company that may include accounting, tax and information technology functions, recruiting and relocation costs associated with hiring key senior management personnel new to SpinCo, costs related to establishing a new brand identity in the marketplace, and costs to separate information systems.

●	Inability to realize anticipated benefits of the separation. SpinCo may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others, that the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing SpinCo’s business.

●	Limitations placed upon SpinCo as a result of the tax matters agreement. To preserve the tax-free treatment to HCMC of the separation and the distribution, under the tax matters agreement that SpinCo will enter into with HCMC, SpinCo will be restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit SpinCo’s ability to pursue certain strategic transactions or engage in other transactions that might increase the value of its business.

The HCMC board of directors concluded that the potential benefits of the separation outweighed these factors.

When and How You Will Receive Company Shares

HCMC will distribute to its stockholders, as a pro rata dividend,                   share of our Common Stock for every share of HCMC common stock outstanding as of                              , 2023, the Record Date of the Distribution.

Prior to the Spin-Off, HCMC will deliver all of the issued and outstanding shares of our Common Stock to the distribution agent. Equity Stock Transfer will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our Common Stock.

If you own HCMC common stock as of the close of business on                       , 2023, the shares of our Common Stock that you are entitled to receive in the Distribution will be issued to your account as follows:

●	Registered stockholders. If you own your shares of HCMC common stock directly through HCMC’s transfer agent, Equity Stock Transfer, you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our Common Stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding our shares at Equity Stock Transfer

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●	Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our Common Stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our Common Stock and mail statements of holding to all registered stockholders.

●	“Street name” or beneficial stockholders. Most HCMC stockholders own their shares of HCMC common stock beneficially through a bank, broker or other nominee. In these cases, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. If you own your shares of HCMC common stock through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our Common Stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of HCMC common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our Common Stock to be distributed in respect of the HCMC shares you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

We are not asking HCMC stockholders to take any action in connection with the Spin-Off. No approval of the holders of HCMC common stock is required for the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of HCMC common stock for shares of our Common Stock. The number of outstanding shares of HCMC common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive                    share of our Common Stock for every share of HCMC common stock you hold on the Record Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our Common Stock in connection with the Spin-Off. Any fractional amounts will be rounded down to the nearest whole number.

Results of the Spin-Off

After the Spin-Off, we will be an independent publicly-traded company. Immediately following the Spin-Off, we expect to have approximately                       holders of shares of our Common Stock and approximately                              million shares of our Common Stock outstanding, based on the number of HCMC stockholders and shares of HCMC common stock outstanding on                            , 2023. The actual number of shares of our Common Stock HCMC will distribute in the Spin-Off will depend on the actual number of shares of HCMC common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to HCMC’s equity plans, and any repurchase of HCMC shares by HCMC under its common stock repurchase program, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of HCMC common stock or any rights of HCMC stockholders, although we expect the trading price of shares of HCMC common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of HCMC common stock will no longer reflect the value of the Company. Furthermore, until the market has fully analyzed the value of HCMC without the Company, the trading price of shares of HCMC common stock may fluctuate.

Before our separation from HCMC, we intend to enter into a Separation Agreement and several other agreements with HCMC related to the Spin-Off. These agreements will govern the relationship between us and HCMC up to and after completion of the Spin-Off and allocate between us and HCMC various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with HCMC.”

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Listing and Trading of the Common Stock

As of the date of this Prospectus, we are a wholly owned subsidiary of HCMC. Accordingly, no public market for our Common Stock currently exists, although a “when-issued” market in the Common Stock may develop prior to the Spin-Off. See “The Spin-Off—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list the Common Stock on the NYSE American exchange under the symbol “HCWC.” Following the Spin-Off, HCMC common stock will continue to trade on the OTC Pink under the symbol “HCMC.”

Neither we nor HCMC can assure you as to the trading price of HCMC common stock or our Common Stock after the Spin-Off, or as to whether the combined trading prices of our Common Stock and the HCMC common stock after the Spin-Off will be less than, equal to or greater than the trading prices of HCMC common stock prior to the Spin-Off. The trading price of our Common Stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our Common Stock distributed to HCMC stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our Common Stock only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We anticipate that trading in the Common Stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of HCMC common stock at the close of business on the Record Date, you will be entitled to receive shares of the Common Stock in the Distribution. You may trade this entitlement to receive shares of our Common Stock, without the shares of HCMC common stock you own, on the “when-issued” market. We expect “when-issued” trades of the Common Stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of the Common Stock will end and “regular-way” trading will begin.

We also anticipate that, from the Record Date and continuing up to and including the Distribution Date, there will be two markets in HCMC common stock: a “regular-way” market and an “ex-distribution” market. Shares of HCMC common stock that trade on the regular-way market will trade with an entitlement to receive shares of our Common Stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of the Common Stock in the Distribution. Therefore, if you sell shares of HCMC common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our Common Stock in the Distribution. However, if you own shares of HCMC common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our Common Stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we intend to list our Common Stock to be listed on the NYSE American exchange under the trading symbol “HCWC.” If “when-issued” trading occurs, the listing for our Common Stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

39

Conditions to the Spin-Off

We expect that the separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by HCMC:

●	the HCMC board of directors shall have authorized and approved the Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our Common Stock to HCMC stockholders;

●	the Separation Agreement and the ancillary agreements contemplated by the Separation Agreement shall have been executed by each party to those agreements;

●	the SEC shall have declared effective our Registration Statement on Form S-1, of which this Prospectus is a part, under the Securities Act, and no stop order suspending the effectiveness of our Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

●	our Common Stock shall have been accepted for listing on the New York Stock Exchange or another national securities exchange approved by HCMC, subject to official notice of issuance;

●	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of HCMC shall have occurred or failed to occur that prevents the consummation of the Distribution;

●	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the HCMC Board, would result in the Spin-Off having a material adverse effect on HCMC or its stockholders;

●	prior to the Distribution Date, this Prospectus shall have been mailed or delivered electronically to the holders of HCMC common stock as of the Record Date;

●	HCMC shall have duly elected the individuals to be listed as members of our post-Distribution board of directors in this Prospectus, and such individuals shall be the members of our board of directors, which we refer to as our “Board,” immediately after the Distribution; provided that our current directors shall appoint at least one independent director to serve on our Board and Audit Committee prior to the date on which “when-issued” trading of our Common Stock commences;

●	immediately prior to the Distribution Date, our Certificate of Incorporation and By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form S-1, of which this Prospectus is a part, shall be in effect; and

●	HCMC shall have received a certificate signed by our Chief Financial Officer, dated as of the Distribution Date, certifying the satisfaction of certain conditions.

Reasons for Furnishing this Prospectus

We are furnishing this Prospectus solely to provide information to HCMC’s stockholders who will receive shares of our Common Stock in the Distribution. You should not construe this Prospectus as an inducement or encouragement to buy, hold or sell any of our securities or any securities of HCMC. We believe that the information contained in this Prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this Prospectus may occur after that date, and neither we nor HCMC undertakes any obligation to update the information except in the normal course of our and HCMC’s public disclosure obligations and practices and except as required by applicable law.

USE OF PROCEEDS

We will not receive any proceeds from the Distribution of the Common Stock in the Spin-Off.

DETERMINATION OF OFFERING PRICE

No consideration will be paid for the shares of Common Stock distributed in the Spin-Off.

40

DIVIDEND POLICY

We do not intend, following the Spin-Off, to pay cash dividends on our Common Stock in the foreseeable future. We expect to retain future earnings, if any, for reinvestment in our business. Also, any credit agreements, which we may enter into, may restrict our ability to pay dividends. The payment of dividends in the future will be subject to the discretion of our Board and will depend, among other things, on our financial condition, results of operations, cash requirements, future prospects and any other factors our Board deems relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2022 as well as December 31, 2021. The following table should be read in conjunction with “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

As of September 30, 2022

Cash	$709,458
All other assets	15,254,909
Total assets	15,964,367

Total liabilities	5,706,483
Net parent’s investment	10,257,884
Total capitalization	$15,964,367

As of December 31, 2021

Cash	$356,373
All other assets	8,068,298
Total assets	8,424,671

Total liabilities	3,397,548
Net parent’s investment	5,027,123
Total capitalization	$8,424,671

41

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following tables present our selected combined financial data for the periods indicated. We have derived our selected historical combined statement of operations data for the years ended December 31, 2021 and 2020 from our audited combined financial statements included elsewhere in this prospectus. We have derived our selected historical combined balance sheet data as of December 31, 2021 and 2020 from our audited combined financial statements included elsewhere in this prospectus. The combined statements of operations data for the nine months ended September 30, 2022 and 2021 and the combined balance sheet data as of September 30, 2022 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus which have been prepared on the same basis as the audited combined financial statements. The following historical financial data should be read in conjunction with “Risk Factors,” “Capitalization” and “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this Prospectus.

Combined Statements of Operations Data:	For the Years Ended December 31,
	2021	2020

Sales, net	$11,235,041	$11,461,800

Cost of sales	7,187,701	7,109,719

Gross profit	4,047,340	4,352,081

Operating expenses
Selling, general and administrative	5,812,754	5,581,280
Impairment of intangible assets	-	380,646
Total operating expenses	5,812,754	5,961,926

Loss from operations	(1,765,414)	(1,609,845)

Other (expense) income
Other expense, net	(25)	(100)
Interest expense, net	(47,165)	(71,245)
Total other expense, net	(47,190)	(71,345)

Net loss	$(1,812,604)	$(1,681,190)

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	Nine Months Ended September 30,
	(Unaudited)
	2022	2021

Sales, net	$16,700,596	$8,450,055

Cost of sales	10,670,440	5,133,228

Gross profit	6,030,156	3,316,827

Operating expenses	7,566,602	4,165,918

Loss from operations	(1,536,446)	(849,091)

Other income (expense)
Other income, net	12,309	-
Interest expense, net	(93)	(36,787)
Total other income (expense), net	12,216	(36,787)

Loss before taxes	(1,524,230)	(885,878)

Income tax benefit (expense)	-	-

Net loss	$(1,524,230)	$(885,878)

Combined Balance Sheets Data:

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash	$356,373	$82,003
Accounts receivable	28,347	13,571
Inventories	1,332,406	1,444,633
Prepaid expenses and vendor deposits	52,122	52,349
TOTAL CURRENT ASSETS	1,769,248	1,592,556

Property and equipment, net	172,502	226,606
Intangible assets, net	697,662	974,328
Goodwill	916,000	916,000
Right-of-use asset	3,423,123	3,795,577
Other assets	1,446,136	2,070,408
TOTAL ASSETS	$8,424,671	$9,575,475

LIABILITIES AND NET PARENT’S INVESTMENT
CURRENT LIABILITIES
Accounts payable and accrued expenses	377,064	670,449
Contract liabilities	18,514	16,014
Current portion of loan payable	2,604	282,471
Operating lease liability, current	323,056	302,120
TOTAL CURRENT LIABILITIES	721,238	1,271,054

Loan payable, net of current portion	815	524,344
Operating lease liability, net of current	2,675,495	2,998,550
TOTAL LIABILITIES	3,397,548	4,793,948

COMMITMENTS AND CONTINGENCIES (NOTE 14)

NET PARENT’S INVESTMENT	5,027,123	4,781,527

TOTAL LIABILITIES AND NET PARENT’S INVESTMENT	$8,424,671	$9,575,475

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	September 30, 2022 (Unaudited)	December 31, 2021 (Audited)
ASSETS
CURRENT ASSETS
Cash	$709,458	$356,373
Accounts receivable, net	52,744	28,347
Inventories	2,334,811	1,332,406
Prepaid expenses and vendor deposits	23,551	52,122
TOTAL CURRENT ASSETS	3,120,564	1,769,248

Property and equipment, net	1,446,039	172,502
Intangible assets, net	1,860,987	697,662
Goodwill	2,657,000	916,000
Right-of-use asset	4,785,871	3,423,123
Other assets	2,093,906	1,446,136
TOTAL ASSETS	$15,964,367	$8,424,671

LIABILITIES AND NET PARENT’S INVESTMENT
CURRENT LIABILITIES
Accounts payable and accrued expenses	1,227,685	377,064
Contract liabilities	57,284	18,514
Current portion of loan payable	1,479	2,604
Operating lease liability, current	534,492	323,056
TOTAL CURRENT LIABILITIES	1,820,940	721,238

Loan payable, net of current portion	-	815
Operating lease liability, net of current	3,885,543	2,675,495
TOTAL LIABILITIES	5,706,483	3,397,548

COMMITMENTS AND CONTINGENCIES (SEE NOTE 14)

NET PARENT’S INVESTMENT	10,257,884	5,027,123

TOTAL LIABILITIES AND NET PARENT’S INVESTMENT	$15,964,367	$8,424,671

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SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information (“Article 11”), and are being provided pursuant to Rule 3-05 of Regulation S-X because the proposed transactions constitute probable significant acquisitions that have been consummated.

The following table presents summary unaudited pro forma condensed combined financial information about the financial condition and results of operations after giving effect to the acquisition of Mother Earth’s Storehouse and Green’s Natural Foods (the “Transaction”). The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2021 give effect to the Transaction as if the transaction had taken place on January 1, 2021. The summary unaudited pro forma condensed combined balance sheet data gives effect to the Transaction as if it had taken place on December 31, 2021.

The summary unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the consolidated financial statements and related notes of Green’s Natural Foods and Mother Earth’s Storehouse included in this Prospectus. The summary unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations would have been had the Transaction been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information presented below does not purport to project the combined financial condition or operating results for any future period.

Unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.

	For Year Ended December 31, 2021 (Unaudited)
	Healthy Choice Wellness Corp.	Mother Earth’s Storehouse	Green’s Natural Foods	Pro Forma Adjustments	Notes	Pro Forma Combined Total

Sales, net	$11,235,041	$14,292,166	$35,246,103	$-		$60,773,310

Cost of sales	7,187,701	9,389,790	21,163,894	-		37,741,385

Gross profit	4,047,340	4,902,376	14,082,209	-		23,031,925

Total operating expenses	5,812,754	4,042,520	13,939,462	(2,205,849)	a	21,588,887

(Loss) income from operations	(1,765,414)	859,856	142,747	2,205,849		1,443,038

Other (expense) income
Other (expense) income, net	(25)	674,168	1,238,212	(1,487,427)	b	424,928
Interest (expense) income, net	(47,165)	4,346	(21,563)	-		(64,382)
Total other expense, net	(47,190)	678,514	1,216,649	(1,487,427)		360,546

Net (loss) income	$(1,812,604)	$1,538,370	$1,359,396	$718,422		$1,803,584

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Unaudited pro forma condensed combined balance sheet as of December 31, 2021.

	Healthy Choice Wellness Corp.	Mother Earth’s Storehouse	Green’s Natural Foods	Transaction Adjustments	Notes	Pro Forma Combined Total
ASSETS
CURRENT ASSETS
Cash	$356,373	$2,556,171	$500,762	$10,193,067	a /b	$13,606,373
Accounts receivable	28,347	10,727	76,932	(87,659)	b	28,347
Inventories	1,332,406	718,727	1,856,495	(128,222)	c	3,779,406
Prepaid expenses and vendor deposits	52,122	10,838	252,083	(262,921)	b	52,122
Other current assets	-	130,305	13,772	(144,077)	b	-
TOTAL CURRENT ASSETS	1,769,248	3,426,768	2,700,044	9,570,188		17,466,248

Property and equipment, net	172,502	885,417	1,736,422	315,482	c	3,109,823
Intangible assets, net	697,662	-	-	4,070,983	c	4,768,645
Goodwill	916,000	-	-	4,831,000	c	5,747,000
Right-of-use asset	3,423,123	-	-	6,162,788	c	9,585,911
Other assets	1,446,136	29,541	247,654	(277,195)	b	1,446,136
TOTAL ASSETS	$8,424,671	$4,341,726	$4,684,120	$24,673,246		$42,123,763

LIABILITIES AND NET PARENT’S INVESTMENT
CURRENT LIABILITIES
Accounts payable and accrued expenses	377,064	507,052	2,197,201	(1,596,253)	b/c	1,485,064
Contract liabilities	18,514	-	289,359	204,641	c	512,514
Current portion of loan payable	2,604	-	27,517	502,893	b/c	533,014
Other liabilities	-	-	98,738	(98,738)	b	-
Operating lease liability, current	323,056	-	-	1,454,360	c	1,777,416
TOTAL CURRENT LIABILITIES	721,238	507,052	2,612,815	466,903		4,308,008

Loan payable, net of current portion	815	-	81,591	2,387,999	b/c	2,470,405
Operating lease liability, net of current	2,675,495	-	-	4,762,683	c	7,438,178
TOTAL LIABILITIES	3,397,548	507,052	2,694,406	7,617,585		14,216,591

TOTAL NET PARENT INVESTMENT	5,027,123	3,834,674	1,989,714	17,055,661	d	27,907,172

TOTAL LIABILITIES AND NET PARENT INVESTMENT	$8,424,671	$4,341,726	$4,684,120	$24,673,246		$42,123,763

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma condensed combined financial information set forth herein is based upon the financial statements of HCWC, Mother Earth’s Storehouse and Green’s Natural Foods. The unaudited pro forma condensed combined financial information is presented as if the Transactions had been completed on January 1, 2021, with respect to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations had the Transactions occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the Transactions.

We have accounted for the Transactions in this unaudited pro forma condensed combined financial information using the acquisition method of accounting, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 805 “Business Combinations” (“ASC 805”). In accordance with ASC 805, we used our best estimates and assumptions to assign fair values to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The excess purchase price to be allocated is measured as the excess of the purchase consideration over the fair value of the net tangible assets acquired.

Note 2. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ending December 31, 2021.

The following pro forma adjustments give effect to the Transactions.

a.	Reflects the elimination of prior owner’s expenses and the reduction of costs related to the redundant expense savings as a result of consolidating the businesses which management has identified. It also reflects pro forma adjustment for Depreciation and Amortization of PP&E, Intangibles, and Right of Use Assets and Lease Liability expense.

b.	Reflects the elimination of the impact of the loan forgiveness related to the Paycheck Protection Program (PPP) for the year ended December 31, 2021 as management considers these as non-recurring events.

Note 3. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021

The following pro forma adjustments give effect to the Transactions.

a.	Reflects the secured commitments of $13.25 million in equity financing for SpinCo from existing investors of HCMC.

b.	Reflects the elimination of assets/liabilities that were not acquired as part of the transaction:

●	$3,056,933 cash was eliminated from cash

●	$87,659 accounts receivable balance was eliminated

●	$262,921 prepaid expenses and vendor deposits were eliminated

●	$144,077 other assets were eliminated

●	$277,195 other assets were eliminated

●	$2,704,253 accounts payable and accrued expenses were eliminated

●	$27,517 current portion of loan payable was eliminated

●	$98,738 other liabilities were eliminated

●	$81,591 loan payable, net of current portion was eliminated

c.	Below table represents the preliminary allocation of the purchase consideration for Green’s Natural Foods and Mother Earth’s Storehouse to the identifiable tangible net assets, intangible assets and liabilities assumed of the acquisitions:

	Mother Earth’s Storehouse	Green’s Natural Foods	Total
Purchase Consideration
Cash Consideration paid	$5,150,000	$5,142,000	$10,292,000
Promissory note for Green’s Natural transaction financing	-	3,000,000	3,000,000
Contingent consideration issued to Green’s Natural seller	-	1,108,000	1,108,000
Total Purchase Consideration	5,150,000	9,250,000	14,400,000

Purchase price allocation
Inventory	805,000	1,642,000	2,447,000
Property and equipment	1,278,000	1,478,000	2,756,000
Intangible assets	1,609,000	3,251,000	4,860,000
Right of use asset - Operating lease	1,797,667	6,427,366	8,225,033
Other liabilities	(283,000)	(211,000)	(494,000)
Operating lease liability	(1,797,667)	(6,427,366)	(8,225,033)
Goodwill	1,741,000	3,090,000	4,831,000
Net assets acquired	5,150,000	9,250,000	14,400,000

Finite-lived intangible assets
Trade Names/Trademarks	513,000	1,133,000	1,646,000
Customer Relationships	683,000	1,103,000	1,786,000
Non-Compete Agreement	413,000	1,015,000	1,428,000
Total intangible assets	$1,609,000	$3,251,000	$4,860,000

●	$128,222 Inventory was adjusted to reflect the fair value of the inventory purchased.

●	$134,161 was adjusted to fair value of property and equipment based on purchase price allocation, and $181,321 was adjusted for 2021 pro forma depreciation.

●	$4,860,000 was allocated to intangibles, offset by $789,017 pro forma adjustment for intangible amortization.

●	$4,831,000 was allocated to Goodwill.

●	$8,225,033 reflects the application and accounting of ASC 842 and accounted for the fair value of the right-of-use asset. $2,062,245 reduction to right-of-use asset reflects pro forma adjustment of Right of Use Assets amortization.

●	$1,108,000 was adjusted under accrued expenses to reflect contingent liability under the purchase price allocation.

●	$204,641 adjusted the contract liability assumed.

●	$530,410 adjusted current portion of loan payable.

●	$2,139,348 increase in current operating lease liability, offset with $684,988 pro forma lease liability amortization.

●	$2,469,590 reflects the long -term portion of acquisition loan payable.

●	$6,085,684 reflects the application and accounting of ASC 842 and accounted for operating lease liability, net of current, offset with $1,323,001 long term lease liability amortization.

d. Reflects the secured commitments of $13.25 million in equity financing for SpinCo from existing investors of HCMC plus the excess purchase price contributed by parent related to the Green’s acquisition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our combined financial statements and notes thereto which are included elsewhere in this Prospectus. This MD&A contains forward-looking statements. Refer to “Forward-Looking Statements” at the beginning of this Prospectus for an explanation of these types of statements. Summarized numbers included in this section, and corresponding percentage or basis point changes may not sum due to the effects of rounding.

Our Business

Healthy Choice Wellness Corp. is a holding company focused on providing consumers with healthier daily choices with respect to nutrition and other lifestyle alternatives. Through its wholly owned subsidiaries, the Company operates:

●	Ada’s Natural Market, a natural and organic grocery store offering fresh produce, bulk foods, vitamins, and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items (www.Adasmarket.com).

●	Paradise Health & Nutrition’s three stores that likewise offer fresh produce, bulk foods, vitamins and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items (www.ParadiseHealthDirect.com).

●	Mother Earth’s Storehouse, a two-store organic and health food and vitamin chain in New York’s Hudson Valley, which has been in existence for over 40 years (www.MotherEarthStorehouse.com).

●	Greens Natural Foods’ eight stores in New York and New Jersey, offering a selection of 100% organic produce and all-natural, non-GMO groceries & bulk foods; a wide selection of local products; an organic juice and smoothie bar; a fresh foods department, which offers fresh and healthy “grab & go” foods; a full selection of vitamins & supplements; as well as health and beauty products (www.Greensnaturalfoods.com).

Through its wholly owned subsidiary, Healthy Choice Wellness, LLC, the Company operates:

●	the Company has a licensing agreement for a Wellness Center at the Casbah Spa & Salon in Fort Lauderdale, FL, offering IV hydration treatments within a spa setting.

●	the Company also has a services agreement for a Wellness Center with Boston Direct Health, which provides aesthetics and medical care for an optimized life, offering IV treatments and inter-muscular shots.

●	the Company entered into services agreements for additional Wellness Centers in Chicago that it expects to open during 2023.

Through its wholly owned subsidiary, Healthy U Wholesale, the Company sells vitamins and supplements, as well as health, beauty and personal care products on its website www.TheVitaminStore.com.

Industry Trends and Economics

We have identified the following recent trends and factors that have impacted and may continue to impact our results of operations and financial condition:

●	COVID-19 pandemic. On March 11, 2020, the World Health Organization announced that COVID-19 infections had become a pandemic, and on March 13, 2020, the U.S. President announced a National Emergency relating to the disease. During the course of the COVID-19 pandemic, federal, state and local authorities have imposed, from time to time, a number of public health mandates intended to prevent the spread of the virus, including vaccination mandates, social distancing, quarantine, wearing face coverings, and “stay-at-home” measures. While significant efforts to distribute COVID-19 vaccines to the public are ongoing across the United States and states have reopened their economies by easing restrictions, certain of these public health mandates have had an adverse impact on the U.S. economy. Additional negative financial markets and industry-specific impacts could result from future case surges, outbreaks, COVID-19 virus variants, the potential that current vaccines may be less effective or ineffective against future COVID-19 virus variants, and the risk that large groups of the population may not receive vaccinations against COVID-19. The long-term economic impact of the COVID-19 pandemic is unknown at this time.

48

●	Impact of the COVID-19 pandemic on our operations. We believe we have acted proactively in response to the COVID-19 pandemic and the resulting government mandates. To date, all of our stores have continued operating since the start of the COVID-19 pandemic. We have experienced increased levels of net sales and average transaction size due to the COVID-19 pandemic as public health measures have been implemented by states across our footprint and customers have adjusted to these new circumstances by consuming more food at home. The COVID-19 pandemic and government mandates have also led to an increase in online orders for home delivery, which we offer at substantially all our stores in partnership with a third party.

●	Future impact of the COVID-19 pandemic. We believe our proactive response to the COVID-19 pandemic has resulted in increased customer loyalty, but there can be no assurance we will continue to experience elevated levels of net sales, in particular, when the COVID-19 pandemic subsides. We expect the impact of the COVID-19 pandemic and government mandates on our financial condition, results of operations and cash flows will depend on the extent and duration of the COVID-19 pandemic, the governmental and public actions taken in response, including economic stabilization efforts, and the long-term effect the COVID-19 pandemic will have on the U.S. economy. Moreover, the COVID-19 pandemic and government mandates make it more challenging for management to estimate future performance of our business, particularly over the near term. See “Risk Factors.” Additional information regarding the impact of the COVID-19 pandemic and government mandates on our business and results of operations is provided below in this MD&A.

●	Impact of broader economic trends and political environment. The grocery industry and our sales are affected by general economic conditions, including, but not limited to, consumer spending, the level of disposable consumer income, consumer debt, interest rates, inflation or deflation, periods of recession and growth, the price of commodities, the political environment and consumer confidence. Furthermore, our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force in the markets in which we are located, unemployment levels within those markets, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation, including unemployment benefits.

●	Opportunities in the growing natural and organic grocery and dietary supplements industry. Our industry, which includes organic and natural foods and dietary supplements, continues to experience growth driven primarily by increased public interest in health and nutrition. Capitalizing on this opportunity, we continue to open new stores and enter new markets. We expect the rate of new store unit growth in the near future to be dependent upon economic and business conditions and other factors, including the impact of the COVID-19 pandemic and related government mandates.

●	Competition. The grocery and dietary supplement retail business is a large, fragmented and highly competitive industry with few barriers to entry. Competition in the grocery industry is likely to intensify, and shopping dynamics may shift, as a result of, among other things, industry consolidation, expansion by existing competitors, and the increasing availability of grocery ordering, pick-up and delivery options. These businesses compete with us on the basis of price, selection, quality, customer service, convenience, location, store format, shopping experience, ease of ordering and delivery or any combination of these or other factors. They also compete with us for products and locations. In addition, some of our competitors are expanding to offer a greater range of natural and organic foods. We also face internally generated competition when we open new stores in markets we already serve. We believe our commitment to carrying only carefully vetted, affordably priced and high-quality natural and organic products and dietary supplements, as well as our focus on providing nutrition education, differentiate us in the industry and provide a competitive advantage.

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●	Consumer preferences. Our performance is also impacted by trends regarding natural and organic products, dietary supplements, and at-home meal preparation. Consumer preferences towards dietary supplements or natural and organic food products might shift as a result of, among other things, economic conditions, food safety perceptions, changing consumer choices and the cost of these products. A change in consumer preferences away from our offerings, including those resulting from reductions or changes in our offerings, could have a material adverse effect on our business. Additionally, negative publicity regarding the safety of dietary supplements, product recalls or new or upgraded regulatory standards may adversely affect demand for the products we sell and could result in lower consumer traffic, sales, and results of operations.

Results of Operations

The following table sets forth our Combined Statements of Operations for the years ended December 31, 2021 and 2020 which is used in the following discussions of our results of operations:

	For the Years Ended December 31,		2021 to 2020
	2021	2020	Dollar Change

Sales, net	$11,235,041	$11,461,800	$(226,759)

Cost of sales	7,187,701	7,109,719	77,982

Gross profit	4,047,340	4,352,081	(304,741)

Operating expenses
Selling, general and administrative	5,812,754	5,581,280	231,474
Impairment of intangible assets	-	380,646	(380,646)
Total operating expenses	5,812,754	5,961,926	(149,172)

Loss from operations	(1,765,414)	(1,609,845)	(155,569)

Other (expense) income
Other expense, net	(25)	(100)	75
Interest expense, net	(47,165)	(71,245)	24,080
Total other expense, net	(47,190)	(71,345)	24,155

Loss before taxes	(1,812,604)	(1,681,190)	(131,414)

Income tax benefit (expense)	-	-	-

Net loss	$(1,812,604)	$(1,681,190)	$(131,414)

Net grocery sales decreased $0.2 million to $11.2 million for the year ended December 31, 2021, as compared to $11.5 million for the same period in 2020. The decrease in sales was primarily due to 2020’s COVID-19 sales surge in the grocery segment.

Grocery store cost of goods sold for the year ended December 31, 2021, and 2020 were $7.2 million and $7.1 million, respectively, an increase of $0.1 million primarily due to a write-off of inventory, offset by a decrease in sales.

Total operating expenses decreased $0.2 million to $5.8 million for the year ended December 31, 2021. The decrease was primarily due to a decrease in professional fees of $0.1 million and payroll benefits of $0.1 million, partially offset by the impairment of goodwill and intangible assets of $0.4 million in prior year.

Net other expense resulted in a positive variance of $0.02 million for the year ended December 31, 2021, largely because of a decrease in interest expense of $0.02 million.

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The following table sets forth our Combined Statements of Operations for the nine-months ended September 30, 2022 and 2021 which is used in the following discussions of our results of operations:

	Nine Months Ended September 30,
	(Unaudited)		2022 to 2021
	2022	2021	Dollar Change

Sales, net	$16,700,596	$8,450,055	$8,250,541

Cost of sales	10,670,440	5,133,228	5,537,212

Gross profit	6,030,156	3,316,827	2,713,329

Operating expenses	7,566,602	4,165,918	3,400,684

Loss from operations	(1,536,446)	(849,091)	(687,355)

Other income (expense)
Other income (expense), net	12,309	-	12,309
Interest income (expense), net	(93)	(36,787)	36,694
Total other income (expense), net	12,216	(36,787)	49,003

Loss before taxes	(1,524,230)	(885,878)	(638,352)

Income tax benefit (expense)	-	-	-

Net loss	$(1,524,230)	$(885,878)	$(638,352)

Net grocery sales increased $8.3 million to $16.7 million for the nine-month ended September 30, 2022, as compared to $8.5 million for the same period in 2021. The increase in sales was primarily due to the acquisition of Mother Earth’s Storehouse Inc. On February 9, 2022, the Company through its wholly owned subsidiary, Healthy Choice Markets 3, LLC, entered into an Asset Purchase Agreement to acquire certain assets and assumed certain liabilities related to Mother Earth’s grocery stores in Kingston and Saugerties, New York.

Grocery store cost of goods sold for the nine-month ended September 30, 2022, and 2021, were $10.7 million and $5.1 million, respectively, an increase of $5.5 million primarily due to the acquisition of Mother Earth’s Storehouse Inc. on February 9, 2022.

Total operating expenses increased $3.4 million to $7.6 million for the nine-month ended September 30, 2022, as compared to $4.2 million for the same period in 2021. The increase was primarily due to the acquisition of Mother Earth’s Storehouse Inc. on February 9, 2022, as well as due to increased corporate expense allocated to the Company.

Net other income resulted in a positive variance of $0.05 million for the nine-month ended September 30, 2022, as compared to same period in prior year, largely because of a decrease in interest expense of $0.04 million.

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Liquidity and Capital Resources

	For the year ended December 31,
	2021	2020
Net cash provided by (used in):
Operating activities	$169,417	$(1,975,061)
Investing activities	(128,438)	(22,507)
Financing activities	233,391	1,497,163
TOTAL	$274,370	$(500,405)

Our net cash provided by operating activities of $0.2 million for the twelve months ended December 31, 2021, resulted from our net loss of $1.8 million, and a net cash usage of $0.5 million from changes in operating assets and liabilities, offset by a non-cash adjustments of $2.5 million. Our net cash used in continuing operating activities of $2.0 million for the twelve months ended December 31, 2020 resulted from our net loss from continuing operations of $1.7 million, and a net cash usage of $3.1 million from changes in operating assets and liabilities and offset by a non-cash adjustments of $2.8 million.

	For nine months ended September 30,
	2022	2021
Net cash provided by (used in):
Operating activities	$465,276	$487,783
Investing activities	(5,308,399)	(53,437)
Financing activities	5,196,208	(213,949)
Total	$353,085	$220,397

Our net cash provided by operating activities of $0.5 million for the nine months ended September 30, 2022, resulted from our net loss of $1.5 million, and a net cash usage of $1.1 million from changes in operating assets and liabilities, offset by a non-cash adjustments of $3.1 million. Our net cash provided by operating activities of $0.5 million for the nine months ended September 30, 2021 resulted from our net loss from continuing operations of $0.9 million, and a net cash usage of $0.5 million from changes in operating assets and liabilities and offset by a non-cash adjustments of $1.9 million.

At December 31, 2021 and 2020, we did not have any material financial guarantees or other contractual commitments with trade vendors that are reasonably likely to have an adverse effect on liquidity.

Our cash balances are kept liquid to support our growing acquisition and infrastructure needs for operational expansion. The majority of our cash are concentrated in three large financial institutions and are generally in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not experienced any losses on its cash. The following table presents the Company’s cash position as of December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020

Cash	$356,373	$82,003
Total assets	$8,424,671	$9,575,475
Percentage of total assets	4.20%	0.90%

The Company reported net loss of approximately $1.8 million for the year ended December 31, 2021. The Company expects to continue incurring losses for the foreseeable future and may need to raise additional capital to satisfy business obligations, and to continue as a going concern.

The following table presents the Company’s cash position as of September 30, 2022 and December 31,2021.

	September 30, 2022	December 31, 2021

Cash	$709,458	$356,373
Total assets	$15,964,366	$8,424,671
Percentage of total assets	4.44%	4.20%

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements other than operating leases for retail locations, equipment, and vehicles.

Seasonality

We do not consider our business to be seasonal.

Non-GAAP Financial Measures

The following discussion and analysis contains a non-GAAP financial measure. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles (GAAP). Non-GAAP financial measures should be viewed as supplemental to, and should not be considered as alternative to, net income, operating income, and cash flow from operating activities, liquidity, or any other financial measures. Non-GAAP financial measures may not be indicative of the historical operating results of the Company nor are they intended to be predictive of potential future financial results. Investors should not consider non-GAAP financial measures in isolation or as substitutes for performance measures calculated in accordance with GAAP.

Management believes stockholders benefit from referring to the Adjusted EBITDA in planning, forecasting, and analyzing future periods. Management uses this non-GAAP financial measure in evaluating its financial and operational decision making and as a means of evaluating period to period comparison.

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We define Adjusted EBITDA as net loss from operations adjusted for non-cash charges for depreciation and amortization and stock compensation. Management believes Adjusted EBITDA is an important measure of our operating performance because it allows management, investors, and analysts to evaluate and assess our core operating results from period to period after removing the impact of significant non-cash charges that effect comparability between reporting periods. Our management recognizes that Adjusted EBITDA has inherent limitations because of the excluded items.

We have included a reconciliation of our non-GAAP financial measure to loss from operations as calculated in accordance with GAAP. We believe that providing the non-GAAP financial measure, together with the reconciliation to GAAP, helps investors make comparisons between the Company and other companies. In making any comparisons to other companies, investors need to be aware that companies use different non-GAAP measures to evaluate their financial performance. Investors should pay close attention to specific definitions being used and to the reconciliation between such measures and the corresponding GAAP measures provided by each company under applicable rules of the Securities and Exchange Commission.

	For the Years Ended December 31,
	2021	2020
Reconciliation of Adjusted EBITDA to net loss allocable to common stockholders:
Net loss	$(1,812,604)	$(1,681,190)
Impairment of goodwill and intangible assets	-	380,646
Depreciation and amortization	458,208	502,147
Adjusted EBITDA	$(1,354,396)	$(798,397)

	September 30, 2022	September 30, 2021
Reconciliation of Adjusted EBITDA to net loss allocable to common stockholders:
Net loss	$(1,524,230)	$(885,878)
Depreciation and amortization	608,585	350,220
Adjusted EBITDA	$(915,645)	$(535,658)

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of :

Name	Age	Position
Executive Officers:
Jeffrey Holman	55	Chief Executive Officer, Chairman and Director
John A. Ollet	59	Chief Financial Officer
Christopher Santi	51	President and Chief Operating Officer

Non-Employee Directors:
		Director
		Director
		Director

Executive Officers

Jeffrey Holman will serve as the Company’s Chairman of the Board and Chief Executive Officer. Mr. Holman has been HCMC’s Chairman of the Board and Chief Executive Officer since April 2014. From February 2013 until March 4, 2015, Mr. Holman serviced as our President. Mr. Holman has been a member of our Board since May 2013 and has served as a member of the Board of Directors of our subsidiary Smoke Anywhere, USA since its inception on March 24, 2008. Since 1998, Mr. Holman has been the President of Jeffrey E. Holman & Associates, P.A., a South Florida based law firm. Mr. Holman was selected as a director for his business and legal experience. In addition, as one of the founders of Smoke Anywhere, Mr. Holman possesses an in-depth understanding of the challenges, risks and characteristics unique to our industry.

Christopher Santi will serve as the Company’s Chief Operating Officer. Mr. Santi has been HCMC’s Chief Operating Officer since December 12, 2012 and has also served as the President since April 11, 2016. Previously, Mr. Santi served as Director of Operations of the Company beginning in October 2011. Mr. Santi served as the National Sales Manager of Collages.net from November 2007 to October 2011.

John A. Ollet will serve as the Company’s Chief Financial Officer. Mr. Ollet has been HCMC’s Chief Financial Officer since December 12, 2016. Mr. Ollet previously served as Executive Vice President-Finance for Systemax, Inc. (NYSE:SYX) from 2006 to 2016. His prior chief financial officer experience also includes serving as Vice President and Chief Financial Officer of Arrow Cargo Holdings, Inc., an airline logistics company, and VP Finance /CFO - The Americas - Cargo Division, KLM Royal Dutch Airlines, an airline company. He also previously served as Vice President Finance/Administration at Sterling-Starr Maritime Group, Inc. and served on the audit staff of Arthur Andersen & Co. Mr. Ollet received a bachelor’s degree in Finance/Economics and a master’s degree in business administration from Florida International University. Mr. Ollet is a Certified Public Accountant.

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Non-Employee Directors

Director Independence

A majority of SpinCo’s board of directors will be comprised of directors who are “independent” as defined by the rules of the NYSE and the Guidelines on Governance to be adopted by the board of directors. SpinCo will seek to have all of its non-management directors qualify as “independent” under these standards. SpinCo’s board of directors is expected to establish categorical standards to assist it in making its determination of director independence. SpinCo expects these standards will provide that no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the company or its subsidiaries (either directly or as a partner, stockholder or officer of an organization that has a relationship with the company or any of its subsidiaries). In making this determination, the board of directors shall consider all relevant facts and circumstances, including the following standards:

●	a director is not independent if the director is, or has been within the last three years, an employee of SpinCo or its subsidiaries, or an immediate family member is, or has been within the last three years, an executive officer of SpinCo or its subsidiaries;

●	a director is not independent if the director has received, or has an immediate family member who has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from SpinCo or its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and other than amounts received by an immediate family member for service as an employee (other than an executive officer);

●	a director is not independent if (A) the director or an immediate family member is a current partner of a firm that is SpinCo’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on SpinCo’s or its subsidiaries’ audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on SpinCo or its subsidiaries’ audit within that time;

●	a director is not independent if the director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the present executive officers of SpinCo or its subsidiaries at the same time serves or served on that company’s compensation committee;

●	a director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, SpinCo or its subsidiaries for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million, or two percent of such other company’s consolidated gross revenues; and

●	a director is not independent if the director is an executive officer of a charitable organization that received charitable contributions (other than matching contributions) from SpinCo and its subsidiaries in the preceding fiscal year that are in excess of the greater of $1 million or 2 percent of such charitable organization’s consolidated gross revenues.

SpinCo’s board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nomination Committee, will make a determination as to which members are independent. References to “SpinCo” above include any subsidiary in a consolidated group with SpinCo. The terms “immediate family member” and “executive officer” above are expected to have the same meanings specified for such terms in the NYSE listing standards.

Committees of the Board of Directors

Effective upon the completion of the separation, SpinCo’s board of directors will have the following standing committees: an Audit Committee, a Nomination Committee and a Compensation Committee.

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Audit Committee.                       are expected to be the members of the board’s Audit Committee.                     is expected to be the Audit Committee Chairman. The board of directors is expected to determine that at least one member of the Audit Committee is an “audit committee financial expert” for purposes of the rules of the SEC. In addition, SpinCo expects that the board of directors will determine that each member of the Audit Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act, and in accordance with our Guidelines on Governance. The Audit Committee will meet at least quarterly and will assist the board of directors in fulfilling its oversight responsibilities by reviewing and reporting to the board of directors on SpinCo’s accounting and financial reporting practices and the audit process, the quality and integrity of the company’s financial statements, the independent auditors’ qualifications, independence, and performance, the performance of the company’s internal audit function and internal auditors, and certain areas of legal and regulatory compliance.

Nominating Committee.                        are expected to be the members of the board’s Nominating Committee.                        is expected to be the Nominating Committee Chairman. The board of directors is expected to determine that each member of the Nominating Committee will be independent, as defined by the rules of the NYSE and in accordance with our Guidelines on Governance. The Nominating Committee will assist the board of directors in identifying individuals qualified to become members of the board of directors (consistent with the criteria approved by SpinCo’s board of directors), recommending director candidates for SpinCo’s board of directors and its committees, developing and recommending Guidelines on Governance and a Global Code of Ethics and Business Conduct to SpinCo’s board of directors, and performing a leadership role in shaping SpinCo’s corporate governance. The Nominating Committee will annually review and make recommendations to the full board of directors regarding the amount and types of compensation that should be paid to SpinCo’s non-executive directors, to ensure that such pay levels remain competitive. In recommending director compensation, the Nominating Committee will take into account such factors as SpinCo’s size, industry characteristics, location, and the practices of comparable companies.

Compensation Committee.                        are expected to be the members of the board’s Compensation Committee.                        is expected to be the Compensation Committee Chairman. The board of directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of the NYSE, Rule 10C-1 of the Exchange Act and in accordance with our Guidelines on Governance. In addition, SpinCo expects that the members of the Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. The Compensation Committee will assist the board of directors in carrying out the board’s responsibilities relating to the compensation of SpinCo’s executive officers. This committee will also review, approve, and administer the incentive compensation plans in which any executive officer of SpinCo participates and all of SpinCo’s equity-based plans. The Compensation Committee will have the sole authority, under its charter, to select, retain, and/or terminate independent compensation advisors.

The board of directors is expected to adopt a written charter for each of the Audit Committee, the Nominating Committee and the Compensation Committee. These charters will be posted on SpinCo’s website in connection with the separation.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2022, SpinCo was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as SpinCo’s executive officers were made by HCMC.

Stockholder Recommendations for Director Nominees

SpinCo’s bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. SpinCo expects that the board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board candidates by the Nominating Committee.

Guidelines on Governance and Global Code of Ethics and Business Conduct

In connection with the separation, SpinCo will adopt a set of Guidelines on Governance that will reflect the fundamental corporate governance principles by which the Board and its committees will operate. These guidelines will set forth general practices the board of directors and its committees follow with respect to structure, function, organization, composition and conduct. These guidelines will be reviewed at least annually by the Nominating Committee and will be updated periodically in response to changing regulatory requirements, evolving corporate governance practices, input from our stockholders and otherwise as circumstances warrant.

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Each of our directors and employees, including our Chief Executive Officer and our Chief Financial Officer, as well as each director and officer of any subsidiaries, will be required to comply with our Global Code of Ethics and Business Conduct, which will establish legal and ethical standards for conducting our business. Our Global Code of Ethics and Business Conduct will cover all significant areas of professional conduct, including employment practices, conflicts of interest, unfair or unethical use of corporate opportunities, protection of confidential information and other company assets, compliance with applicable laws and regulations, political activities and other public policy matters, and proper and timely reporting of financial results.

At the time of the distribution, our Guidelines on Governance and Code of Ethics and Business Conduct will be made available on our website at                                       . Following the distribution, we will also provide a copy of our Guidelines on Governance or our Code of Ethics and Business Conduct, without charge, upon request to our Corporate Secretary at                                                          . Waivers from, and amendments to, our Code of Ethics and Business Conduct that apply to our Chief Executive Officer, Chief Financial Officer or persons performing similar functions will be timely posted on our website at                                              .

Communicating with the Board of Directors

Our Guidelines on Governance will include procedures by which stockholders and other interested parties may communicate directly with SpinCo’s board of directors or any director on board-related issues by writing to Board of Directors, c/o Corporate Secretary                                            , or by submitting an e-mail to                              . Additionally, stockholders and other parties interested in communicating directly with the Chairman of the board or with the independent directors as a group may do so by writing to Chairman of the Board                                                   , or by sending an e-mail to                                  . Communications addressed to the board of directors or individual members of the board will be screened by SpinCo’s Corporate Secretary for appropriateness before being distributed to the board of directors, or to any individual director or directors, as applicable.

Director Qualification Standards

SpinCo’s Guidelines on Governance will set forth the process by which the Nominating Committee identifies and evaluates nominees for board membership. In accordance with this process, the Nominating Committee will annually consider and recommend to the board a slate of directors for election at the next annual meeting of stockholders. In selecting this slate, the Nominating Committee will consider: incumbent directors who have indicated a willingness to continue to serve on our board; candidates, if any, nominated by SpinCo’s stockholders; and other potential candidates identified by the Nominating Committee. Additionally, if at any time during the year a seat on the board becomes vacant or a new seat is created, the Nominating Committee will consider and recommend to the board a candidate for appointment to fill the vacant or newly created seat.

The Nominating Committee will consider different perspectives, skill sets, education, ages, genders, ethnic origins and business experience in its annual nomination process, although it is not expected to establish a formal policy regarding diversity in identifying potential director candidates. In general, the Nominating Committee will seek to include on our board a complementary mix of individuals with diverse backgrounds, knowledge and viewpoints reflecting the broad set of challenges that the board will confront without representing any particular interest group or constituency. The Nominating Committee will regularly review the size and composition of the board in light of SpinCo’s changing requirements and will seek nominees who, taken together as a group, possess the skills and expertise appropriate for an effective board. In evaluating potential director candidates, the Nominating Committee will consider, among other factors, the experience, qualifications and attributes listed below and any additional characteristics that it believes one or more directors should possess, based on an assessment of the needs of our board at the time. Our Guidelines on Governance will provide that, in general, nominees for membership on the board should:

●	have demonstrated management or technical ability at high levels in successful organizations;

●	be currently employed in positions of significant responsibility and decision making;

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●	have experience relevant to our operations;

●	be well-respected in their business and home communities;

●	have time to devote to board duties; and

●	be independent from us and not related to our other directors or employees.

In addition, our directors will be expected to be active participants in governing our enterprise, and the Nominating Committee will look for certain characteristics common to all board members, including integrity, independence, leadership ability, constructive and collegial personal attributes, candor and the ability and willingness to evaluate, challenge and stimulate.

No single factor or group of factors will necessarily be dispositive of whether the Nominating Committee will recommend a candidate. The Nominating Committee will consider and apply these same standards in evaluating individuals recommended for nomination to our board by our stockholders in accordance with the procedures that are expected to be prescribed in our by-laws. The board’s satisfaction of these criteria will be implemented and assessed through ongoing consideration of directors and nominees by the Nominating Committee and the board, as well as the board’s annual self-evaluation process.

SpinCo expects that from time to time, it will retain search firms and other third parties to assist in identifying potential candidates based on specific criteria that SpinCo provides to them, including the qualifications described above.

Board Leadership Structure

One of the key responsibilities of SpinCo’s board of directors will be to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Recognizing that no single approach to board leadership is universally accepted and that the appropriate leadership structure may differ depending on a company’s size, industry, operations, history and culture, it is expected that the SpinCo board, led by the Nominating Committee, will conduct an annual evaluation to determine the optimal leadership structure for SpinCo stockholders.

SpinCo’s by-laws and Guidelines on Governance will provide the board with discretion to determine whether to separate or combine the roles of Chief Executive Officer and Chairman of the Board as part of its leadership structure evaluation. Immediately following the distribution,                                              is expected to serve as the independent Non-Executive Chairman of the board.

When the Chairman of the board is not an independent director, SpinCo’s Guidelines on Governance will require that the independent members of the board, after considering the recommendation of the Nominating Committee, annually select one independent director to serve as Presiding Director, whose specific responsibilities will include, among other things, presiding at all meetings of the board at which the Chairman is not present, including executive sessions and all other meetings of the independent directors. The Presiding Director will also serve as liaison between the Chairman and the independent directors, approve information sent to the board and approve board meeting agendas and meeting schedules to assure that there is sufficient time for discussion of all agenda items. The Presiding Director will have authority to call meetings of the independent directors and, if requested by major stockholders, ensure that he is available for consultation and direct communication with stockholders. In addition, the Presiding Director will review with SpinCo’s General Counsel potential conflicts of interest and will have such other duties as may be assigned from time to time by the independent directors or the board.

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Board’s Role in Oversight of Risk Management

While management will have primary responsibility for identifying and managing our exposure to risk, our board will play an active role in overseeing the processes we establish to assess, monitor and mitigate that exposure. The board, directly and indirectly through its committees, will routinely discuss with management our significant enterprise risks and will review the guidelines, policies and procedures we have in place to address those risks, such as our approval process for acquisitions, dispositions and other investments. At board and committee meetings, directors will receive information and in-depth presentations from management and third-party experts and engage in comprehensive analyses and dialogue regarding specific areas of risk. This process will enable the board to focus on the strategic, financial, operational, legal, regulatory and other risks that are most significant to us and our business in terms of likelihood and potential impact, and will ensure that our enterprise risks are well understood, mitigated to the extent reasonable and consistent with the board’s view of our risk profile and risk tolerance.

In addition to the overall risk oversight function administered directly by the Board, each of the Audit, Compensation and Nominating Committees will exercise its own oversight related to the risks associated with the particular responsibilities of that committee:

●	the Audit Committee will review financial, accounting and internal control risks and the mechanisms through which we assess and manage risk, in accordance with NYSE requirements, and will have certain responsibilities with respect to our compliance programs, such as our Global Code of Ethics and Business Conduct;

●	the Compensation Committee will evaluate whether our compensation policies and practices, as they relate to both executive officers and employees generally, encourage excessive risk-taking; and

●	the Nominating Committee will focus on risks related to corporate governance, board effectiveness and succession planning.

The chairs of these committees will report on such matters to the full board at each regularly scheduled board meeting and other times as appropriate. We believe that this division of responsibilities will be the most effective approach for identifying and addressing the risks that we will face.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls, and Auditing Matters

In accordance with the Sarbanes-Oxley Act, SpinCo expects that its Audit Committee will adopt procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Other Compensation Programs and Practices

Pension, Retirement or Similar Benefits

No retirement, pension, profit sharing, insurance or other similar programs have been adopted by SpinCo for the benefit of its employees. To the extent that SpinCo adopts any such plans, their terms will be described in subsequent amendments to this information statement to the extent applicable.

Employment Agreements

We expect to enter into an employment agreement with each of Messrs. Holman, Santi and Ollet in connection with the Distribution, the material terms of which will be approved by our compensation and human capital committee following the Distribution.

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Equity Compensation Plan Information

Our Stock Incentive Plan.

Prior to the Distribution, we expect to adopt a Stock Incentive Plan. A form of the Stock Incentive Plan is filed as an exhibit to the registration statement, of which this prospectus forms a part. The following description of the Stock Incentive Plan is qualified in its entirety by reference to the Stock Incentive Plan.

Overview

The Stock Incentive Plan provides the Company with the ability to grant equity-based and cash incentive awards to its employees, non-employee directors, consultants and independent contractors. Such incentive awards are granted to attract, retain and motivate the Company’s service providers and help align them with the Company’s financial success over the long term and the interests of the Company and our stockholders. The Stock Incentive Plan will terminate ten years from inception unless terminated sooner.

Stock Incentive Plan Share Reserve; Limits; Adjustments

The available share reserve under the Stock Incentive Plan is               shares, plus an annual increase on the first day of each year beginning in 2024 and ending in 2032, equal to the lesser of (A)           % percent of the Shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of Shares as determined by the Board or the Compensation and Compensation Committee of the Board . The Company may satisfy its obligations under any equity-based award granted under the Stock Incentive Plan by issuing new shares or Treasury shares.

Shares subject to an equity award are counted only to the extent they are actually issued. Thus, awards that terminate by expiration, forfeiture, cancellation, or otherwise are settled in cash in lieu of shares, or exchanged for awards not involving shares, shall again be available for grant under the Stock Incentive Plan.

Any shares withheld to satisfy tax withholding obligations on awards issued under the Stock Incentive Plan, tendered to pay the exercise price of an award under the Stock Incentive Plan and shares repurchased on the open market with the proceeds of an option exercise will not be eligible to be again available for grant under the Stock Incentive Plan. Any substitute awards shall not be counted against the shares available for granting awards under the Stock Incentive Plan.

The number of shares that may be issued or subject to outstanding awards, the option price or grant price applicable to outstanding awards and other value determinations are subject to adjustment by the committee to reflect stock dividends, stock splits, reverse stock splits, spin-offs, and other corporate events or transactions, including without limitation distributions of stock or property other than normal cash dividends.

Non-employee directors can be granted any of the awards available under the Stock Incentive Plan except ISOs, which are only available for employees. The Board shall from time to time determine the nature and number of awards to be granted to non-employee directors. The aggregate value of all compensation granted or paid, as applicable, to a non-employee director with respect to any calendar year, including awards granted and cash fees paid by the Company to such non-employee director, will not exceed $500,000, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

Administration

The Stock Incentive Plan will be administered by the committee appointed by the Board from among its members, provided that the full Board may act at any time as the committee. In the case of awards intended to qualify for the exemption from Section 16(b) of the Securities Exchange Act of 1934 that is available under Rule 16b-3, a subcommittee of the Board composed of at least two directors who are “outside directors” is responsible for administering the Stock Incentive Plan and has the final discretion, responsibility and authority to interpret the terms and intent of the Stock Incentive Plan and any related documentation, to determine eligibility for awards and the terms and conditions of awards, and to adopt rules, regulations, forms, instruments, and guidelines. The committee may delegate administrative duties and powers to one or more of its members or to one or more officers, agents, or advisers. The committee may also delegate to one or more officers the power to designate other employees (other than officers subject to Section 157(c) of the Delaware General Corporate Law) to be recipients of awards.

Eligibility

Employees, non-employee directors, consultants and independent contractors of the Company who are selected by the committee are eligible to participate in the Stock Incentive Plan.

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Types of Awards

The Stock Incentive Plan provides that the committee may grant awards of various types. A description of each of the types of awards follows.

Stock Options

The committee may grant both incentive stock options (“ISOs”) and nonqualified stock options (“NQSOs”) under the Stock Incentive Plan. Eligibility for ISOs is limited to employees of the Company and its subsidiaries. The exercise price for options cannot be less than the fair market value of the Company’s Common Stock as of the date of grant. The latest expiration date cannot be later than the tenth anniversary of the date of grant. Fair market value under the Stock Incentive Plan may be determined by reference to market prices on a particular trading day or on an average of trading days. The exercise price may be paid by means approved by the committee, which may include cash or check, the tendering of previously acquired Common Stock, a reduction in shares issuable upon exercise which have a value at the time of exercise that is equal to the option price (a “net exercise”), to the extent permitted by applicable law, the proceeds of sale from a broker-assisted cashless exercise or any other legal consideration that the committee may deem appropriate on such basis as the committee may determine in accordance with the Plan.

Stock Appreciation Rights

The committee may grant stock appreciation rights (“SARs”) under the Stock Incentive Plan either alone or in tandem with stock options. The grant price of an SAR cannot be less than the fair market value of the Company’s Common Stock as of the date of grant.

Restricted Stock and Restricted Stock Units

The committee may award restricted Common Stock and restricted stock units. Restricted stock awards consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Restricted stock unit awards result in the transfer of shares of stock to the participant only after specified conditions are satisfied. A holder of restricted stock is treated as a current stockholder and is entitled to dividend and voting rights, whereas the holder of a restricted stock unit award may be entitled to dividend equivalents but otherwise is only treated as a stockholder with respect to the award when the shares of Common Stock are delivered in the future. The committee will determine the restrictions and conditions applicable to each award of restricted stock or restricted stock units.

Performance-Based Restricted Shares and Performance-Based Restricted Share Units

Performance-based restricted shares and performance-based restricted share units may be granted under the Stock Incentive Plan. The performance cycle for each award will be determined by the committee and specify the performance goals that are to be achieved by the participant and a formula for determining the amount of any payment to be made.

In the case of performance-based restricted shares, during the period for which a substantial risk of forfeiture is to continue, the participant will not have any right to transfer any rights under the award, but the participant will have voting and other ownership rights (except for any rights to a liquidating distribution). Prior to payment of the award of performance-based restricted share units, the participant will not have any right to transfer any rights under the award or have any rights of ownership, including the right to vote.

For both performance-based restricted shares and performance-based restricted share units, the committee may on or after the grant date authorize the payment of dividend equivalents on the performance-based restricted shares or performance-based restricted share units in cash or securities with respect to any dividends or other distributions paid by the Company. Any dividend equivalents paid or adjustments made with respect to the dividends paid in Common Stock will be subject to the same restrictions as the underlying award.

Following the completion of a performance cycle, the committee will determine whether the performance goals that have been chosen for a particular performance period have been met and calculate and determine the amount of the award earned for such performance cycle. Awards may be adjusted upwards or downwards in the sole discretion of the committee

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Cash-Based Awards

The committee may grant cash-based awards under the Stock Incentive Plan that specify the amount of cash to which the award pertains, the conditions under which the award will be vested and payable, and such other conditions as the committee may determine that are consistent with the terms of the Stock Incentive Plan.

Other Stock-Based Awards

The committee may grant equity-based or equity-related awards, referred to as “other stock-based awards,” other than options, SARs, restricted stock, restricted stock units, performance shares, or performance units. The terms and conditions of such other stock-based award shall be determined by the committee. Payment under any other stock-based award will be made in shares of Common Stock or cash, as determined by the committee.

Termination of Employment

Except as otherwise provided in the award agreement or other written agreement between the participant and the Company, vesting of awards will cease upon termination of the participant’s continued service. Notwithstanding any other provision of the Stock Incentive Plan to the contrary, the committee may in its sole discretion determine the rights of participants with respect to awards upon termination of employment or service as a director.

Treatment of Awards Upon a Change in Control

In the event of a “change in control” of the Company, as defined in the Stock Incentive Plan, then unless otherwise provided in an award agreement, the committee may, in its sole discretion: (a) cancel awards for a cash payment equal to their fair value (as determined in the sole discretion of the committee), (b) provide for the issuance of replacement awards, (c) terminate options without providing accelerated vesting, (d) immediately vest the unvested portion of any award or (e) take any other action with respect to the awards the committee deems appropriate. The treatment of awards upon a change in control may vary among participants and types of awards in the committee’s sole discretion. Awards subject to performance goals shall be settled upon a “change in control” of the Company based upon the extent to which the performance goals underlying such awards have been achieved as determined in the sole discretion of the committee.

Amendment of Awards or Stock Incentive Plan

The committee may at any time alter, amend, modify, suspend, or terminate the Stock Incentive Plan or any outstanding award in whole or in part. No amendment of the Stock Incentive Plan will be made without stockholder approval if stockholder approval is required by law or stock exchange rule. No amendment may adversely affect the rights of any participant without his or her consent under an outstanding award, unless specifically provided for in the Stock Incentive Plan.

Director Compensation Following the Separation

We have not yet determined the material elements of the compensation (if any) of the individuals who will be our directors. We expect that any such arrangements will be determined after the separation and distribution.

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PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the number of shares of our common stock beneficially owned as of                       , 2023, by (i) those persons known by us to be owners of more than 5% of our common stock, (ii) each director, (iii) our Named Executive Officers and (iv) all of our executive officers and directors of as a group.  Unless otherwise specified in the notes to this table, the address for each person is: c/o Healthy Choices Wellness Corp., 3800 North 28th Way, Hollywood, Florida 33020.

Title of Class	Beneficial Owner	Amount and Nature of Beneficial Owner (1)	Percent of Class (1)
Directors and Executive Officers:
Common Stock	Jeffrey E. Holman
Common Stock	Christopher Santi
Common Stock	John Ollet
All directors and officers as a group ( persons) (6)
5% Stockholders:
None
Total:

*Less than 1%

(1) Beneficial Ownership.  Applicable percentages are based on                                    shares of common stock outstanding as of                      , 2023.  Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of common stock subject to options, warrants,     convertible notes and preferred stock currently exercisable or convertible or exercisable or convertible within 60 days are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  The table includes shares of common  stock, options, warrants, and preferred stock exercisable or convertible into common stock and vested or vesting within 60 days.  Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares of common stock  indicated as beneficially owned by them.  The table does not include unvested options that do not vest within 60 days of the date listed

(2) Directors and Executive Officers.  Includes executive officers who are not Named Executive Officers under the SEC’s rules and regulations.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company does not have any related party transactions to report.

Related Party Transaction Approval Policy

We will adopt a written policy whereby the audit committee of our Board of Directors will review and approve or take such other action as it may deem appropriate with respect to transactions involving the Company and its subsidiaries, and in which any director, officer, greater than 5% stockholder of the Company or any other “related person” as defined in Item 404 has or will have a direct or indirect material interest. In determining whether to approve, disapprove or ratify a related party transaction, the audit committee will take into account, among other factors it deems appropriate, (i) whether the transaction is on terms no less favorable to the Company than terms that would have been reached with an unrelated third party, (ii) the extent of the interest of the related party in the transaction and (iii) the purpose and the potential benefits to the Company of the transaction.

SHARES ELIGIBLE FOR FUTURE SALE

Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price for such stock. Upon completion of the Distribution, we will have outstanding an aggregate of approximately               shares of our common stock based upon the shares of HCMC common stock outstanding on December 31, 2022, excluding treasury stock. All of the shares of common stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market only if registered or if they qualify for an exemption from registration or in compliance with Rule 144 under the Securities Act which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our Stock Incentive Plan.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

●	one percent of the number of shares of our common stock then outstanding; or

●	the average weekly trading volume of our common stock on the applicable stock exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain holding period requirements, manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Awards under Stock Incentive Plan

In connection with the Distribution we anticipate, subject to the approval of our Compensation Committee, that we will issue under our Stock Incentive Plan restricted stock awards with respect to approximately            million shares of our common stock. In addition, we anticipate making other equity-based awards to our employees in the future. We currently expect to file a registration statement under the Securities Act to register shares to be issued under our Stock Incentive Plan, including the restricted stock that will be granted in connection with the Distribution. Shares covered by such registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

DESCRIPTION OF MATERIAL INDEBTEDNESS

We have entered into certain financing arrangements prior to the separation. Upon completion of the separation, we expect to have approximately $                 of total debt outstanding. In connection with the Greens Transaction, a subsidiary of the Company issues a secured promissory note (the “Greens Note”) in the principal amount of $3 million as a portion of the purchase price. The Greens Note has a five-year term, an interest rate of 6.0% per annum and is secured by the assets of the Greens’ business. The Greens Note will be guaranteed by the Company.

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DESCRIPTION OF SPINCO’S CAPITAL STOCK

SpinCo’s certificate of incorporation and by-laws will be amended and restated prior to the separation. The following is a summary of the material terms of SpinCo’s capital stock that will be contained in the amended and restated certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or by-laws to be in effect at the time of the distribution. The summary is qualified in its entirety by reference to these documents, which you must read (along with the applicable provisions of Delaware law) for complete information on SpinCo’s capital stock as of the time of the distribution. The certificate of incorporation and by-laws to be in effect at the time of the distribution will be included as exhibits to SpinCo’s registration statement on Form S-1, of which this prospectus forms a part.

General

SpinCo’s authorized capital stock consists of 560,000,000 shares of common stock, par value $0.001 per share, and 40,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock are undesignated. SpinCo’s board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, SpinCo expects that approximately              million shares of its common stock will be issued and outstanding and that              shares of preferred stock will be issued and outstanding.

Common Stock

Each holder of SpinCo common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of SpinCo common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by its board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of SpinCo, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then outstanding preferred stock.

Holders of SpinCo common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of SpinCo common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of SpinCo common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that SpinCo may designate and issue in the future.

Preferred Stock

Under the terms of SpinCo’s certificate of incorporation, its board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law (“DGCL”), and by its certificate of incorporation, to issue up to 40,000,000 shares of preferred stock in one or more series without further action by the holders of its common stock. SpinCo’s board of directors will have the discretion, subject to limitations prescribed by the DGCL and by SpinCo’s certificate of incorporation, to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Pursuant to the securities purchase agreement for HCMC’s sale of its Series E Preferred Stock, the purchasers of the HCMC Series E Preferred Stock are also contractually required to purchase 13,250 share of our Series A Convertible Preferred Stock (“Series A Stock”) of the Company in the same total investment amounts that each purchaser paid for the HCMC Series E Stock. The closing of the sale of the Series A Stock is expected to occur contemporaneous with the completion of the Spin-Off transaction. The purchase price is $1,000 per share of Series A Stock. The Conversion Price is initially $10.00 per share. On the 40th calendar day (“Reset Date”) after the effectiveness of the Spin-Off transaction, in the event the closing price of the Common Stock on the Reset Date is less than $10.00 per share the conversion price will have a one-time reset to a price equal a 10% discount to the 5-day volume-weighted average price (“VWAP”) measured using the 5 trading days preceding the Reset Date. If a registration statement registering the Common Stock issuable upon conversion of the Series A Stock is not effective on the Distribution Date, the holders may also elect have the conversion price of the Series A Stock reset to a price equal to a 10% discount to the 5-day VWAP measured using the 5 trading days immediately following the date the registration statement is declared effective by the SEC. In no instance will the conversion price be reset below $3.00 per share.

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The holders of the Series A Stock shall have voting rights on as converted basis. The Series A Stock also have customary weighted average anti-dilution protection with respect to the conversion price. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary that is not a “fundamental transaction” (change of control merger, sale of substantially all of the Company’s assets or outstanding capital stock), the holders of Series A Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to $1,000 per share of Series A Stock. No holder can convert the Series A Stock into Common Stock, to the extent it would result in the holder’s beneficial ownership being in excess of 9.99% of the outstanding Common Stock.

Annual Election of Directors

At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.

Removal of Directors

SpinCo’s by-laws will provide that its stockholders may remove its directors with or without cause with the affirmative vote of the holders of at least a majority of the outstanding shares of SpinCo voting stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and SpinCo’s Certificate of Incorporation and By-laws

Provisions of the DGCL and SpinCo’s certificate of incorporation and by-laws could make it more difficult to acquire control of SpinCo by means of a tender offer, a proxy contest or otherwise, or to remove incumbent directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and takeover bids that its board of directors may consider inadequate and to encourage persons seeking to acquire control of the company to first negotiate with SpinCo’s board of directors. SpinCo believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. SpinCo will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by SpinCo’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by SpinCo’s stockholders.

Amendments to Certificate of Incorporation. SpinCo’s certificate of incorporation will provide that the affirmative vote of the holders of at least two-thirds of its voting stock then outstanding is required to amend the provisions governing restrictions on ownership and transfer described below.

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SpinCo Board and Vacancies. SpinCo’s by-laws will provide that the number of directors on its board of directors will be fixed exclusively by its board of directors, except that the number of directors cannot be fewer than three or greater than 13. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause may only be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on SpinCo’s board of directors will be appointed for a term expiring at the next annual meeting, and until his or her successor has been elected and qualified.

Special Stockholder Meetings. SpinCo’s by-laws will provide that only the chairman of its board of directors or its board of directors may call special meetings of SpinCo stockholders. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. SpinCo’s certificate of incorporation and by-laws will provide that action may be taken by stockholders without a meeting upon the written consent of stockholders owning at least 80% of the voting stock then outstanding.

Requirements for Advance Notification of Stockholder Nominations and Proposals. SpinCo’s by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. SpinCo’s certificate of incorporation will not provide for cumulative voting.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of SpinCo by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for certain breaches of directors’ fiduciary duties as directors, and our certificate of incorporation will include such an exculpation provision. Our certificate of incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of SpinCo, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our certificate of incorporation will also provide that we may advance reasonable expenses to its directors and officers, subject to the receipt of an undertaking by or on behalf of the indemnified party. Our certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect SpinCo, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions that will be in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any SpinCo directors, officers or employees for which indemnification is sought.

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Listing

We have applied to have our shares of common stock listed on the NYSE under the symbol “              .”

OUR RELATIONSHIP WITH HCMC FOLLOWING THE DISTRIBUTION

Agreements with HCMC

Following the separation and distribution, SpinCo and HCMC will operate separately, each as an independent public company. SpinCo and HCMC will enter into a separation and distribution agreement and other agreements prior to the separation and distribution that will affect the separation, provide a framework for SpinCo’s relationship with HCMC after the separation and provide for the allocation between SpinCo and HCMC of HCMC’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after SpinCo’s separation from HCMC, such as a transition services agreement, a tax matters agreement, an employee matters agreement and a headquarters sublease agreement. The agreements listed above will be filed as exhibits to the registration statement on Form S-1, of which this Prospectus is a part.

The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which HCMC distributes SpinCo common stock to the holders of HCMC common stock.

The Separation and Distribution Agreement

The following discussion summarizes the material provisions of the separation and distribution agreement that will be entered into between SpinCo and HCMC. The separation and distribution agreement sets forth, among other things, SpinCo’s agreements with HCMC regarding the principal transactions necessary to separate SpinCo from HCMC. It also sets forth other agreements that govern certain aspects of SpinCo’s relationship with HCMC after the distribution date.

Transfer of Assets and Assumption of Liabilities

The separation and distribution agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of SpinCo and HCMC as part of the separation of HCMC into two companies, and it will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation and distribution agreement will provide, among other things, that subject to the terms and conditions contained therein:

●	Certain assets related to SpinCo’s business, referred to as the “SpinCo Assets,” will be transferred to SpinCo or one of SpinCo’s subsidiaries, including:

●	Real property, including office space;

●	Contracts (or portions thereof) that relate to SpinCo’s business;

●	Equity interests of certain SpinCo subsidiaries that hold assets and liabilities related to the SpinCo business;

●	Information related to the SpinCo Assets, the SpinCo Liabilities (as defined below), or the SpinCo business;

●	Rights and assets expressly allocated to SpinCo or one of SpinCo’s subsidiaries pursuant to the terms of the separation and distribution agreement or certain other agreements entered in connection with the separation; and

●	Other assets that are included in the SpinCo pro forma balance sheet that appears in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

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Certain liabilities related to the SpinCo business or the SpinCo Assets, referred to as the “SpinCo Liabilities,” will be retained by or transferred to SpinCo or one of SpinCo’s subsidiaries, including:

●	Liabilities arising out of actions, inactions, events, omissions, conditions, facts, or circumstances occurring or existing prior to the completion of the separation to the extent related to the SpinCo business or the SpinCo Assets;

●	Liabilities and obligations expressly allocated to SpinCo or one of SpinCo’s subsidiaries pursuant to the terms of the separation and distribution agreement or certain other agreements entered into in connection with the separation;

●	Liabilities relating to the credit facility or other financing arrangements that SpinCo or its subsidiaries will enter into in connection with the separation;

●	Liabilities relating to litigation that solely or primarily relates to the SpinCo business, the SpinCo Assets, or the SpinCo Liabilities; and

●	Other liabilities that are included in the SpinCo pro forma balance sheet that appears in the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.”

●	All of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the SpinCo Assets and SpinCo Liabilities (such assets and liabilities, other than the SpinCo Assets and the SpinCo Liabilities, referred to as the “HCMC Assets” and “HCMC Liabilities,” respectively) will be retained by or transferred to HCMC or its subsidiaries.

Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither SpinCo nor HCMC will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either SpinCo or HCMC, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests, or judgments are not complied with.

Information contained herein with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation and distribution agreement, unless the context otherwise requires. The separation and distribution agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to HCMC or SpinCo, as applicable, does not occur prior to the separation, then until such assets or liabilities are able to be transferred or assigned, HCMC or SpinCo, as applicable, will hold such assets on behalf of and for the benefit of the other party and will pay, perform, and discharge such liabilities, for which the other party will reimburse HCMC or SpinCo, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

The Distribution

The separation and distribution agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, HCMC will distribute to its stockholders that hold HCMC common stock as of the record date all of the SpinCo common stock owned by HCMC on the distribution date on a pro rata basis.

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Conditions to the Distribution

The separation and distribution agreement will provide that the distribution is subject to the satisfaction (or waiver by HCMC) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” HCMC has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date, the distribution date and the Distribution Ratio.

Claims

In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation and distribution agreement will provide that SpinCo and its affiliates will release and discharge HCMC and its affiliates from all liabilities assumed by SpinCo as part of the separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to SpinCo’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement. HCMC and its affiliates will release and discharge SpinCo and its affiliates from all liabilities retained by HCMC and its affiliates as part of the separation and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation and distribution agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation and distribution agreement, transition services agreement, tax matters agreement, employee matters agreement, headquarters sublease agreement and certain other agreements executed in connection with the separation.

Indemnification

In the separation and distribution agreement, SpinCo and its subsidiaries will agree to indemnify, defend and hold harmless HCMC and its subsidiaries, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

●	The SpinCo Liabilities;

●	The failure of SpinCo or any of its subsidiaries to pay, perform or otherwise promptly discharge any of the SpinCo Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

●	The conduct of any business, operation or activity by SpinCo or any of its affiliates from and after the distribution;

●	Any breach by SpinCo or any of its subsidiaries of the separation and distribution agreement or any of the ancillary agreements; and

●	Any untrue statement or alleged untrue statement of a material fact in the registration statement, this information statement, or other disclosure document, except for those statements made explicitly in HCMC’s name.

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HCMC and its subsidiaries will agree to indemnify, defend and hold harmless SpinCo and its subsidiaries, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

●	The HCMC Liabilities;

●	The failure of HCMC or any of its subsidiaries, other than SpinCo, to pay, perform or otherwise promptly discharge any of the HCMC Liabilities, in accordance with their respective terms whether prior to, at, or after the distribution;

●	The conduct of any business, operation or activity by HCMC or any of its affiliates from and after the distribution (other than the conduct of business, operations or activities for the benefit of SpinCo pursuant to an ancillary agreement);

●	Any breach by HCMC or any of its subsidiaries, other than SpinCo, of the separation and distribution agreement or any of the ancillary agreements; and

●	Any untrue statement or alleged untrue statement of a material fact made explicitly in HCMC’s name in the registration statement, this information statement, or other disclosure document.

The separation and distribution agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Legal Matters

Subject to certain specified exceptions, each party to the separation and distribution agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business, as well as assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters.

Insurance

The separation and distribution agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and will set forth procedures for the administration of insured claims and address certain other insurance matters.

Further Assurances

In addition to the actions specifically provided for in the separation and distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both SpinCo and HCMC will agree in the separation and distribution agreement to use commercially reasonable efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation and distribution agreement and the ancillary agreements.

Transition Committee

The separation and distribution agreement will provide that prior to the completion of the separation, SpinCo and HCMC will establish a transition committee that will consist of an equal number of members from SpinCo and HCMC. The transition committee will be responsible for monitoring and managing all matters related to the separation and all other transactions contemplated by the separation and distribution agreement or any ancillary agreement. The transition committee will have the power to establish various subcommittees from time to time as it deems appropriate or as may be described in the ancillary agreements.

Dispute Resolution

The separation and distribution agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between SpinCo and HCMC related to the separation or distribution and that are unable to be resolved by the transition committee. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of SpinCo and HCMC. If such efforts are not successful, either SpinCo or HCMC may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the separation and distribution agreement.

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Expenses

Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, HCMC will be responsible for all costs and expenses incurred prior to the distribution date in connection with the separation, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation and distribution agreement or in any ancillary agreement, or as otherwise agreed in writing by HCMC and SpinCo, all such costs and expenses incurred in connection with the separation from and after the distribution date will be paid by the party incurring such cost and expense.

Other Matters

Other matters governed by the separation and distribution agreement will include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation and distribution agreement will provide that it may be terminated and the separation may be modified or abandoned at any time prior to the distribution in the sole discretion of HCMC without the approval of any person, including SpinCo’s stockholders or HCMC’s stockholders. In the event of a termination of the separation and distribution agreement, no party, nor any of its directors, officers, or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation and distribution agreement may not be terminated except by an agreement in writing signed by both HCMC and SpinCo.

Amendments

The separation and distribution agreement will provide that no provision of the separation and distribution agreement may be amended or modified except by a written instrument signed by both HCMC and SpinCo.

Transition Services Agreement

SpinCo and HCMC will enter into a transition services agreement prior to the distribution pursuant to which HCMC and its subsidiaries will provide to SpinCo, on an interim, transitional basis, various services. The services to be provided include information technology, accounting and tax services. The anticipated charges for such services are generally intended to allow the servicing party to recover all out-of-pocket costs and expenses.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to two years following the distribution date. The recipient for a particular service generally can terminate that service prior to the scheduled expiration date, subject to a minimum notice period equal to the shorter of 60 days or half of the original service period. Services can only be terminated at a month-end. Due to interdependencies between services, certain services may be extended or terminated early only if other services are likewise extended or terminated. Either party may terminate the agreement upon a change in control of the other party.

SpinCo anticipates that it will generally be in a position to complete the transition away from those services (except for certain information technology-related services) on or before two years following the distribution date.

Tax Matters Agreement

SpinCo and HCMC will enter into a tax matters agreement prior to the distribution which will generally govern HCMC’s and SpinCo’s respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution and certain related transactions to qualify as tax-free for U.S. federal income tax purposes), tax attributes, tax returns, tax elections, tax contests and certain other tax matters.

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In addition, the tax matters agreement will impose certain restrictions on SpinCo and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution, together with certain related transactions, is not tax-free. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on, and certain related amounts payable by, HCMC or SpinCo that arise from the failure of the distribution, together with certain related transactions, to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement.

Employee Matters Agreement

SpinCo and HCMC will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters.

The employee matters agreement will govern HCMC’s and SpinCo’s compensation and employee benefit obligations relating to current and former employees of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. It is anticipated that the employee matters agreement will provide that, following the distribution, SpinCo’s active employees generally will no longer participate in benefit plans sponsored or maintained by HCMC and will commence participation in SpinCo’s benefit plans, which are expected to be similar to the existing HCMC benefit plans. In addition, it is anticipated that the employee matters agreement will provide that, unless otherwise specified, HCMC will be responsible for liabilities associated with employees who will be employed by HCMC following the separation and former HCMC employees, and SpinCo will be responsible for liabilities associated with employees who will be employed by SpinCo following the separation.

The employee matters agreement also will describe the general treatment of outstanding equity awards of HCMC held by HCMC employees and SpinCo employees. As of the distribution, equity awards will be outstanding under HCMC’s equity-based incentive plans.

The employee matters agreement also may set forth the general principles relating to employee matters, including with respect to the assignment of employees, expense reimbursements, workers’ compensation, leaves of absence, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

Consequences to U.S. Holders of HCMC Common Stock

The following is a summary of the material U.S. federal income tax consequences to holders of HCMC common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Prospectus and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

●	This summary is limited to holders of HCMC common stock that are U.S. Holders, as defined immediately below, that hold their HCMC common stock as a capital asset. A “U.S. Holder” is a beneficial owner of HCMC common stock that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

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●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or, in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

●	dealers or traders in securities or currencies;

●	tax-exempt entities;

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	persons who acquired HCMC common stock pursuant to the exercise of employee stock options or otherwise as compensation;

●	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of HCMC equity;

●	stockholders owning HCMC common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

●	certain former citizens or long-term residents of the United States;

●	stockholders who are subject to the alternative minimum tax; or

●	persons who own HCMC common stock through partnerships or other pass-through entities.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds HCMC common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

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YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Subject to the qualifications and limitations set forth herein for U.S. federal income tax purposes the Company believes:

●	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution;

●	the aggregate tax basis of the HCMC common stock and Common Stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the HCMC common stock held by the U.S. Holder immediately before the Distribution, allocated between the HCMC common stock and our Common Stock in proportion to their relative fair market values on the date of the Distribution; and

●	the holding period of our Common Stock received by each U.S. Holder will include the holding period of their HCMC common stock, provided that such HCMC common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of HCMC common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our Common Stock distributed with respect to such blocks of HCMC common stock.

This discussion does not address any U.S. state or local or foreign tax consequences of the Spin-Off. This discussion assumes that the Spin-Off will be completed according to the terms of the Separation Agreement and rely on the facts as stated in the Separation Agreement, the Tax Matters Agreement, the other ancillary agreements, this Prospectus and a number of other documents. In addition, this discussion is based on certain representations as to factual matters from, and certain covenants by, HCMC and the Company. This discussion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

This discussion is not binding on the IRS or the courts, and the Company cannot assure you that the IRS or a court will not take a contrary position.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our Common Stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our Common Stock received, which would generally result in:

●	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of HCMC’s current and accumulated earnings and profits;

●	a reduction in the U.S. Holder’s basis (but not below zero) in HCMC common stock to the extent the amount received exceeds the stockholder’s share of HCMC’s earnings and profits; and

●	a taxable gain from the exchange of HCMC common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of HCMC’s earnings and profits and the U.S. Holder’s basis in its HCMC common stock.

Backup Withholding and Information Statement

Treasury Regulations require each HCMC stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of HCMC to attach to such stockholder’s U.S. federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

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Consequences to HCMC

The following is a summary of the material U.S. federal income tax consequences to HCMC in connection with the Spin-Off that may be relevant to holders of HCMC common stock.

Subject to the qualifications and limitations set forth herein, the Company believes that the Distribution will qualify for non-recognition of gain and loss under Section 355 of the Code for U.S. federal income tax purposes. This position is subject to the same qualifications and limitations as are set forth above in relation to the discussion of the consequences to U.S. Holders.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, then HCMC would recognize gain in an amount up to the fair market value of our Common Stock held by it immediately before the Distribution.

Indemnification Obligation

If, due to any of our covenants in the Tax Matters Agreement being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, the Company could be required to indemnify HCMC for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to HCMC, but not to HCMC’s stockholders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to HCMC due to such a 50% or greater change in ownership of our stock, HCMC would recognize gain in an amount up to the fair market value of our Common Stock held by it immediately before the Distribution and we generally would be required to indemnify HCMC for the tax on such gain and related expenses.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Cozen O’Connor, Miami, Florida.

EXPERTS

The financial statements as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their reports. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of Marcum LLP, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We make periodic filings and other filings required to be filed by us as a reporting company under Sections 13 and 15(d) of the Exchange Act. The SEC maintains a website at http://www.sec.gov that contains the reports, proxy and information statements, and other information that issuers, such as us, file electronically with the SEC. Our website address is https://healthiercmc.com. Information contained on our website, however, is not, and should not be deemed to be, incorporated into this prospectus and you should not consider information contained on our website to be part of this prospectus. We have included our website address as an inactive textual reference only.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Forms of the documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement or documents incorporated by reference in the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.

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F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Healthy Choice Wellness Corp.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Healthy Choice Wellness Corp. (the “Company”) as of December 31, 2021 and 2020, the related combined statements of operations, changes in net parent’s investment and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Marcum llp

We have served as the Company’s auditor since 2022.

New York, NY
February 13, 2023

F-2

HEALTHY CHOICE WELLNESS CORP.

COMBINED BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash	$356,373	$82,003
Accounts receivable	28,347	13,571
Inventories	1,332,406	1,444,633
Prepaid expenses and vendor deposits	52,122	52,349
TOTAL CURRENT ASSETS	1,769,248	1,592,556

Property and equipment, net	172,502	226,606
Intangible assets, net	697,662	974,328
Goodwill	916,000	916,000
Right-of-use asset	3,423,123	3,795,577
Other assets	1,446,136	2,070,408
TOTAL ASSETS	$8,424,671	$9,575,475

LIABILITIES AND NET PARENT’S INVESTMENT
CURRENT LIABILITIES
Accounts payable and accrued expenses	377,064	670,449
Contract liabilities	18,514	16,014
Current portion of loan payable	2,604	282,471
Operating lease liability, current	323,056	302,120
TOTAL CURRENT LIABILITIES	721,238	1,271,054

Loan payable, net of current portion	815	524,344
Operating lease liability, net of current	2,675,495	2,998,550
TOTAL LIABILITIES	3,397,548	4,793,948

COMMITMENTS AND CONTINGENCIES (NOTE 14)

NET PARENT’S INVESTMENT	5,027,123	4,781,527

TOTAL LIABILITIES AND NET PARENT’S INVESTMENT	$8,424,671	$9,575,475

The accompanying notes are an integral part of these combined financial statements.

F-3

HEALTHY CHOICE WELLNESS CORP.

COMBINED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2021	2020

Sales, net	$11,235,041	$11,461,800

Cost of sales	7,187,701	7,109,719

Gross profit	4,047,340	4,352,081

Operating expenses
Selling, general and administrative	5,812,754	5,581,280
Impairment of intangible assets	-	380,646
Total operating expenses	5,812,754	5,961,926

Loss from operations	(1,765,414)	(1,609,845)

Other (expense) income
Other expense, net	(25)	(100)
Interest expense, net	(47,165)	(71,245)
Total other expense, net	(47,190)	(71,345)

Loss before taxes	(1,812,604)	(1,681,190)

Income tax benefit (expense)	-	-

Net loss	$(1,812,604)	$(1,681,190)

The accompanying notes are an integral part of these combined financial statements.

F-4

HEALTHY CHOICE WELLNESS CORP.

STATEMENTS OF CHANGES IN NET PARENT’S INVESTMENT

	For the Years Ended December 31,
	2021	2020
Balance – January 1	$4,781,527	$3,316,925
Net transfer from parent	2,058,200	3,145,792
Net loss	(1,812,604)	(1,681,190)
Balance – December 31	$5,027,123	$4,781,527

The accompanying notes are an integral part of these combined financial statements.

F-5

HEALTHY CHOICE WELLNESS CORP.

COMBINED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(1,812,604)	$(1,681,190)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	458,208	502,147
Amortization of right-of-use asset	372,454	357,380
Write-down of obsolete and slow moving inventory	644,101	297,356
Increase in net parent investment for corporate overhead	1,021,413	1,303,876
Impairment of intangible assets	-	380,646
Changes in operating assets and liabilities:
Accounts receivable	(14,776)	10,177
Inventories	(530,874)	(337,207)
Prepaid expenses and vendor deposits	227	(10,915)
Other assets	624,272	(2,756,721)
Accounts payable and accrued expenses	(293,385)	243,479
Contract liabilities	2,500	(3,096)
Lease liability	(302,119)	(280,992)
Net cash provided by (used in) operating activities	169,417	(1,975,061)

Cash flows from investing activities
Payment for acquisition	(75,000)	-
Purchases of property and equipment	(53,438)	(22,507)
Net cash used in investing activities	(128,438)	(22,507)

Cash flows from financing activities
Principal payments on loan payable	(803,396)	(344,753)
Proceeds from investment from parent	1,036,787	1,841,916
Net cash provided by financing activities	233,391	1,497,163

Net increase (decrease) in cash	274,370	(500,405)
Cash -beginning of period	82,003	582,408
Cash - end of period	$356,373	$82,003

Supplemental disclosure of cash flow information
Cash paid for income taxes	$-	$-
Cash paid for interest	$47,171	$71,260

The accompanying notes are an integral part of these combined financial statements.

F-6

HEALTHY CHOICE WELLNESS CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Note 1. ORGANIZATION

Organization

Healthy Choice Wellness Corp. (the “Company”) is a Delaware corporation organized in September 2022. It is a wholly owned operating segment of Healthier Choices Management Corp (HCMC), a U.S. based holding company, which trades on the OTC Pink Sheets, specializing in providing consumers with healthier alternatives to everyday lifestyle choices.

Through its wholly owned subsidiaries, Healthy Choice Markets, Inc. and Healthy Choice Markets 2, LLC, respectively, Healthy Choice Wellness Corp. operates:

●	Ada’s Natural Market, a natural and organic grocery store offering fresh produce, bulk foods, vitamins and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items

●	Paradise Health & Nutrition’s three stores that likewise offer fresh produce, bulk foods, vitamins and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items.

Through its wholly owned subsidiary, Healthy Choice Wellness, LLC, the Company operates Wellness Center (Roslyn Heights, NY), a corporately owned IV therapy center offering multiple IV drip “cocktails” for clients to choose from. These cocktails are designed to help boost immunity, fight fatigue and stress, reduce inflammation, enhance weight loss, and efficiently deliver antioxidants and anti-aging mixes. Additionally, there are cocktails for health, beauty, and re-hydration though rebranded website.

Through its wholly owned subsidiary, Healthy U Wholesale, Inc., the Company sells vitamins and supplements, as well as health, beauty and personal care products through The Vitamin Store, LLC.

The Company acquired Mother Earth Storehouse, Inc through its wholly owned subsidiary Healthy Choice Markets 3, LLC in February 2022, a two-store organic and health food and vitamin chain in New York’s Hudson Valley, which has been in existence for over 40 years.

Note 2. GOING CONCERN AND LIQUIDITY

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern and realization of assets and satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of any uncertainties related to our going concern assessment. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values.

The Company currently and historically has reported net losses and cash outflows from operations. As of December 31, 2021, cash totaled approximately $0.4 million. Additionally, for the year ended December 31, 2021, we reported a net loss of approximately $1.8 million and had a working capital of approximately $1.0 million.

Subsequent to the year ended December 31, 2021, the Company through its wholly owned subsidiary, Healthy Choice Markets 3, LLC acquired Mother Earth’s Storehouse Inc. The newly acquired grocery stores will bring in significant cash inflow in the upcoming years. Additionally, the Company is actively seeking additional funds either through equity or debt financing, collaborative agreements or from other sources. Should we require additional funds, HCMC has committed to provide such funding to the Company. As a result, as of the date of the issuance of these financial statements, we believe our plans have alleviated substantial doubt about the Company’s ability to sustain operations for at least the next twelve months from the issuance of these combined financial statements.

F-7

Note 3. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying combined financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The Company has historically operated as part of Healthier Choices Management Corp. and not as a standalone company. Financial statements representing the historical operations of HCMC’s grocery segment have been derived from HCMC’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses from HCMC. However, amounts recognized by the Company are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company operated independently of HCMC. Related-party allocations are discussed further in Note 13.

Principles of Combination

The combined financial statements include the accounts of the Company and its wholly-owned subsidiaries, Healthy Choice Markets, Inc. (“Ada’s Natural Market”), Healthy Choice Markets 2, LLC (“Paradise Health and Nutrition”), Healthy Choice Wellness, LLC, and Healthy U Wholesale, Inc (“The Vitamin Store, LLC”). All intercompany accounts and transactions have been eliminated in combination.

Net Parent’s Investment

The combined financial statements were derived from the consolidated financial statements of HCMC on a carve-out basis. The financial statements also include allocations of certain general, administrative, legal and marketing expenses from HCMC. The primary components of the net parent’s investment are intercompany balances other than related party payables, the allocation of shared costs, and funding received to cover any shortfall on operating cash requirements. Balances between HCMC and Healthy Choice Wellness Corp. that were not historically cash settled are included in net parent investment. Net parent’s investment represents the cumulative investment by HCMC in Healthy Choice Wellness Corp. through the dates presented.

Accounting Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Key estimates include acquisition accounting, reserves for trade receivables and inventories, useful lives and the recoverability of long-lived assets, impairment analysis of intangibles and goodwill, and deferred income taxes and related valuation allowance.

Revenue Recognition

Revenues from product sales and services rendered, net of promotional discounts, manufacturer coupons and rebates, return allowances, and sales and consumption taxes, are recorded when products are delivered, title passes to customers and collection is likely to occur. Title passes to customers at the point of sale for retail and upon delivery of products for wholesale. Return allowances, which reduce revenue, are estimated using historical experience.

The Company recognizes revenue in accordance with the following five-step model:

●	identify arrangements with customers;

●	identify performance obligations;

●	determine transaction price;

●	allocate transaction price to the separate performance obligations in the arrangement, if more than one exists; and

●	recognize revenue as performance obligations are satisfied.

F-8

Shipping and Handling

Shipping charges billed to customers are included in net sales and the related shipping and handling costs are included in cost of sales. For the years ended December 31, 2021 and 2020, shipping and handling costs of approximately $39,000 and $17,000, were included in cost of sales, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less, when purchased, to be cash and cash equivalents. The Company’s cash and cash equivalents are deposited in several large financial institutions, which are not in excess of Federal Deposit Insurance Corporation (FDIC) coverage. The Company has not experienced any losses in such accounts.

Accounts Receivable, Contract Assets and Contract Liabilities

Accounts receivables are claims to consideration which are unconditional; meaning no performance obligations remain for the Company and only the passage of time is necessary before collection. Contract assets are distinguished from accounts receivable as performance obligations remain before claims to consideration become unconditional. By nature of the Company’s operations, contract assets are typically not recognized. Contract liabilities are recorded when customers transfer consideration in advance of delivery of products or services, which the Company records for gift cards and loyalty reward programs. When one party to an arrangement performs before the other(s), the Company records an account receivable, contract asset or contract liability.

The majority of arrangements with customers contain one performance obligation: to provide a distinct set of products or services. Most performance obligations are satisfied simultaneously as the Company exchanges products or services for customer payment. Exceptions include gift cards and loyalty rewards, for which the Company has a performance obligation to deliver products or services at a future date. As gift cards are purchased and loyalty points earned, contract liabilities are recorded until the performance obligations are satisfied through delivery of products or services or breakage based on gift card and loyalty reward program term limits.

The Company’s breakage policy is twenty-four months for gift cards and twelve months for loyalty rewards. Loyalty rewards are earned at five percent on qualifying purchases and the reward functions as an allocation of transaction price from the period earned by the customer to the period the performance obligation is satisfied by the Company. As such, all contract liabilities are expected to be recognized within a twenty-four month period.

F-9

Inventories

Inventories are stated at average cost. If the cost of the inventories exceeds their net realizable value, adjustments are recorded to write down excess inventory to their net realizable value. The Company’s inventories consist primarily of merchandise available for resale, such as fresh produce, perishable grocery items and non-perishable consumable goods.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the expected useful life of the respective asset, after the asset is placed in service. Revenue earning property and equipment includes signage, furniture and fixtures, computer hardware, appliance, cooler, and displays with useful lives range from two to seven years. Leasehold improvements are amortized over the term of the lease or the life of the asset, whichever is shorter.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets are recorded at cost, or when acquired as part of a business acquisition, at estimated fair value. Certain identifiable intangible assets are amortized over 4 to 10 years. Similar to tangible personal property and equipment, the Company periodically evaluates identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indefinite-lived intangible assets, such as goodwill are not amortized.

Impairment of Long-Lived Assets

The Company reviews all long-lived assets such as property and equipment and amortized intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future cash flows expected to be generated by the asset or asset group. Impairment is measured by the amount by which the carrying value of the asset(s) exceeds their fair value. There were no triggering events that would indicate impairment of long-lived assets at December 31, 2021. For the year ended December 31, 2020, the Company determined the estimated undiscounted cash flows related to the sales of The Vitamin Store, LLC were less than the carrying value of the intangible assets and recorded an impairment charge of $0.3 million approximately.

Goodwill

The Company assesses the carrying amounts of goodwill for recoverability on at least an annual basis or when events or changes in circumstances indicate evidence of potential impairment exists, using a fair value based test. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, and the useful life over which cash flows will occur. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for the Company. Our annual impairment test is conducted on September 30 of each year or more often if deemed necessary. As part of management’s qualitative analysis at December 31, 2021 management determines whether any triggering events have occurred since the annual test date of September 30, 2021, which would indicate an impairment. Management determined no triggering events had occurred through December 31, 2021. The Company recorded an impairment charge of $40,000 for the year ended December 31, 2020.

Advertising

The Company expenses advertising costs as incurred. For the years ended December 31, 2021 and 2020, the company incurred advertising expenses of approximately $39,000 and $84,000, respectively.

F-10

401(k) retirement savings plan

The Company’s employees are offered a 401(k) retirement savings plan that is administered under HCMC with discretionary contribution matching opportunities. 401K employer expense amounted to $7,000 and $5,000 for years ended 2021 and 2020, respectively.

Income Taxes

Historically, the Company’s income taxes were included in HCMC’s consolidated return. For the purposes of the combined carve-out financial statements, the income taxes for the Company have been presented on a separate return basis, under which a new stand-alone set of deferred tax assets and liabilities is created based on the financial statement accounts of the carveout.

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). Under this method, income tax expense is recognized as the amount of: (i) taxes payable or refundable for the current year and (ii) future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 or December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Leases

Operating lease liabilities are recognized at the lease commencement date based on the present value of the fixed lease payments using the Company’s incremental borrowing rates. Related operating ROU assets are recognized based on the initial present value of the fixed lease payments, reduced by contributions from landlords, plus any prepaid rent and direct costs from executing the leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payments are recognized as lease expense as they are incurred.

The Company did not have finance leases in year 2021 and 2020. If the Company enters into a finance lease in the future, it will be accounted for in accordance with ASC Topic 842.

Fair Value Measurements

The fair value framework under FASB’s guidance requires the categorization of assets and liabilities into three levels based upon the assumptions used to measure the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, would generally require significant management judgment. The three levels for categorizing assets and liabilities under the fair value measurement requirements are as follows:

●	Level 1: Fair value measurement of the asset or liability using observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2: Fair value measurement of the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

●	Level 3: Fair value measurement of the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

Nonfinancial assets such as goodwill, other intangible assets, and long-lived assets held and used are measured at fair value when there is an indicator of impairment and recorded at fair value when impairment is recognized or for a business combination.

F-11

Note 4. DISAGGREGATION OF REVENUES

When the Company prepares its internal management reporting to evaluate business performance, we disaggregate revenue into the following categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	December 31, 2021	December 31, 2020
Retail Grocery	$9,923,138	$10,047,437
Food service/restaurant	1,202,121	1,088,162
Online/eCommerce	93,600	307,487
Wholesale Grocery	16,182	18,714
Total revenue	$11,235,041	$11,461,800

Note 5. ACCOUNTS RECEIVABLE

Accounts receivable is mainly related to COOP billing from each Healthy Choice Wellness Corp entity. Healthy Choice Wellness Corp bills its vendors for advertising vendors’ products in our sales channels. The Company’s accounts receivable totaled approximately $28,000 and $14,000 at December 31, 2021 and 2020, respectively.

Note 6. INVENTORIES

The Company’s inventory totaled approximately $1.3 million and $1.4 million at December31, 2021 and 2020 respectively. Throughout the year, the Company did not have independent third party counts of its inventory due to the Coronavirus (COVID-19) pandemic and recorded the write down of inventories amounting to approximately $644,000 and $297,000 in 2021 and 2020, respectively.

F-12

Note 7. PROPERTY & EQUIPMENT

Property and equipment consist of the following:

	December 31, 2021	December 31, 2020
Displays	$305,558	$305,558
Furniture and fixtures	71,600	71,600
Leasehold improvements	112,503	104,003
Computer hardware & equipment	84,887	79,026
Other	243,257	204,180
	817,805	764,367
Less: accumulated depreciation and amortization	(645,303)	(537,761)
Total property and equipment	$172,502	$226,606

The Company incurred approximately $108,000 and $115,000 depreciation expense for the years ended 2021 and 2020 respectively.

Note 8. GOODWILL

The Company’s goodwill relates to the acquisition of Paradise Health and Nutrition and The Vitamin Store. The following table summarizes the changes in goodwill for the years ended December 31, 2021 and 2020:

	Healthy Choice Markets 2, LLC	The Vitamin Store, LLC	Total
January 1, 2020	$477,000	$479,000	$956,000
Addition	-	-	-
Impairment	-	(40,000)	(40,000)
December 31, 2020	477,000	439,000	916,000
Addition	-	-	-
Impairment	-	-	-
December 31, 2021	$477,000	$439,000	$916,000

Note 9. INTANGIBLE ASSETS, NET

At December 31, 2021 and 2020, intangible assets consist of the following:

December 31, 2021	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names / Trademarks	8-10 years	$923,000	(536,661)	$386,339
Customer relationships	4-5 years	883,000	(685,823)	197,177
Non-compete	4 years	238,000	(133,646)	104,354
Website	4 years	10,000	(208)	9,792
Intangible assets, net		$2,054,000	$(1,356,338)	$697,662

December 31, 2020	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names / Trademarks	8-10 years	$923,000	(441,786)	$481,214
Customer relationships	4-5 years	883,000	(475,073)	407,927
Non-compete	4 years	174,000	(88,813)	85,187
Intangible assets, net		$1,980,000	$(1,005,672)	$974,328

F-13

Future annual estimated amortization expense is as follows:

For the years ending December 31,
2022	$352,240
2023	113,375
2024	113,375
2025	106,333
2026	12,339
Total	$697,662

Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense was approximately $351,000 and $387,000 for the years ended December 31, 2021 and 2020, respectively.

Acquisition of EIR Hydration

On November 30, 2021, the Company, through its wholly owned subsidiary, Healthy Choice Wellness, LLC, acquired EIR Hydration, an IV therapy center located in Roslyn Heights, NY. The cost of the transaction was $75,000 and it was treated as an asset purchase.

Note 10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2021 and 2020, accounts payable and accrued expenses consisted of:

	December 31, 2021	December 31, 2020

Trade creditors	$324,890	$634,140
Accrued expenses	52,174	36,309
Total	$377,064	$670,449

Note 11. DEBT

The following table provides a breakdown of the Company’s debt as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Loan payable, current
Term Loan Credit Agreement	$-	$280,000
Other debt	2,604	2,471
Total loan payable, current	2,604	282,471

Loan payable, net of current
Term Loan Credit Agreement	-	520,925
Other debt	815	3,419
Total loan payable, net of current	815	524,344

Total debt	$3,419	$806,815

F-14

Term Loan Credit Agreement

On December 31, 2018, the Company entered into a Term Loan Credit Agreement (the “Credit Agreement”) with Professional Bank, a Florida banking corporation (the “Bank”), pursuant to which the Company issued a Term Note (the “Term Note”) in the principal amount of $1,400,000 in favor of the Bank. The Term Note bears interest at a rate equal to 1.5 percentage points in excess of that rate shown in the Wall Street Journal as the prime rate, adjusted annually (which was 5.50% as of December 31, 2020 and 2021). The proceeds of the Term Note were used for acquisitions and for general working capital requirements. Healthier Choices Management Corp. and Healthy U Wholesale, Inc. jointly and severally provided unconditional and unlimited guarantee for this term loan.

On December 21, 2021, the Company paid in full the outstanding balance of $410,000 from the Term Loan.

Note 12. LEASES

The Company has various lease agreements with terms up to 20 years. All the leases are classified as operating leases.

Maturity of lease liabilities under our non-cancellable operating leases as of December 31, 2021 were as follows:

Payments due by period
2022	$455,916
2023	441,262
2024	342,005
2025	337,685
2026	267,759
Thereafter	1,941,249
Total undiscounted operating lease payments	$3,785,876
Less: Imputed interest	(787,326)
Present value of operating lease liabilities	$2,998,550

The following table provides a summary of leases by balance sheet category as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Right of use asset	$3,423,123	$3,795,577

Operating lease liability, current	$323,056	$302,120
Operating lease liability, net of current	$2,675,495	$2,998,550

F-15

The following table provides a summary of other information related to the leases for the year ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Weighted-average remaining lease term for operating leases	10 years	11 years
Weighted-average discount rate for operating leases	4.75%	4.79%

Rent expense for the years ended December 31, 2021 and 2020 was approximately $589,000 and $584,000 respectively. It is included in selling, general and administrative expenses in the accompanying combined statements of operations.

The components of lease expenses for the year ended December 31, 2021 and 2020 were as follows:

	December 31, 2021	December 31, 2020
Operating lease cost	$372,454	$357,381
Variable lease cost	216,073	227,055
Total rent expense	$588,527	$584,435

Note 13. RELATED PARTY TRANSACTIONS

The Company has not historically operated as a separate company and has various relationships with HCMC whereby HCMC provides services to the Company as noted below. Related party transactions include allocation of general corporate expenses and advances from parent.

Allocation of General Corporate Expenses

HCMC provides human resources, accounting, payroll processing, legal and other managerial services to the Company. The accompanying combined financial statements include allocations of these expenses.

Management adopted a proportional cost allocation method to allocate HCMC expenses to the Company. The allocation method calculates the appropriate share of overhead costs to the Company based on management’s estimate that the sum of management time and resources spent managing the Company is approximately equal to the amount of time and resources spent managing HCMC and its subsidiaries. As a result, 50% of HCMC overhead was allocated to the Company based on the fact that management spent equal amount of time to manage HCMC and Healthy Choice Wellness Corp. The Company believes the allocation methodology used is reasonable and has been consistently applied, and results in an appropriate allocation of costs incurred. However, these allocations may not be indicative of the cost had the Company been a stand-alone entity or of future services. HCMC allocated $1.5 million and $1.2 million for the years ended December 31, 2021 and 2020, respectively. Such amounts are reflected in the Net Parent’s Investment.

Cash Advance

The Company received funding from HCMC to cover any shortfalls on operating cash requirements. In addition to the allocation of general corporate expenses, the Company received $1.0 million and $1.8 million from HCMC for the years ended December 31, 2021 and 2020, respectively. Such amounts are reflected in the Net Parent’s Investment.

Intercompany Receivable and Payable

There is no intercompany agreement between Healthy Choice Wellness Corp and HCMC. Management has determined those intercompany receivables and payables will be settled in near future. As a result, Healthy Choice Wellness Corp’s intercompany balances are reflected as “due to” or “due from” accounts, and presented in other assets in the financial statements. The Company had a net receivable balance of $1.4 million and $2.0 million from HCMC for the years ended December 31, 2021 and 2020, respectively.

F-16

Note 14. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time the Company may be involved in various claims and legal actions arising in the ordinary course of our business. In the opinion of management, such litigation will not have a material effects in the Company’s combined financial statements.

COVID-19 Management Update

The global outbreak of COVID-19 was declared a pandemic by the World Health Organization and a national emergency by the U.S. government in March 2020 and has negatively impacted the U.S. and global economies, disrupted global supply chains and, mandated closures and stay-at-home orders and created significant disruptions of the global financial markets. The Company adjusted certain aspects of the operations to protect their employees and customers while still meeting customers’ needs. While to date the Company has not been required to close any of its stores, the Company is currently operating under regular hours and we are expecting COVID-19 to have a long-term beneficial impact to the future financial results of the grocery segment. The Company continues to monitor the impact of the COVID-19 outbreak closely. The extent to which the COVID-19 outbreak will impact our operations is manageable, and there is no imminent risk on business continuity and future operations.

Note 15. INCOME TAX

The Company did not have a provision for income taxes (current or deferred tax expense) for tax years ended December 31, 2021 and 2020. The following is a reconciliation of the expected tax expense (benefit) at the U.S. statutory rate 21% to the actual tax expense (benefit) reflected in the accompanying statement of operations:

	December 31, 2021	December 31, 2020
Provision/(Benefit) at Statutory Rate	$(380,647)	$(353,050)
State Tax Provision/(Benefit) net of Federal Benefit	(50,719)	(59,208)
Change in Valuation Allowance	400,532	382,158
Other Permanent Items	-	43
Change in Tax Rate	7,150	(1)
Other	23,684	30,058
Income Tax Provision/(Benefit)	$-	$-

As of December 31, 2021 and 2020, the Company’s deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following:

	December 31, 2021	December 31, 2020
Deferred Tax Assets
NOL & AMT Credit Carryforward	$913,063	$477,701
Accrued Expenses and Deferred Income	2,541	2,618
Charitable Contribution	69	71
Net Book Value of Fixed Assets	20,550	21,175
Intangible Assets	196,209	187,117
ASC 842 - Lease Accounting	(11,927)	31,291
Net Deferred Tax Assets	1,120,505	719,973

Valuation Allowance	(1,120,505)	(719,973)
Net Deferred Tax Asset	$-	$-

F-17

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the positive and negative evidence available, management has determined that a valuation allowance is required at December 31, 2021 and 2020 to reduce the deferred tax assets to amounts that are more likely than not to be realized. The Company’s valuation increased by $401,000 from $720,000 for the tax years ended 2021. Should the factors underlying management’s analysis change, future valuation adjustments to the Company’s net deferred tax assets may be necessary.

At December 31, 2021 the Company had U.S. federal and state net operating loss carryforwards (“NOLS”) of $913,000 and $478,000, respectively. Tax Cuts and Jobs Act (TCJA) allows NOLs incurred in tax years beginning in 2018 to be carried forward indefinitely subject to 80% of taxable income . Florida net operating losses generated in taxable years beginning after December 31, 2017, are carried forward indefinitely until used and never expire.

The Company files a federal income tax return and income tax returns in various state tax jurisdictions and the Company is generally no longer subject examinations by federal and state tax authorities for years before 2018.

Note 16. SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10, the Company has analyzed its operations subsequent to December 31, 2021, and through the date of this report being issued and has determined that it does not have any material subsequent events other than the following:

On February 8, 2022, the Company through its wholly owned subsidiary, Healthy Choice Markets 3, LLC, entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Mother Earth’s Storehouse Inc. (“HCM3”) and its shareholders. Pursuant to the Purchase Agreement, HCM3 acquired certain assets and assumed certain liabilities related to Mother Earth’s grocery stores in Kingston and Saugerties, New York. The Company intends to continue to operate the grocery stores under their existing name. The cash purchase price under the Purchase Agreement is approximately $3.9 million, with an additional $677,500 paid for inventory at closing. In addition, the Company assumed a lease obligation for the Kingston, NY store and entered into an employment agreement with the store manager.

In connection with the HCM3 acquisition of the assets of Mother Earth’s, a wholly owned subsidiary of Healthy Choice Wellness Corp. acquired for approximately $575,000 the historic building that houses the Saugerties, NY store.

On October 14, 2022, the Company through its wholly owned subsidiary, Healthy Choice Markets IV, LLC, entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Dean’s Natural Food Market of Shrewsbury, Inc., a New Jersey corporation, Green’s Natural Foods, Inc., a Delaware corporation, Dean’s Natural Food Market of Chester, LLC, a New Jersey limited liability company, Dean’s Natural Food Market of Basking Ridge, LLC, a New Jersey limited liability company, and Dean’s Natural Food Market, Inc., a New Jersey corporation (collectively, the “Sellers”), and shareholders of the Sellers. Pursuant to the Purchase Agreement, the Company acquired certain assets and assumed certain liabilities of an organic and natural health food and vitamin chain with eight store locations in New York and northern and central New Jersey (the “Stores”).

The purchase price under the Purchase Agreement is approximately $8,000,000, of which $3,000,000 is in the form of a promissory note. In addition, the seller is entitled to a contingent earn-out based on certain revenue threshold within the one year period of the closing. The purchase price is subject to final inventory adjustment. The Company will assume all lease obligations for the Stores. The transaction closed on October 14, 2022. The Company has engaged a professional valuation firm to perform the valuation on the assets acquired and liabilities assumed. Purchase price allocation has not been finalized at the time of issuance.

F-18

HEALTHY CHOICE WELLNESS CORP.

COMBINED BALANCE SHEETS

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash	$709,458	$356,373
Accounts receivable, net	52,744	28,347
Inventories	2,334,811	1,332,406
Prepaid expenses and vendor deposits	23,551	52,122
TOTAL CURRENT ASSETS	3,120,564	1,769,248

Property and equipment, net	1,446,039	172,502
Intangible assets, net	1,860,987	697,662
Goodwill	2,657,000	916,000
Right-of-use asset	4,785,871	3,423,123
Other assets	2,093,906	1,446,136
TOTAL ASSETS	$15,964,367	$8,424,671

LIABILITIES AND NET PARENT’S INVESTMENT
CURRENT LIABILITIES
Accounts payable and accrued expenses	1,227,685	377,064
Contract liabilities	57,284	18,514
Current portion of loan payable	1,479	2,604
Operating lease liability, current	534,492	323,056
TOTAL CURRENT LIABILITIES	1,820,940	721,238

Loan payable, net of current portion	-	815
Operating lease liability, net of current	3,885,543	2,675,495
TOTAL LIABILITIES	5,706,483	3,397,548

COMMITMENTS AND CONTINGENCIES (SEE NOTE 14)

NET PARENT’S INVESTMENT	10,257,884	5,027,123

TOTAL LIABILITIES AND NET PARENT’S INVESTMENT	$15,964,367	$8,424,671

The accompanying notes are an integral part of these unaudited combined financial statements.

F-19

HEALTHY CHOICE WELLNESS CORP.

COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021

Sales, net	$5,775,543	$2,803,326	$16,700,596	$8,450,055

Cost of sales	3,909,190	1,706,597	10,670,440	5,133,228

Gross profit	1,866,353	1,096,729	6,030,156	3,316,827

Operating expenses	2,706,123	1,383,770	7,566,602	4,165,918

Loss from operations	(839,770)	(287,041)	(1,536,446)	(849,091)

Other income (expense)
Other income, net	4,327	-	12,309	-
Interest expense, net	(21)	(10,675)	(93)	(36,787)
Total other income (expense), net	4,306	(10,675)	12,216	(36,787)

Loss before taxes	(835,464)	(297,716)	(1,524,230)	(885,878)

Income tax benefit (expense)	-	-	-	-

Net loss	$(835,464)	$(297,716)	$(1,524,230)	$(885,878)

The accompanying notes are an integral part of these unaudited combined financial statements.

F-20

HEALTHY CHOICE WELLNESS CORP.

STATEMENTS OF CHANGES IN NET PARENT’S INVESTMENT

(UNAUDITED)

	Three Months Ended September 30,
	2022	2021
Balance – July 1	$10,543,230	$4,917,377
Net transfer from parent	550,118	339,763
Net loss	(835,464)	(297,716)
Balance – September 30	$10,257,884	$4,959,424

	Nine Months Ended September 30,
	2022	2021
Balance – January 1	$5,027,123	$4,781,527
Net transfer from parent	6,754,991	1,063,775
Net loss	(1,524,230)	(885,878)
Balance – September 30	$10,257,884	$4,959,424

The accompanying notes are an integral part of these unaudited combined financial statements.

F-21

HEALTHY CHOICE WELLNESS CORP.

COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	$(1,524,230)	$(885,878)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	608,585	350,220
Amortization of right-of-use asset	434,919	277,866
Write-down of obsolete and slow moving inventory	526,068	219,214
Increase in net parent investment for corporate overhead	1,556,843	1,022,131
Changes in operating assets and liabilities:
Accounts receivable	(24,397)	(7,836)
Inventories	(723,894)	(464,607)
Prepaid expenses and vendor deposits	28,571	9,770
Other assets	(647,770)	506,006
Accounts payable and accrued expenses	850,621	(314,103)
Contract liabilities	(243,857)	(108)
Lease liability	(376,183)	(224,892)
Net cash provided by operating activities	465,276	487,783

Cash flows from investing activities
Payment for acquisition	(5,150,000)	-
Purchases of property and equipment	(158,399)	(53,437)
Net cash used in investing activities	(5,308,399)	(53,437)

Cash flows from financing activities
Principal payments on loan payable	(1,940)	(255,592)
Proceeds from investment from parent	5,198,148	41,644
Net cash provided by (used in) financing activities	5,196,208	(213,949)

Net increase in cash	353,085	220,398
Cash -beginning of period	356,373	82,003
Cash - end of period	$709,458	$302,401

Supplemental disclosure of cash flow information
Cash paid for income taxes	$-	$-
Cash paid for interest	$101	$36,792
Lease acquired	$1,797,667	$-

The accompanying notes are an integral part of these unaudited combined financial statements.

F-22

HEALTHY CHOICE WELLNESS CORP.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. ORGANIZATION

Organization

Healthy Choice Wellness Corp. (the “Company”) is a Delaware corporation organized in September 2022. It is a wholly owned operating segment of Healthier Choices Management Corp (HCMC), a U.S. based holding company, which trades on the OTC Pink Sheets, specializing in providing consumers with healthier alternatives to everyday lifestyle choices.

Through its wholly owned subsidiaries, Healthy Choice Markets, Inc., Healthy Choice Markets 2, LLC, and Healthy Choice Markets 3, LLC, respectively, the Company operates:

●	Ada’s Natural Market, a natural and organic grocery store offering fresh produce, bulk foods, vitamins and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items.

●	Paradise Health & Nutrition’s three stores that likewise offer fresh produce, bulk foods, vitamins and supplements, packaged groceries, meat and seafood, deli, baked goods, dairy products, frozen foods, health & beauty products and natural household items.

●	Mother Earth’s Storehouse, a two-store organic and health food and vitamin chain in New York’s Hudson Valley, which has been in existence for over 40 years.

Through its wholly owned subsidiary, Healthy Choice Wellness, LLC, the Company operates Wellness Center (Roslyn Heights, NY), a corporately owned IV therapy center offering multiple IV drip “cocktails” for clients to choose from. These cocktails are designed to help boost immunity, fight fatigue and stress, reduce inflammation, enhance weight loss, and efficiently deliver antioxidants and anti-aging mixes. Additionally, there are cocktails for health, beauty, and re-hydration though rebranded website.

The Company also has a licensing agreement for a Healthy Choice Wellness, LLC at the Casbah Spa and Salon in Fort Lauderdale, FL, offering essentially the same services as the Roslyn Heights, NY location.

Through its wholly owned subsidiary, Healthy U Wholesale, Inc., the Company sells vitamins and supplements, as well as health, beauty and personal care products through The Vitamin Store, LLC.

Note 2. GOING CONCERN AND LIQUIDITY

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which contemplate continuation of the Company as a going concern and realization of assets and satisfaction of liabilities in the normal course of business and do not include any adjustments that might result from the outcome of any uncertainties related to our going concern assessment. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values.

F-23

The Company currently and historically has reported net losses and cash outflows from operations. As of September 30, 2022, cash totaled approximately $0.7 million. Additionally, for the nine months ended September 30, 2022, we reported a net loss of approximately $1.5 million and had a working capital of approximately $1.3 million. The Company expects to continue incurring losses for the foreseeable future and we anticipate that our current cash to be generated from operations will be sufficient to cover our projected operating expenses for the foreseeable future. Should we require additional funds, HCMC has committed to provide such funding to the Company. Management does not believe there are substantial doubts about the Company’s ability to continue as a going concern for at least the next twelve months from the date these financial statements are issued.

Note 3. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying combined financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The Company has historically operated as part of Healthier Choices Management Corp. and not as a standalone company. Financial statements representing the historical operations of HCMC’s grocery segment have been derived from HCMC’s historical accounting records and are presented on a carve-out basis. All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the financial statements. The financial statements also include allocations of certain general, administrative, sales and marketing expenses from HCMC. However, amounts recognized by the Company are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company operated independently of HCMC. Related-party allocations are discussed further in Note 13.

The combined financial statements do not include all information and notes required by accounting principles generally accepted in the United States of America for complete financial statements.

Unaudited Interim Combined Financial Statements

The interim combined balance sheet as of September 30, 2022, the interim combined statements of operations and the interim combined statements of changes in net parent’s investment for the three and nine months ended September 30, 2022 and 2021 and cash flows for the nine months ended September 30, 2022 and 2021 are unaudited. The financial data and the other financial information disclosed in the notes to these combined financial statements related to the three and nine-month periods are also unaudited. The results of operations for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

Principles of Combination

The combined financial statements include the accounts of the Company and its wholly-owned subsidiaries, Healthy Choice Markets, Inc. (Ada’s Natural Market), Healthy Choice Markets 2, LLC (“Paradise Health and Nutrition”), Healthy Choice Markets 3, LLC (“Mother Earth’s Storehouse”), Healthy Choice Wellness, LLC, and Healthy U Wholesale, Inc (“The Vitamin Store”). All intercompany accounts and transactions have been eliminated in combination.

F-24

Net Parent Investment

The combined financial statements were derived from the consolidated financial statements of HCMC on a carve-out basis. The financial statements also include allocations of certain general, administrative, legal and marketing expenses from HCMC. The primary components of the net parent investment are intercompany balances other than related party payables, the allocation of shared costs, and funding received to cover any shortfall on operating cash requirements. Balances between HCMC and Healthy Choice Wellness Corp that were not historically cash settled are included in net parent investment. Net parent investment represents the cumulative investment by HCMC in Healthy Choice Wellness Corp through the dates presented.

Accounting Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. Key estimates include acquisition accounting, reserves for trade receivables and inventories, useful lives and the recoverability of long-lived assets, impairment analysis of intangibles and goodwill, and deferred income taxes and related valuation allowance.

Revenue Recognition

Revenues from product sales and services rendered, net of promotional discounts, manufacturer coupons and rebates, return allowances, and sales and consumption taxes, are recorded when products are delivered, title passes to customers and collection is likely to occur. Title passes to customers at the point of sale for retail and upon delivery of products for wholesale. Return allowances, which reduce revenue, are estimated using historical experience.

The Company recognizes revenue in accordance with the following five-step model:

●	identify arrangements with customers;

●	identify performance obligations;

●	determine transaction price;

●	allocate transaction price to the separate performance obligations in the arrangement, if more than one exists; and

●	recognize revenue as performance obligations are satisfied.

F-25

Shipping and Handling

Shipping charges billed to customers are included in net sales and the related shipping and handling costs are included in cost of sales. For three months ended September 30, 2022 and 2021, shipping and handling costs amounted to approximately $23,000 and $8,000. For nine months ended September 30, 2022 and 2021, shipping and handling costs of approximately $51,000 and $30,000, were included in cost of sales, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less, when purchased, to be cash and cash equivalents. The Company’s cash and cash equivalents are deposited in several large financial institutions,

A summary of the financial institutions that had a cash and cash equivalents in excess of FDIC limits of $250,000 on September 30, 2022 and December 31, 2021 is presented below:

	September 30, 2022	December 31, 2021
Total cash in excess of FDIC limits of $250,000	$132,487	$-

Accounts Receivable, Contract Assets and Contract Liabilities

Accounts receivables are claims to consideration which are unconditional; meaning no performance obligations remain for the Company and only the passage of time is necessary before collection. Contract assets are distinguished from accounts receivable as performance obligations remain before claims to consideration become unconditional. By nature of the Company’s operations, contract assets are typically not recognized. Contract liabilities are recorded when customers transfer consideration in advance of delivery of products or services, which the Company records for gift cards and loyalty reward programs. When one party to an arrangement performs before the other(s), the Company records an account receivable, contract asset or contract liability.

The majority of arrangements with customers contain one performance obligation: to provide a distinct set of products or services. Most performance obligations are satisfied simultaneously as the Company exchanges products or services for customer payment. Exceptions include gift cards and loyalty rewards, for which the Company has a performance obligation to deliver products or services at a future date. As gift cards are purchased and loyalty points earned, contract liabilities are recorded until the performance obligations are satisfied through delivery of products or services or breakage based on gift card and loyalty reward program term limits.

The Company’s breakage policy is twenty-four months for gift cards and twelve months for loyalty rewards. Loyalty rewards are earned at five percent on qualifying purchases and the reward functions as an allocation of transaction price from the period earned by the customer to the period the performance obligation is satisfied by the Company. As such, all contract liabilities are expected to be recognized within a twenty-four month period.

Inventories

Inventories are stated at average cost. If the cost of the inventories exceeds their net realizable value, adjustments are recorded to write down excess inventory to their net realizable value. The Company’s inventories consist primarily of merchandise available for resale, such as fresh produce, perishable grocery items and non-perishable consumable goods.

F-26

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the expected useful life of the respective asset, after the asset is placed in service. Revenue earning property and equipment includes signage, furniture and fixtures, computer hardware, appliance, cooler, and displays with useful lives range from two to seven years. Leasehold improvements are amortized over the term of the lease or the life of the asset, whichever is shorter.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets are recorded at cost, or when acquired as part of a business acquisition, at estimated fair value. Certain identifiable intangible assets are amortized over 4 to 10 years. Similar to tangible personal property and equipment, the Company periodically evaluates identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indefinite-lived intangible assets, such as goodwill are not amortized.

Impairment of Long-Lived Assets

The Company reviews all long-lived assets such as property and equipment and amortized intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated future cash flows expected to be generated by the asset or asset group. Impairment is measured by the amount by which the carrying value of the asset(s) exceeds their fair value. During the nine months ended September 30, 2022 and 2021, there were no triggering events that would indicate impairment of long-lived assets.

Goodwill

The Company assesses the carrying amounts of goodwill for recoverability on at least an annual basis or when events or changes in circumstances indicate evidence of potential impairment exists, using a fair value based test. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, and the useful life over which cash flows will occur. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for the Company. Our annual impairment test is conducted on September 30 of each year or more often if deemed necessary. The Company performed a qualitative assessment and determined no indicators of impairment existed for the nine months ended September 30, 2022 and year ended December 31, 2021.

Advertising

Advertising expense is classified as an operating expense on combined statement of operation. The Company expenses advertising costs as incurred. The Company incurred advertising expenses of approximately $47,000 and $9,000 for the three months ended September 30, 2022 and 2021, and approximately $91,000 and $31,000 for the nine months ended September 30, 2022 and 2021, respectively.

F-27

401(k) retirement savings plan

The Company’s employees are offered a 401(k) retirement savings plan (the “Plan”) that is administered under HCMC with discretionary contribution matching opportunities. The Plan allows for the Company to match the amount an employee puts into their retirement plan up to a certain percentage as dictated by the total plan. For the three months ended September 30, 2022 and 2021, the discretionary profit sharing contribution to the Plan was $6,000 and $2,000, respectively. For the nine months ended September 30, 2022 and 2021, the discretionary profit sharing contribution to the Plan was $14,000 and $5,000, respectively. The expense is included in operating expenses on combined statement of operations.

Income Taxes

The Company’s income taxes is included in HCMC’s consolidated return. For the purposes of the combined carve-out financial statements, the income taxes for the Company have been presented on a separate return basis, under which a new stand-alone set of deferred tax assets and liabilities is created based on the financial statement accounts of the carveout.

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). Under this method, income tax expense is recognized as the amount of: (i) taxes payable or refundable for the current year and (ii) future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. Management of the Company has evaluated tax positions taken by the Company and has concluded that as of September 30, 2022 and December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability that would require disclosure in the financial statements.

Leases

Operating lease liabilities are recognized at the lease commencement date based on the present value of the fixed lease payments using the Company’s incremental borrowing rates. Related operating ROU assets are recognized based on the initial present value of the fixed lease payments, reduced by contributions from landlords, plus any prepaid rent and direct costs from executing the leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payments are recognized as lease expense as they are incurred.

The Company has not historically entered into finance leases. If the Company enters into a finance lease in the future, it will be accounted for in accordance with ASC Topic 842.

F-28

Fair Value Measurements

The fair value framework under FASB’s guidance requires the categorization of assets and liabilities into three levels based upon the assumptions used to measure the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3, if applicable, would generally require significant management judgment. The three levels for categorizing assets and liabilities under the fair value measurement requirements are as follows:

●	Level 1: Fair value measurement of the asset or liability using observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2: Fair value measurement of the asset or liability using inputs other than quoted prices that are observable for the applicable asset or liability, either directly or indirectly, such as quoted prices for similar (as opposed to identical) assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

●	Level 3: Fair value measurement of the asset or liability using unobservable inputs that reflect the Company’s own assumptions regarding the applicable asset or liability.

Nonfinancial assets such as goodwill, other intangible assets, and long-lived assets held and used are measured at fair value when there is an indicator of impairment and recorded at fair value when impairment is recognized or for a business combination.

Note 4. DISAGGREGATION OF REVENUES

The Company’s disaggregated revenues consist of the following for the three and nine months ended September 30:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Retail Grocery	$5,187,540	S 2,476,895	$14,944,075	S 7,440,223
Food service/restaurant	584,382	305,626	1,743,228	908,476
Online/eCommerce	3,621	15,199	13,293	85,174
Wholesale Grocery	-	5,606	-	16,182
Total revenue	$5,775,543	$2,803,326	$16,700,596	$8,450,055

Note 5. ACCOUNTS RECEIVABLE

Accounts receivable is mainly related to COOP billing from each of the Healthy Choice Wellness Corp. entities. Healthy Choice Wellness Corp. bills its vendors for advertising vendors’ products in our sales channels. Advertising revenue is included in sales revenue on combined statement of operations. The Company’s accounts receivable totaled approximately $53,000 and $28,000 at September 30, 2022 and December 31, 2021, respectively.

F-29

Note 6. INVENTORIES

The Company’s inventory totaled approximately $2.3 million and $1.3 million at September 30, 2022 and December 31, 2021, respectively. The Company recorded inventory write down in cost of sales on combined statement of operations.

The Company recorded the write down of inventories amounting to approximately $310,000 and $78,000 for the three months ended September 30, 2022 and 2021, and 526,000 and 219,000 for the nine months ended September 30, 2022 and 2021, respectively.

Note 7. PROPERTY & EQUIPMENT

Property and equipment consist of the following:

	September 30, 2022	December 31, 2021
Displays	$305,558	$305,558
Building	575,000	-
Furniture and fixtures	220,602	71,600
Leasehold improvements	727,469	112,503
Computer hardware & equipment	87,970	84,887
Other	337,651	243,257
	2,254,250	817,805
Less: accumulated depreciation and amortization	(808,211)	(645,303)
Total property and equipment	$1,446,039	$172,502

The Company incurred approximately $60,000 and $22,000 of depreciation expense for the three months ended September 30, 2022 and 2021, and $163,000 and $87,000 of depreciation expense for the nine months ended September 30, 2022 and 2021, respectively. Depreciation expense was included in operating expenses on the combined statement of operations.

Note 8. GOODWILL

The Company’s goodwill relates to the acquisition of Paradise Health and Nutrition, The Vitamin Store and Mother Earth’s Storehouse. The following table summarizes the changes in goodwill for the nine months ended September 30, 2022:

	Healthy Choice Markets 2, LLC	The Vitamin Store, LLC	Healthy Choice Markets 3, LLC	Total
January 1, 2022	$477,000	$439,000	$-	$916,000
Addition	-	-	1,741,000	1,741,000
Impairment	-	-	-	-
September 30, 2022	$477,000	$439,000	$1,741,000	$2,657,000

F-30

Acquisition of Mother Earth’s Storehouse, Inc.

On February 9, 2022, the Company through its wholly owned subsidiary, Healthy Choice Markets 3, LLC, entered into an Asset Purchase Agreement with Mother Earth’s Storehouse Inc. (“HCM3”) and its shareholders. Pursuant to the Purchase Agreement, HCM3 acquired certain assets and assumed certain liabilities related to Mother Earth’s grocery stores in Kingston and Saugerties, New York. The Company intends to continue to operate the grocery stores under their existing name. The cash purchase price under the Asset Purchase Agreement was $4,472,500 with an additional $677,500 paid for inventory at closing. In addition, the Company assumed a lease obligation for the Kingston, NY store and entered into an employment agreement with the store manager.

The purchase method of accounting in accordance with ASC 805, Business Combinations, was applied for the Mother Earth’s Storehouse acquisition. This requires the total cost of an acquisition to be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition with the excess cost accounted for as goodwill. Goodwill arising from the acquisition is attributable to expected operational synergies from combining the operations of the acquired business with those of the Company. Goodwill is not expected to be deductible for income tax purposes in the tax jurisdiction of the acquired business.

The following table summarizes the approximate purchase price allocation based on estimated fair values of the net assets acquired at the acquisition date:

Purchase Consideration
Cash Consideration paid	$5,150,000

Purchase price allocation
Inventory	805,000
Property and equipment	1,278,000
Intangible assets	1,609,000
Right of use asset - operating lease	1,797,667
Other liabilities	(283,000)
Operating lease liability	(1,797,667)
Goodwill	1,741,000
Net assets acquired	$5,150,000

Finite-lived intangible assets
Trade Names/Trademarks	$513,000
Customer Relationships	683,000
Non-Compete Agreement	413,000
Total intangible assets	$1,609,000

Revenue and Earnings

Revenue and net income for three months ended September 30, 2022 were $3.2 million and $0.01 million, respectively. Revenue and net income were $8.5 million and $0.4 million, respectively, from the date of acquisition through September 30, 2022. Acquisition-related expenses are expensed as incurred. They were recorded in operating expenses and were $0 and $78,000, for the three and nine months ended September 30, 2022, respectively. The expenses primarily related to legal and other professional fees.

F-31

Unaudited Supplemental Pro Forma Information

The following unaudited pro forma summary presents consolidated information of the Company, including Mother Earth’s Storehouse, as if the business combination had occurred on January 1, 2021, the earliest period presented herein:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
Sales	$5,775,543	$6,376,368	$18,169,702	$19,169,179
Net (loss) income	(835,464)	86,877	(1,311,884)	267,900

The pro forma financial information includes adjustments that are directly attributable to the business combinations and are factually supportable. The pro forma adjustments include incremental amortization of intangible and remove non-recurring transaction costs directly associated with the acquisitions, such as legal and other professional service fees. Cost savings or operating synergies expected to result from the acquisitions are not included in the pro forma results. For the three and nine months ended September 30, 2022, the pro forma financial information excludes $0 and $78,000, respectively, of non-recurring acquisition-related expenses. These pro forma results are illustrative only and not indicative of the actual results of operations that would have been achieved nor are they indicative of future results of operations.

Note 9. INTANGIBLE ASSETS, NET

At September 30, 2022 and December 31, 2021, intangible assets consist of the following:

September 30, 2022	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names / Trademarks	8-10 years	$1,436,000	$(650,568)	$785,432
Customer relationships	4-5 years	1,566,000	(916,024)	649,976
Non-compete	4-5 years	651,000	(233,338)	417,662
Website	4 years	10,000	(2,083)	7,917
Intangible assets, net		$3,663,000	$(1,802,013)	$1,860,987

December 31, 2021	Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names / Trademarks	8-10 years	$923,000	(536,661)	$386,339
Customer relationships	4-5 years	883,000	(685,823)	197,177
Non-compete	4 years	238,000	(133,646)	104,354
Website	4 years	10,000	(208)	9,792
Intangible assets, net		$2,054,000	$(1,356,338)	$697,662

Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense was approximately $156,000 and $86,000 for the three months ended September 30, 2022 and 2021, and $446,000 and $263,000 for the nine months ended September 30, 2022 and 2021, respectively. Amortization expense was included in operating expenses on the combined statement of operations.

F-32

Future annual estimated amortization expense is as follows:

For the years ending December 31,
2022 (remaining three months)	$145,410
2023	373,933
2024	373,933
2025	366,891
2026	272,897
Thereafter	327,923
Total	$1,860,987

Note 10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At September 30, 2022 and December 31, 2021, accounts payable and accrued expenses consisted of:

	September 30, 2022	December 31, 2021

Trade creditors	$1,144,348	$324,890
Accrued expenses	83,337	52,174
Total	$1,227,685	$377,064

NOTE 11. DEBT

The following table provides a breakdown of the Company’s debt as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021

Loan payable, current	$1,479	$2,604
Loan payable, net of current	-	815
Total loan payable	$1,479	$3,419

NOTE 12. LEASES

The Company has various lease agreements with terms up to 20 years. All the leases are classified as operating leases.

F-33

Maturity of lease liabilities under our non-cancellable operating leases as of September 30, 2022 were as follows:

Payments due by period	September 30, 2022
2022 (remaining three months)	$176,406
2023	692,118
2024	596,786
2025	596,468
2026	530,624
Thereafter	2,662,319
Total undiscounted operating lease payments	$5,254,721
Less: Imputed interest	(834,686)
Present value of operating lease liabilities	$4,420,035

The following table provides a summary of leases by balance sheet category as of September 30 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Right of use asset	$4,785,871	$3,423,123

Operating lease liability, current	$534,492	$323,056
Operating lease liability, net of current	3,885,543	2,675,495

The following table provides a summary of other information related to the leases at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Weighted-average remaining lease term for operating leases	9 years	10 years
Weighted-average discount rate for operating leases	3.88%	4.75%

Rent expense for three months ended September 30, 2022 and 2021 was approximately $235,000 and $146,000 respectively. Rent expense for nine months ended September 30, 2022 and 2021 was approximately $653,000 and $441,000 respectively. It is included in operating expenses in the accompanying combined statements of operations.

The components of lease expenses for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Operating lease cost	$143,280	$93,595	$408,273	$277,865
Variable lease cost	82,603	52,514	217,738	163,190
Short-term lease cost	9,041	-	26,647	-
Total rent expense	$234,924	$146,109	$652,658	$441,055

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NOTE 13. RELATED PARTY TRANSACTIONS

The Company has not historically operated as a separate company and has various relationships with HCMC whereby HCMC provides services to the Company as noted below. Related party transactions include allocation of general corporate expenses and advances from parent.

Allocation of General Corporate Expenses

HCMC provides human resources, accounting, payroll processing, legal and other managerial services to the Company. The accompanying combined financial statements include allocations of these expenses.

Management adopted a proportional cost allocation method to allocate HCMC expenses to the Company. The allocation method calculates the appropriate share of overhead costs to the Company based on management’s estimate that the sum of management time and resources spent managing the Company is approximately equal to the amount of time and resources spent managing HCMC and its subsidiaries. As a result, 50% of HCMC overhead was allocated to the Company based on the fact that management spent equal amount of time to manage HCMC and the Company. The Company believes the allocation methodology used is reasonable and has been consistently applied, and results in an appropriate allocation of costs incurred. However, these allocations may not be indicative of the cost had the Company been a stand-alone entity or of future services. HCMC allocated approximately $0.6 million and $0.3 million for the three months ended September 30, 2022 and 2021, and $1.6 million and $1.0 million for the nine months ended September 30, 2022 and 2021, respectively. Such amounts are reflected in the Net Parent’s Investment.

Cash Advances

The Company received funding from HCMC to cover any shortfalls on operating cash requirements. In addition to the allocation of general corporate expenses, the Company received $5.2 million and $0.05 million from HCMC for the nine months ended September 30, 2022 and 2021, respectively. The Company did not receive any cash advances for the three months ended September 30, 2022 and 2021. Such amounts are reflected in the Net Parent’s Investment.

Intercompany Receivable and Payable

There is no intercompany agreement between Healthy Choice Wellness Corp and HCMC. Management has determined those intercompany receivables and payables will be settled in near future. As a result, Healthy Choice Wellness Corp’s intercompany balances are reflected as “due to” or “due from” accounts and presented in other assets in the financial statements. The Company had net receivable balance of $2.0 million and $1.4 million from HCMC as of September 30, 2022 and December 31, 2021, respectively.

Note 14. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time the Company may be involved in various claims and legal actions arising in the ordinary course of our business. With respect to legal costs, we record such costs as incurred.

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COVID-19 Management Update

The global outbreak of COVID-19 was declared a pandemic by the World Health Organization and a national emergency by the U.S. government in March 2020 and has negatively impacted the U.S. and global economies, disrupted global supply chains and, mandated closures and stay-at-home orders and created significant disruptions of the global financial markets. The Company adjusted certain aspects of the operations to protect their employees and customers while still meeting customers’ needs. While to date the Company has not been required to close any of its stores, the Company is currently operating under regular hours and we are expecting COVID-19 to have a long-term beneficial impact to the future financial results of the grocery segment. The Company continues to monitor the impact of the COVID-19 outbreak closely. The extent to which the COVID-19 outbreak will impact our operations is manageable, and there is no imminent risk on business continuity and future operations.

Note 15. SUBSEQUENT EVENTS

In accordance with FASB ASC 855-10, the Company has analyzed its operations subsequent to September 30, 2022, and through the date of this report being issued and has determined that it does not have any material subsequent events other than the following:

On October 14, 2022, the Company through its wholly owned subsidiary, Healthy Choice Markets IV, LLC, entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Dean’s Natural Food Market of Shrewsbury, Inc., a New Jersey corporation, Green’s Natural Foods, Inc., a Delaware corporation, Dean’s Natural Food Market of Chester, LLC, a New Jersey limited liability company, Dean’s Natural Food Market of Basking Ridge, LLC, a New Jersey limited liability company, and Dean’s Natural Food Market, Inc., a New Jersey corporation (collectively, the “Sellers”), and shareholders of the Sellers. Pursuant to the Purchase Agreement, the Company acquired certain assets and assumed certain liabilities of an organic and natural health food and vitamin chain with eight store locations in New York and northern and central New Jersey (the “Stores”).

The purchase price under the Purchase Agreement is approximately $8,000,000, of which $3,000,000 is in the form of a promissory note. In addition, the seller is entitled to a contingent earn-out based on certain revenue threshold within the one year period of the closing. The purchase price is subject to final inventory adjustment. The Company will assume all lease obligations for the Stores. The transaction closed on October 14, 2022. The Company has engaged a professional valuation firm to perform the valuation on the assets acquired and liabilities assumed. Purchase price allocation has not been finalized at the time of issuance.

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HEALTHY CHOICE WELLNESS CORP.

                       Shares

of Common Stock

PROSPECTUS

                            , 2023

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by us in connection with the offering of securities described in this registration statement. All amounts shown are estimates, except for the SEC registration fee. We will bear all expenses shown below.

SEC registration fee
Dealer Manager fees and expenses
Subscription agent fees and expenses
Information agent fees and expenses
Printing and postage expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous fees and expenses
Total

Item 14. Indemnification of Directors and Officers.

Under Section 145 of the Delaware General Corporation Law, Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Registrant’s Bylaws (the “Bylaws”) provide that Registrant shall indemnify its directors and officers if such officer or director acted (i) in good faith, (ii) in a manner reasonably believed to be in or not opposed to the best interests of Registrant, and (iii) with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. Registrant believes that indemnification under its Bylaws covers at least negligence and gross negligence, and requires Registrant to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the directors and officers to repay such advances if it is ultimately determined that the director is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any agreement, vote of stockholders or disinterested directors, or otherwise.

In addition, Registrant’s Certificate of Incorporation (the “Certificate of Incorporation”) provides that, pursuant to Delaware law, none of its directors shall be liable for monetary damages for breach of his or her fiduciary duty of care to Registrant and its stockholders to the fullest extent permitted by the Delaware General Corporation Law as it presently exists or may hereafter be amended from time to time. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are in willful or negligent violation of applicable Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Certificate of Incorporation further provides that Registrant shall indemnify its directors and officers to the fullest extent permitted by law and requires Registrant to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the director to repay such advances if it is ultimately determined that the director is not entitled to indemnification. The Certificate of Incorporation also provides that rights conferred under such Certificate of Incorporation shall not be deemed to be exclusive of any other right such persons may have or acquire under any statute, the Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

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Registrant has obtained liability insurance policies for the officers and directors that, subject to certain limitations, terms and conditions, will insure them against losses arising from wrongful acts (as defined by the policy) in their capacity as directors or officers.

In addition, Registrant has entered into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify Registrant’s directors and certain of its officers for certain expenses (including attorney’s fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of Registrant, on account of services as a director or officer of Registrant or as a director or officer of any subsidiary of Registrant, or as a director or officer of any other company or enterprise that the person provides services to at the request of Registrant.

Item 15. Recent Sales of Unregistered Securities.

Series A Convertible Preferred Stock

Pursuant to the securities purchase agreement for HCMC’s sale of its Series E Stock, the purchasers of the Series E Stock are also contractually required to purchase Series A Convertible Preferred Stock (“Series A Stock”) of the Company in the same total investment amounts that each purchasers paid for the HCMC Series E Stock. The closing of the sale of the Series A Stock is expected to occur contemporaneous with the completion of the Spin-Off transaction. The purchase price is $1,000 per share of Series A Stock. The Conversion Price is initially $10.00 per share. On the 40th calendar day (“Reset Date”) after the effectiveness of the spin off, the conversion price will have a one-time reset in the event the closing price of the Common Stock on such date is less than $10.00 per share. The reset conversion price will equal a 10% discount to the 5-day VWAP measured using the 5 trading days preceding the Reset Date. In no instance will the conversion price be reset below $3.00 per share. The holders of the Series A Stock shall have voting rights on as converted basis. The Series A Stock will also have customary weighted average anti-dilution protection with respect to the conversion price. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary that is not a “fundamental transaction” (change of control merger, sale of substantially all of the Company’s assets or outstanding capital stock), the holders of Series A Stock shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to $1,000 per share of Series A Stock. No holder can convert the Series A Stock into Common Stock, to the extent it would result in the holder’s beneficial ownership being in excess of 9.99% of the outstanding Common Stock.

Item 16. Exhibits and Consolidated Financial Statement Schedules.

Exhibit		Incorporated by Reference			To Be Filed By Amendment
No.	Exhibit Description	Form	Date	Number	Herewith
3.1	Certificate of Incorporation				X
3.2	Bylaws				X
5.1	Opinion of Cozen O’Connor P.C.				X
10.1	2023 Equity Incentive Plan				X
21.1	List of Subsidiaries of Registrant				X
23.1	Consent of Marcum LLP				X
23.2	Consent of Cozen O’Connor P.C. (included in Exhibit 5.1)				X
24.1	Power of Attorney (set forth on the signature page of this Registration Statement)				X

+ Indicates management contract or compensatory plan.

(b) Consolidated Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

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Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

	(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

	(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

	(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

	(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

	(ii)	Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

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(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

(d)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(I) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hollywood, State of Florida, on                           , 2023.

Healthy Choice Wellness Corp.

By:
Jeffrey E. Holman
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, registration statement has been signed by the following persons on                          , 2023 in the capacities indicated.

Signature	Title	Date
Chief Executive Officer and Director
Jeffrey E. Holman	(Principal Executive Officer)

Chief Financial Officer, (Principal Financial
John Ollet	Officer and Principal Accounting Officer)

Chief Operating Officer and President
Christopher Santi

Director

Director

Director

Director

Director

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